Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and between

Dave & Buster’s Entertainment, Inc.,

Delta Bravo Merger Sub, Inc.,

ARDENT LEISURE US HOLDING INC.,

for the limited purposes of Section 2.6, Section 2.7, ARTICLE 4, Section 6.10, Section 7.6,

Section 7.9, Section 7.11, Section 7.15, Section 7.16, Section 7.18, Section 7.19, Section 8.1,

Section 8.2, Section 8.3, ARTICLE 9, ARTICLE 10, ARTICLE 11 and ARTICLE 12,

Ardent Leisure Group Limited,

for the limited purposes of Section 2.6, Section 2.7, ARTICLE 5, Section 6.10, Section 7.6,

Section 7.9, Section 7.11, Section 7.15, Section 7.16, Section 7.18, Section 7.19, ARTICLE 9,

ARTICLE 10, ARTICLE 11 and ARTICLE 12,

RB ME LP,

and for the limited purposes of ARTICLE 5, ARTICLE 11 and ARTICLE 12,

THE REDBIRD OBLIGORS

Dated as of April 6, 2022

TABLE OF CONTENTS

Page

Article 1 TRANSACTIONS; CLOSING		2
1.1	Merger of Merger Sub with and into the Company	2
1.2	Effect of the Merger	2
1.3	Closing; Effective Time	2
1.4	Certificate of Incorporation and Bylaws of the Surviving Company	3
1.5	Directors and Officers of the Surviving Company	3

Article 2 EFFECTS OF THE MERGER		3
2.1	Effect of the Merger on the Company Stock	3
2.2	Merger Consideration Calculation; Payments	4
2.3	Closing of Share Transfer Books	7
2.4	Adjustments	8
2.5	Consideration Statement	8
2.6	Proposed Closing Statement and Final Closing Statement	9
2.7	Payment of the Post-Closing Adjustment Amount	11
2.8	Dissenting Shares	13
2.9	Further Action	13

Article 3 REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY GROUP		13
3.1	Organization, Good Standing and Other Matters	14
3.2	Capitalization of the Company; Valid Issuance of Company Stock; Indebtedness	14
3.3	Subsidiaries	15
3.4	Authority	16
3.5	No Conflict; Required Filings and Consents	17
3.6	Financial Statements	17
3.7	No Undisclosed Liabilities	18
3.8	Absence of Certain Changes and Events	19
3.9	Compliance with Laws; Permits	21
3.10	Litigation	23
3.11	Insurance	23
3.12	Real Property; Personal Property	24
3.13	Environmental Matters	25
3.14	Tax Matters	25
3.15	Material Contracts	27
3.16	Labor Matters	30
3.17	Employees	30
3.18	Employee Benefits	31
3.19	Intellectual Property	34
3.20	Data Privacy and Information Security	35

i

3.21	Suppliers	36
3.22	Brokers and Finders	36
3.23	Affiliate Arrangements	36
3.24	Anti-Takeover Statutes	37
3.25	Capital Expenditure Budget	37
3.26	Non-Reliance; No Other Representations or Warranties of Parent or Merger Sub	37

Article 4 REPRESENTATIONS AND WARRANTIES RELATING TO Ardent Leisure		37
4.1	Organization	37
4.2	Authority	38
4.3	Ownership of Company Stock	38
4.4	Non−Contravention; No Consents or Approvals	38
4.5	Brokers and Finders	39
4.6	Litigation; Orders	39
4.7	Continuous Disclosure	39
4.8	Compliance	39
4.9	Australian Shareholder Approvals	39
4.10	Disclosure	40

Article 5 REPRESENTATIONS AND WARRANTIES RELATED TO RedBird AND THE RedBird OBLIGORS		40
5.1	Organization	40
5.2	Authority	40
5.3	Ownership	41
5.4	Non-Contravention; No Consents or Approvals	41
5.5	Litigation; Orders	41
5.6	Brokers and Finders	42
5.7	Financial Capability of RedBird	42
5.8	Financial Capability of RedBird Obligors	42

Article 6 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		42
6.1	Organization, Good Standing and Other Matters	42
6.2	Authority	43
6.3	No Conflict: Required Filings and Consents	43
6.4	Brokers and Finders	44
6.5	Litigation; Orders	44
6.6	Arrangements with Management	44
6.7	Financial Capability	44
6.8	Solvency	46
6.9	Ownership of Shares	46
6.10	Investigation and Agreement by Parent; Non-Reliance; No Other Representations or Warranties of the Company Group or the Company Stockholders	47

Article 7 CERTAIN COVENANTS OF Parent, MERGER SUB and the Company		48
7.1	Access and Investigation	48
7.2	Operation of the Business of the Company	49
7.3	[Reserved.]	55
7.4	FIRPTA Matters	55
7.5	D &O Insurance; Indemnification	56
7.6	Tax Matters	57
7.7	R &W Policy	60
7.8	Support of Transactions	60
7.9	Governmental Approvals	60
7.10	Parachute Payments	63
7.11	Public Announcements; Other Filings	63
7.12	Employee Matters	64
7.13	Parent’s Financing	66
7.14	Company’s Obligations in Respect of Parent’s Financing and Financial Statements	68
7.15	Termination of the Stockholders’ Agreement	71
7.16	Termination of Affiliate Obligations	71
7.17	Resignations	71
7.18	Exclusivity	71
7.19	Certain Notices	73

Article 8 CERTAIN COVENANTS OF Ardent Leisure		73
8.1	Non-Solicitation; Acquisition Proposals	73
8.2	Preparation of Explanatory Memorandum; Extraordinary General Meeting; Solicitation of Australian Approval	81
8.3	Ardent Leisure Litigation	83
8.4	Transfer of Marks	83

Article 9 CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB		84
9.1	Accuracy of Representations	84
9.2	Performance of Covenants by the Company	85
9.3	Performance of Covenants by the Major Company Stockholders	85
9.4	Governmental Consents	85
9.5	No Material Adverse Effect	85
9.6	Agreements and Documents	85
9.7	No Restraints	86
9.8	Australian Approval	86

Article 10 CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY		86
10.1	Accuracy of Representations	86
10.2	Performance of Covenants by Parent	86
10.3	Governmental Consents	87
10.4	Australian Approval	87
10.5	No Restraints	87
10.6	No Parent Material Adverse Effect	87
10.7	Agreements and Documents	87

Article 11 TERMINATION		87
11.1	Termination Events	87
11.2	Termination Procedures	90
11.3	Effect of Termination	90
11.4	Company and RedBird Termination Payments	91
11.5	Parent Termination Payments	92

Article 12 GENERAL PROVISIONS		94
12.1	Non-Survival of Certain Representations, Warranties and Covenants	94
12.2	Entire Agreement; Amendment	94
12.3	No Waiver	95
12.4	Severability	95
12.5	Expenses and Obligations	95
12.6	Notices	95
12.7	Counterparts	97
12.8	Governing Law; Submission to Jurisdiction; Consent to Service of Process	98
12.9	Waiver of Jury Trial	98
12.10	Rights Cumulative	99
12.11	Assignment	99
12.12	Specific Performance	99
12.13	Further Assurances	100
12.14	Third-Party Beneficiaries	100
12.15	Non-Recourse	101
12.16	Legal Representation	102
12.17	Financing Sources	103
12.18	Construction	104
12.19	Company Guarantee	105

EXHIBITS & SCHEDULES

EXHIBIT A	Defined Terms
EXHIBIT B	Escrow Agreement
EXHIBIT C	Form of LTIP Surrender Agreement
EXHIBIT D	Letter of Transmittal

Company Disclosure Schedule
Ardent Leisure Disclosure Schedule
RedBird Disclosure Schedule
Parent Disclosure Schedule

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 6, 2022, is entered into by and among Dave & Buster’s Entertainment, Inc., a Delaware corporation (“Parent”), Delta Bravo Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), Ardent Leisure US Holding Inc., a Delaware corporation (the “Company”), for the limited purposes of Section 2.6, Section 2.7, ARTICLE 4, Section 6.10, Section 7.6, Section 7.9, Section 7.11, Section 7.15, Section 7.16, Section 7.18, Section 7.19, Section 8.1, Section 8.2, Section 8.3 ARTICLE 9, ARTICLE 10, ARTICLE 11 and ARTICLE 12, Ardent Leisure Group Limited, an Australian public company limited by shares (“Ardent Leisure”), for the limited purposes of Section 2.6, Section 2.7, ARTICLE 5, Section 6.10, Section 7.6, Section 7.9, Section 7.11, Section 7.15, Section 7.16, Section 7.18, Section 7.19, ARTICLE 9, ARTICLE 10, ARTICLE 11 and ARTICLE 12, RB ME LP, a Delaware limited partnership (“RedBird”), and for the limited purposes of ARTICLE 5, ARTICLE 11 and ARTICLE 12, RB ME Blocker, LLC, a Cayman Islands limited liability company (“RedBird Blocker Obligor”), RB ME Series 2019 Investor Aggregator LP, a Delaware limited partnership (“RedBird Aggregator Obligor”), and RedBird Series 2019 GP Co-Invest, LP, a Delaware limited partnership (“RedBird Co-Investor Obligor” and together with RedBird Blocker Obligor and RedBird Aggregator Obligor, the “RedBird Obligors”).

RECITALS

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement, the Delaware General Corporation Act (the “DGCL”) and other applicable requirements of Law and, upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned Subsidiary of Parent;

WHEREAS, Merger Sub is a newly formed, wholly-owned, direct subsidiary of Parent, and was formed for the sole purpose of effecting the Merger;

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously approved and declared advisable this Agreement and the Transaction Documents, including the Merger (the “Transactions”), and directed Parent to enter this Agreement and to consummate the Transactions;

WHEREAS, the board of directors of Merger Sub has (a) determined that the Transactions are fair to, advisable and in the best interests of Merger Sub and Parent, its sole stockholder, (b) approved and declared advisable this Agreement and the Transactions and (c) recommended that Parent adopt this Agreement;

WHEREAS, effective upon the execution of this Agreement, Parent, as the sole stockholder of Merger Sub, has adopted this Agreement in accordance with the DGCL;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) adopted this Agreement and approved the Transactions, and (b) recommended that the stockholders of the Company adopt this Agreement and approve the Transactions;

WHEREAS, effective upon the execution of this Agreement, the Company Stockholders have adopted this Agreement in accordance with the DGCL;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, Ardent Leisure, the RedBird Obligors and certain other Persons who will receive material consideration in connection herewith are entering into Restrictive Covenant Agreements with Parent (the “RCAs”); and

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, each of Ardent Leisure, RedBird and the RedBird Obligors have each entered into a transaction support agreement with Parent (the “Support Agreements”).

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, agreements and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Article 1
TRANSACTIONS; CLOSING

1.1            Merger of Merger Sub with and into the Company. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving company in the Merger (the “Surviving Company”) and will become a wholly-owned Subsidiary of Parent.

1.2            Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of the Merger and without further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

1.3            Closing; Effective Time. The consummation of the Merger and the other contemplated Transactions (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP, 200 Crescent Court, Suite 300, Dallas, Texas or remotely by electronic exchange of documents and signatures at 10:00 a.m. (Dallas, Texas time) on a date to be specified by the parties, which shall be no later than the third Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in ARTICLE 9 and ARTICLE 10 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other time and date as Parent and the Company may jointly designate; provided, that the Closing shall not occur on or prior to May 31, 2022. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.” Contemporaneously with the Closing, the Company and Merger Sub shall cause a certificate of merger in a form mutually agreed by Parent and the Company (the “Certificate of Merger”) satisfying the applicable requirements of the DGCL to be duly executed by the Company and filed with the Secretary of State of the State of Delaware. The Merger shall become effective as of the time that the Certificate of Merger is accepted by the Secretary of State of the State of Delaware (the effective time of the Merger being referred to as the “Effective Time”).

1.4            Certificate of Incorporation and Bylaws of the Surviving Company.

(a)            At the Effective Time, the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Company, until thereafter supplemented or amended in accordance with its terms and the DGCL.

(b)            At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company, until thereafter supplemented or amended in accordance with its terms, the Surviving Company’s certificate of incorporation and the DGCL.

1.5            Directors and Officers of the Surviving Company.

(a)            At the Effective Time, each of the directors of Merger Sub immediately prior to the Effective Time shall become, as of immediately following the Effective Time, the directors of the Surviving Company, until his or her successor is elected and qualified or until his or her earlier resignation or removal.

(b)            The individuals constituting the officers of the Company prior to the Effective Time shall continue to be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly appointed.

Article 2
EFFECTS OF THE MERGER

2.1            Effect of the Merger on the Company Stock.

(a)            Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company, the Company Stockholders or the holders of any of the securities of Parent or any other Person:

(i)            all shares of Company Stock held in the Company’s treasury or held, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (each an “Excluded Share”) shall be cancelled and retired, and no consideration shall be paid or payable in respect thereof;

(ii)           subject to Section 2.4 and Section 2.8, each share of (A) Series A Preferred Stock issued and outstanding as of immediately prior to the Effective Time shall be automatically converted into the right to receive an amount in cash equal to the Per Share Series A Preferred Stock Consideration, (B) Series B Preferred Stock issued and outstanding as of immediately prior to the Effective Time shall be automatically converted into the right to receive an amount in cash equal to the Per Share Series B Preferred Stock Consideration, and (C) Common Stock issued and outstanding as of immediately prior to the Effective Time shall be automatically converted into the right to receive an amount in cash equal to the Per Share Common Stock Consideration; and

(iii)          each share of common stock of Merger Sub, par value $0.001 per share, outstanding immediately prior to the Effective Time shall be converted into one fully paid, validly issued and non-assessable share of common stock, par value $0.001 per share, of the Surviving Company.

(b)            Following the conversion of the shares of the Series A Preferred Stock into the right to receive the Per Share Series A Preferred Stock Consideration, the conversion of the shares of the Series B Preferred Stock into the right to receive the Per Share Series B Preferred Stock Consideration and the conversion of the shares of the Common Stock into the right to receive the Per Share Common Stock Consideration pursuant to this Section 2.1, all of the shares of Preferred Stock and Common Stock so converted shall no longer be outstanding and shall cease to exist, and each Company Stockholder shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Series A Preferred Stock Consideration, the Per Share Series B Preferred Stock Consideration or the Per Share Common Stock Consideration, as applicable.

2.2            Merger Consideration Calculation; Payments.

(a)            Payments. Subject to Section 2.2(c), on the Closing Date and in accordance with the wire transfer instructions set forth in the Consideration Statement, Parent (and/or one or more affiliates of Parent) shall pay or cause to be paid, by transfer of immediately available funds:

(i)            Unless otherwise directed by the Major Company Stockholders or the Company after advance consultation with Parent, on behalf of the Company Group, to each LTIP Participant, their applicable portion of the LTIP Payment payable pursuant to the 2020 LTIP (subject to applicable tax withholdings and delivery of a LTIP Surrender Agreement as described in Section 2.2(d)), which shall be allocated to the LTIP Participants in accordance with the Consideration Statement;

(ii)           to RedBird, the Closing RedBird Series A Preferred Stock Consideration (subject to delivery of a Letter of Transmittal as described in Section 2.2(e)), which shall be allocated to RedBird from the Closing Merger Consideration in accordance with the Consideration Statement;

(iii)          to the Series B Preferred Stockholders, the Closing Series B Preferred Stock Consideration (subject to delivery of a Letter of Transmittal as described in Section 2.2(e)), which shall be allocated to Company Series B Stockholders from the Closing Merger Consideration in accordance with the Consideration Statement;

(iv)          to Ardent Leisure Limited, the Closing Ardent Leisure Common Stock Consideration (subject to delivery of a Letter of Transmittal as described in Section 2.2(e)), which shall be allocated to Ardent Leisure Limited from the Closing Merger Consideration in accordance with the Consideration Statement;

(v)           to the Adjustment Escrow Account, an amount equal to the Adjustment Escrow Amount for deposit in accordance with this Agreement and the Escrow Agreement. The Adjustment Escrow Amount will not be used for any purpose except as expressly provided in this Agreement or in the Escrow Agreement. Any net profit resulting from, or interest on income produced by, such amount deposited with the Escrow Agent by Parent will be paid to the Company Stockholders;

(vi)          on behalf of the Company Group, the Payoff Amount to such parties and in such amounts as designated in the Consideration Statement, in accordance with the Payoff Letters; and

(vii)         on behalf of the Company Group, the Company Transaction Expenses to such parties and in such amounts as designated in the Consideration Statement.

(b)            Certain Defined Terms. For purposes of this Agreement:

(i)            The “Adjustment Amount” means, without duplication, the amount, which may be positive or negative, equal to the sum of (A) Closing Cash minus (B) the aggregate dollar amount of the Closing Indebtedness plus (C) the dollar amount, if any, by which the Closing Working Capital is greater than the Working Capital Peg, minus (D) the dollar amount, if any, by which the Closing Working Capital is less than the Working Capital Peg minus (E) the aggregate dollar amount of the Company Transaction Expenses minus (F) the LTIP Payment plus (G) the aggregate dollar amount equal to the New Unit Development Capital Expenditures minus (H) the aggregate dollar amount of the Capital Expenditures Shortfall plus (I) the aggregate dollar amount of the Capital Expenditures Excess.

(ii)           The “Adjustment Escrow Amount” means $20,000,000.

(iii)          The “Ardent Leisure Common Stock Consideration” means the dollar amount equal to (A) the Merger Consideration minus (B) the RedBird Series A Preferred Stock Consideration minus (C) the Series B Preferred Stock Consideration.

(iv)          The “Closing Merger Consideration” means the dollar amount equal to (A) the Estimated Merger Consideration, minus (B) the Adjustment Escrow Amount.

(v)           The “Closing Ardent Leisure Common Stock Consideration” means the dollar amount equal to (A) the Closing Merger Consideration minus (B) the Closing RedBird Series A Preferred Stock Consideration minus (C) the Closing Series B Preferred Stock Consideration.

(vi)          The “Closing RedBird Series A Preferred Stock Consideration” means the dollar amount equal to the RedBird Series A Preferred Stock Consideration, assuming that (A) the Closing Merger Consideration is equal to (B) the Merger Consideration.

(vii)         The “Closing Series B Preferred Stock Consideration” means the dollar amount equal to the Series B Preferred Stock Consideration, assuming that (A) the Closing Merger Consideration is equal to (B) the Merger Consideration.

(viii)        The “Enterprise Value” means the amount equal to $835,000,000.

(ix)          The “Estimated Merger Consideration” means the amount equal to the sum of (A) the Enterprise Value plus (B) the Estimated Adjustment Amount, if positive, or minus (C) the Estimated Adjustment Amount, if negative.

(x)           The “Merger Consideration” means the sum of (A) the Enterprise Value plus (B) the Final Adjustment Amount, if positive, or minus (C) the Final Adjustment Amount, if negative.

(xi)          The “Per Share Common Stock Consideration” means the dollar amount equal to the quotient of (A) the Ardent Leisure Common Stock Consideration divided by (B) the number of shares of Common Stock outstanding immediately prior to the Effective Time.

(xii)         The “Per Share Series A Preferred Stock Consideration” means an amount of cash equal to the quotient of (A) the RedBird Series A Preferred Stock Consideration divided by (B) the number of shares of Series A Preferred Stock outstanding immediately prior to the Effective Time.

(xiii)        The “Per Share Series B Preferred Stock Consideration” means an amount of cash equal to the quotient of (A) the Series B Preferred Stock Consideration divided by (B) the number of shares of Series B Preferred Stock outstanding immediately prior to the Effective Time.

(xiv)        The “RedBird Base Series A Preferred Stock Consideration” means the dollar amount payable on the date immediately prior to the Closing Date in respect of all outstanding shares of Series A Preferred Stock as if the Merger were a Deemed Liquidation Event (as defined in the Company’s Second Amended and Restated Certificate of Incorporation) pursuant to Section V.B.1.1 of the Company’s Second Amended and Restated Certificate of Incorporation, assuming for the purposes of determining such amount that the Series A Accruing Dividends (as defined in the Company’s Second Amended and Restated Certificate of Incorporation) shall have ceased to accrue as of December 31, 2021.

(xv)         The “RedBird Series A Preferred Stock Consideration” means the dollar amount equal to (A) the RedBird Base Series A Preferred Stock Consideration minus (B) the RedBird LTIP Share plus (C) the RedBird Series A Preferred Stock Consideration Adjustment.

(xvi)        The “RedBird Series A Preferred Stock Consideration Adjustment” means the dollar amount by which the RedBird Series A Preferred Stock Consideration shall be increased in excess of the RedBird Base Series A Preferred Stock Consideration, as set forth on the Consideration Statement and calculated in accordance with the methodologies set forth therein.

(xvii)       The “Series B Preferred Stock Consideration” means the dollar amount payable on the on the Closing Date in respect of all outstanding shares of Series B Preferred Stock as if the Merger were a Deemed Liquidation Event (as defined in the Company’s Second Amended and Restated Certificate of Incorporation) pursuant to Section V.C.1.1 of the Company’s Second Amended and Restated Certificate of Incorporation.

(c)            Withholding. Parent and the Company shall be entitled to deduct and withhold from the consideration payable to any Person pursuant to this Section 2.2 such amounts as Parent or the Company may be required to deduct or withhold therefrom under applicable Tax Law; provided, that Parent or the Company shall provide such Person with written notice of its intention to withhold at least five Business Days prior to any such withholding (other than any required payroll Tax withholding or any withholding attributable to a failure to deliver a form described in Section 7.4), and Parent and the Company shall use commercially reasonable efforts to cooperate with such Person to minimize any such Taxes. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(d)            LTIP Surrender Agreement. As a condition of receiving consideration in respect of Awards as contemplated by Section 2.2(a)(i) (but, for the avoidance of doubt, not as a condition to Closing), each LTIP Participant shall execute an agreement (an “LTIP Surrender Agreement”) in substantially the form attached hereto as Exhibit C.

(e)            Letters of Transmittal. As a condition of receiving consideration in respect of Company Stock as contemplated by Section 2.2(a) (but, for the avoidance of doubt, not as a condition to Closing), each Company Stockholder shall execute a customary letter of transmittal (each a “Letter of Transmittal”) in substantially the form attached hereto as Exhibit D.

2.3            Closing of Share Transfer Books. As of the Effective Time, the share transfer books of the Company shall be closed and there shall not be any further registration of transfers of shares of Company Stock thereafter on the records of the Company.

2.4            Adjustments. In the event that the Company, at any time or from time to time between the date of this Agreement and the Effective Time, (a) declares or pays any dividend on shares of Company Stock payable in shares of Company Stock or in any right to acquire shares of Company Stock, (b) effects a subdivision of the outstanding shares of Company Stock into a greater number of shares of Company Stock, or in the event the outstanding shares of Company Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of shares of Company Stock, (c) the Company otherwise effects any recapitalization, reclassification of equity, share split, reverse share split or similar transaction affecting the Company Stock or (d) a record date with respect to any of the foregoing shall occur during such period, then the amounts payable in respect of the shares of Company Stock pursuant to Section 2.1(a)(ii) shall, in each case, be appropriately adjusted; provided, however, that nothing set forth in this Section 2.4 shall be construed to supersede or in any way limit the prohibitions set forth in Section 7.2(b).

2.5            Consideration Statement.

(a)            At least five Business Days prior to the Closing Date, the Company, together with the Major Company Stockholders, shall prepare in accordance with the policies set forth on Schedule 2.5(a)(I) of the Company Disclosure Schedule (the “Accounting Policies”) and deliver to Parent (i) a consolidated balance sheet of the Company Group as of the date immediately prior to the Closing, (ii) a statement (the “Consideration Statement”) prepared in the form of and calculated in accordance with the methodologies set forth on Schedule 2.5(a)(II) setting forth in reasonable detail, a good faith calculation of the Adjustment Amount, including all components of the definition thereof, each calculated as of the Reference Time (the “Estimated Adjustment Amount”), and the calculation of Merger Consideration derived therefrom, (iii) the spreadsheet described in Section 2.5(b) (the “Merger Consideration Spreadsheet”), and (iv) reasonable supporting documentation in support of the calculation of the amounts set forth in the foregoing. The Company shall provide Parent a reasonable opportunity to review and comment on the Consideration Statement and components thereof, shall provide Parent and its Representatives access at reasonable times to the relevant personnel, properties, books and records of the Company Group for such purpose, as may be reasonably requested by Parent, and shall consider in good faith Parent’s comments to the Consideration Statement. The Consideration Statement shall be binding on the Company, on the one hand, and Parent, on the other hand, for purposes of this Section 2.5(a) and shall be used to determine the Closing Merger Consideration (including the Per Share Series A Preferred Stock Consideration, the Per Share Series B Preferred Stock Consideration and the Per Share Common Stock Consideration).

(b)            The Merger Consideration Spreadsheet shall contain the following information, in each case, assuming for the purposes of the Consideration Statement that the Estimated Merger Consideration equals the Merger Consideration:

(i)            the Estimated Merger Consideration (including the Estimated Adjustment Amount);

(ii)            the Ardent Leisure Common Stock Consideration;

(iii)            the Ardent Leisure LTIP Share;

(iv)            each payment required to be made pursuant to Section 2.2(a), including (the LTIP Payment and applicable withholding tax, the payment in respect of the Closing Ardent Leisure Common Stock Consideration, the payment in respect of the Closing RedBird Series A Preferred Stock Consideration and the payment in respect of the Closing Series B Preferred Stock Consideration);

(v)            the Per Share Common Stock Consideration;

(vi)            the Per Share Series A Preferred Stock Consideration;

(vii)            the Per Share Series B Preferred Stock Consideration;

(viii)            the RedBird Base Series A Preferred Stock Consideration;

(ix)            the RedBird LTIP Share;

(x)            the RedBird Series A Preferred Stock Consideration;

(xi)            the RedBird Series A Preferred Stock Consideration Adjustment;

(xii)            the Series B Preferred Stock Consideration; and

(xiii)            wire transfer instructions for each Company Stockholder.

2.6            Proposed Closing Statement and Final Closing Statement.

(a)            As promptly as practicable, but no later than 90 days after the Closing, Parent shall deliver to the Company a statement, prepared in accordance with this Agreement (including the definitions herein and, to the extent applicable, the Accounting Policies) (the “Proposed Closing Statement”), setting forth in reasonably sufficient detail (i) Parent’s good faith calculation of the Adjustment Amount, including all components of the definition thereof, each calculated as of the Reference Time (the “Proposed Adjusted Amount”), and the calculation of the Merger Consideration derived therefrom, (ii) each of items set forth on the Merger Consideration Spreadsheet, with the exception of the Estimated Adjustment Amount and wire transfer instructions from each Company Stockholder, and (iii) reasonable supporting documentation in support of the calculation of the amounts set forth in the foregoing.

(b)            Parent shall, and shall cause the Company Group and its and their respective Representatives to, assist the Major Company Stockholders and their Representatives in their review of the Proposed Closing Statement and shall provide the Major Company Stockholders and their Representatives access at reasonable times to the relevant personnel, properties, books and records of the Company Group for such purpose and for the other purposes set forth in this Section 2.6, as may be reasonably requested by any of the Major Company Stockholders, subject to the confidentiality obligations set forth in each Major Company Stockholder’s Support Agreement.

(c)            If any of the Major Company Stockholders disputes the accuracy of the Proposed Closing Statement, such Major Company Stockholder shall notify Parent in writing of its objections within 30 days after receipt of the Proposed Closing Statement and shall set forth such objections, in writing and in reasonably sufficient detail, indicating each disputed item or amount and the basis for such disagreement and the reasons for such Major Company Stockholder’s objections (a “Notice of Disagreement”).

(d)            During the 30 days immediately following the delivery of any Notice of Disagreement (the “Dispute Resolution Period”), Parent and the Major Company Stockholders shall seek in good faith to resolve any differences that they may have with respect to any matter specified in such Notice of Disagreement, and all such discussions related thereto and information exchanged in connection therewith shall (unless otherwise agreed by Parent and the Major Company Stockholders) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule. During the Dispute Resolution Period, Parent and the Major Company Stockholders (and their respective Representatives) shall each have access to the other party’s working papers, trial balances and similar materials prepared in connection with the other party’s preparation of the Proposed Closing Statement and the Notice of Disagreement, as the case may be, in each case as reasonably requested. Upon resolution, the matters set forth in any such written resolution executed by Parent and the Major Company Stockholders shall be final and binding on the parties on the date of such written resolution.

(e)            If, at the end of the Dispute Resolution Period, Parent and the applicable Major Company Stockholder have not been able to resolve, in writing, all differences that they may have with respect to any matter specified in such Notice of Disagreement (including any underlying calculations or matters with respect to compliance with the terms of this Agreement, including the definitions used herein and, if applicable, the Accounting Policies), Parent and the applicable Major Company Stockholder shall submit to RSM US LLP (or, if such firm is unable or unwilling to act, such other public accounting firm as shall be agreed in writing by Parent and the Major Company Stockholder disputing such matter, as applicable) (the “Accounting Firm”) for review and resolution of any and all matters that remain in dispute (and as to no other matter), and the Accounting Firm, acting as experts and not arbitrators, shall reach a final, binding resolution of all matters that remain in dispute and only such matters, which final resolution shall be final and binding on the parties except for Actual Fraud or manifest error and shall be:

(i)            in writing and signed by the Accounting Firm and set forth in reasonable detail the rationale for the Accounting Firm’s decision;

(ii)            within the range of the amount contested by Parent and the applicable Major Company Stockholder and not assign a value to any item greater than the maximum value for such item claimed by either of Parent or the applicable Major Company Stockholder or less than the minimum value for such item claimed by either of Parent or the applicable Major Company Stockholder;

(iii)          furnished to Parent and the applicable Major Company Stockholder as soon as practicable after the items in dispute have been referred to the Accounting Firm, which shall not be more than 45 days after such referral or such later period set forth in the engagement letter of the Accounting Firm and mutually agreed to by Parent and the applicable Major Company Stockholder; and

(iv)          made in accordance with this Agreement (including the definitions used herein and, if applicable, the Accounting Policies).

Any submissions to the Accounting Firm must be written and delivered to each party to the dispute at the same time as submission to the Accounting Firm. Neither Parent nor any Major Company Stockholder shall, and each Major Company Stockholder shall direct their respective Affiliates not to, engage in ex parte discussion with the Accounting Firm with respect to any Notice of Disagreement. Parent and the Major Company Stockholders agree to execute a reasonable engagement letter in customary form and shall cooperate reasonably with the Accounting Firm and promptly provide all documents and information requested by the Accounting Firm so as to enable it to make such determination as quickly and as accurately as practicable. The procedure outlined in this Section 2.6(e) is referred to as the “Dispute Resolution Procedure.”

(f)            The Proposed Closing Statement shall become the “Final Closing Statement” upon:

(i)            the 31st day following the delivery of the Proposed Closing Statement if a Notice of Disagreement has not been delivered to Parent by a Major Company Stockholder;

(ii)           with such changes as are necessary to reflect matters resolved pursuant to any written resolution executed pursuant to Section 2.6(d), the date such resolution is executed, if all outstanding matters are resolved through such resolution; and

(iii)          with such changes as are necessary to reflect the Accounting Firm’s resolution of matters in dispute, the date the Accounting Firm delivers its final, binding resolution pursuant to Section 2.6(e).

(g)            Parent and the applicable Major Company Stockholder shall each pay their own costs and expenses incurred in connection with such Dispute Resolution Procedure; provided, that the fees and expenses of the Accounting Firm shall be borne in the same proportion that the applicable Major Company Stockholder’s position, on the one hand, and Parent’s position, on the other hand, as initially presented to the Accounting Firm (based on the aggregate of all differences at such time taken as a whole) bears to the final resolution as determined by the Accounting Firm.

2.7            Payment of the Post-Closing Adjustment Amount.

(a)            If the Adjustment Amount set forth in the Final Closing Statement (the “Final Adjustment Amount”) (i) is negative, and the absolute value of the Final Adjustment Amount is greater than the absolute value of the Estimated Adjustment Amount, if the Estimated Adjustment Amount is negative, (ii) is negative, and the Estimated Adjustment Amount is positive, or (iii) is positive, and the absolute value of the Final Adjustment Amount is less than the absolute value of the Estimated Adjustment Amount, if the Estimated Adjustment Amount is positive (such difference in clause “(i)” through “(iii),” as applicable, the “Adjustment Deficit”), Parent shall be entitled to receive a payment in cash out of the Adjustment Escrow Amount in an amount equal to the lesser of (A) the Adjustment Escrow Amount and (B) the Adjustment Deficit, and Parent and the Major Company Stockholders shall jointly in writing instruct the Escrow Agent to make a payment to Parent out of the Adjustment Escrow Account in an amount equal to the lesser of clauses “(A)” and “(B)” of this sentence. Parent, Merger Sub, and the Company acknowledge and agree that any Adjustment Deficit shall be satisfied solely and exclusively out of the Adjustment Escrow Amount, and none of the Company or the Company Stockholders shall have any obligation or liability to Parent for any Adjustment Deficit that is in excess of the Adjustment Escrow Amount.

(b)            If (i) the Final Adjustment Amount equals the Estimated Adjustment Amount (the “Exact Adjustment”), or (ii) the Adjustment Escrow Amount is greater than the absolute value of the Adjustment Deficit, then Parent and the Major Company Stockholders shall jointly instruct in writing the Escrow Agent to make a payment to the Company Stockholders out of the Adjustment Escrow Account in an amount equal to (x) in the event of an Exact Adjustment, all amounts in the Adjustment Escrow Account, or (y) in the event the Adjustment Escrow Amount is greater than the Adjustment Deficit, the difference between the Adjustment Escrow Amount and the Adjustment Deficit, in each case, allocated between the Company Stockholders in accordance with the Consideration Statement.

(c)            If the Final Adjustment Amount (i) is negative, and the absolute value of the Final Adjustment Amount is less than the absolute value of the Estimated Adjustment Amount, if the Estimated Adjustment Amount is negative, (ii) is positive, and the Estimated Adjustment Amount is negative, or (iii) is positive, and the absolute value of the Final Adjustment Amount is greater than the absolute value of the Estimated Adjustment Amount, if the Estimated Adjustment Amount is positive (such difference in clause “(i)” through “(iii),” as applicable, the “Adjustment Surplus”), then Parent shall make a payment to the Company Stockholders an aggregate amount equal to the Adjustment Surplus (provided, that, in no event will Parent be required to make a payment pursuant to this Section 2.7(c) in excess of an amount equal to the Adjustment Cap) to be allocated between the Company Stockholders in accordance with the Consideration Statement. None of Parent nor any of its Affiliates (including the Surviving Company and its Subsidiaries) shall have any obligation or liability to any Person for any Adjustment Surplus that is in excess of the Adjustment Cap.

(d)            The parties hereto, the Company Stockholders and the LTIP Participants agree that, once Parent has made, or caused to be made, the payments required to be made under Section 2.2 and any other payments required to be made after the Closing pursuant to Section 2.7, (i) none of Parent or any of its Affiliates (including, following the Closing, any member of the Company Group) shall have any liability or obligation to pay any additional amounts or recover any amounts on behalf of any Person in respect of the allocation of any component of the Merger Consideration, and (ii) each of Parent and its Affiliates (including, following the Closing, any member of the Company Group) shall be fully discharged from any liability or obligation to the Company, each of the Company Stockholders, each other Person receiving Merger Consideration and their respective Affiliates in connection with any such payment (other than with respect to any covenant or agreement set forth in this Agreement which by their terms are required to be performed after the Closing). Each of the parties hereto, the Company Stockholders and the LTIP Participants hereby acknowledges and agrees that the Merger Consideration will ultimately be allocated in accordance with the Consideration Statement and the Merger Consideration Spreadsheet. Notwithstanding anything to the contrary in this Agreement, in the event that the Company provides payment direction (including in the Merger Consideration Spreadsheet) to Parent with respect to any amounts payable hereunder, then the parties hereto, the Company Stockholders and the LTIP Participants expressly acknowledge and agree that Parent shall be entitled to conclusively rely on such payment direction, without independent investigation, and will fully be discharged from any liability or obligation with respect to payments made in accordance with such payment direction.

(e)            Any payments made pursuant to this Section 2.7 or Section 7.6(h) shall be treated as an adjustment to the purchase price by the parties for Tax purposes, unless otherwise required by applicable Law.

2.8            Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Stock outstanding immediately prior to the Effective Time and owned by a holder of shares of Company Stock who is entitled to demand and has properly demanded (and has not effectively withdrawn or lost its right to) appraisal for such shares in accordance with, and who complies in all respects with, the applicable provisions of the DGCL (such shares, “Dissenting Shares”), shall not be converted into the right to receive the Per Share Series A Preferred Stock Consideration, the Per Share Series B Preferred Stock Consideration or the Per Share Common Stock Consideration, as the case may be, and shall instead entitle such holder of shares of Company Stock only to such rights as may be granted to him, her or it under the DGCL. If any such holder of shares of Company Stock fails to perfect or otherwise waives, withdraws or loses such holder’s right to appraisal under the DGCL or other applicable Law, then such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Per Share Series A Preferred Stock Consideration, the Per Share Series B Preferred Stock Consideration or the Per Share Common Stock Consideration, as the case may be, in accordance with this ARTICLE 2.

2.9            Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Company and Parent shall be authorized (in the name of Merger Sub, in the name of the Company and otherwise), subject to the terms and conditions set forth in this Agreement, to take such action.

Article 3
REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY GROUP

Except as disclosed in the Company Disclosure Schedule prepared in accordance with Section 12.18(c), dated of even date herewith and delivered by the Company to Parent (the “Company Disclosure Schedule”), the Company hereby represents and warrants to Parent as follows:

3.1            Organization, Good Standing and Other Matters.

(a)            The Company is (i) a corporation, validly existing and in good standing under the laws of the State of Delaware, and (ii) has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as currently conducted, except, in the case of clause (ii), where the failure to have such power and authority, would not reasonably be expected to (x) be material, individually or in the aggregate, to the Company Group taken as a whole, or (y) materially impair or delay the ability of the members of the Company Group to timely perform their respective obligations under this Agreement or to consummate the Transactions.

(b)            The Company is duly qualified as a foreign corporation to conduct its business as currently conducted in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of its business makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to (x) be material, individually or in the aggregate, to the Company Group taken as a whole, or (y) materially impair or delay the ability of the members of the Company Group to timely perform their respective obligations under this Agreement or to consummate the Transactions.

(c)            The Company has made available to Parent true, correct and complete copies of the Organizational Documents of the Company. The Company is not in default under or in material violation of any provision thereunder.

3.2            Capitalization of the Company; Valid Issuance of Company Stock; Indebtedness.

(a)            Schedule 3.2(a)(i) of the Company Disclosure Schedule sets forth, as of the close of business on April 4, 2022 (the “Capitalization Date”), the authorized capital stock of the Company, all of the issued and outstanding equity interests of the Company, and the record owner of all such issued and outstanding equity interests. All of the issued and outstanding equity interests of the Company have been duly authorized, validly issued and are fully paid and nonassessable, are free and clear of all Liens (other than Permitted Liens and restrictions arising under applicable securities Laws, the Company’s Organizational Documents and the Stockholders’ Agreement), and were not issued in violation of preemptive or other similar rights or any applicable federal or state securities Laws. Except for the Organizational Documents of the Company and the Stockholders’ Agreement, there are no (i) outstanding subscriptions, options, warrants, rights, calls, commitments, conversion rights, preemptive rights, rights of exchange, plans or other agreements providing for the purchase, issuance or sale of any equity interests of the Company, (ii) outstanding obligations, contingent or otherwise, of the Company to repurchase, redeem or otherwise acquire any equity interests of the Company or (iii) voting trusts, proxies or other agreements with respect to the voting or transfer of the Company Stock. Except as set forth on Schedule 3.2(a)(ii) of the Company Disclosure Schedule, there are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar equity or equity-based rights with respect to the Company.

(b)            Schedule 3.2(b) of the Company Disclosure Schedule sets forth, a true and complete list of each Award, which schedule sets forth, for each Award as of the Capitalization Date, the holder’s name, the date such Award was granted, an approximation of the anticipated LTIP Payment in respect of such Award and the total amount of such Award.

(c)            Schedule 3.2(c) of the Company Disclosure Schedule sets forth a complete and current list of all outstanding Indebtedness of the Company Group as of April 1, 2022.

(d)            Except as otherwise set forth in Schedule 3.2(d) of the Company Disclosure Schedule, the Company (i) does not own any assets or property (other than cash and stock in HoldCo), (ii) does not have any employees, (iii) except for this Agreement, the Transaction Documents and its Organizational Documents, is not a party to any contracts, agreements or instruments, (iv) does not conduct any business (other than holding cash and the ownership of stock in HoldCo), and (v) except: (A) for Taxes accrued and not yet payable, (B) for obligations under its Organizational Documents, and (C) as contemplated by this Agreement and the Transaction Documents to which the Company is a party, does not have any Indebtedness or material liabilities.

3.3            Subsidiaries.

(a)            Each Subsidiary of the Company is a validly existing corporation, partnership, limited liability company or other entity in good standing under the laws of the jurisdiction of its incorporation or organization, as applicable. Each Subsidiary of the Company is duly licensed, qualified or authorized to do business as a foreign corporation or entity and is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so licensed, qualified, authorized, or in good standing would not reasonably be expected to (x) be material, individually or in the aggregate, to the Company Group taken as a whole, or (y) materially impair or delay the ability of the members of the Company Group to timely perform their respective obligations under this Agreement or to consummate the Transactions. Each Subsidiary of the Company has all requisite corporate or entity power and authority to own its properties and carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to (x) be material, individually or in the aggregate, to the Company Group taken as a whole, or (y) materially impair or delay the ability of the members of the Company Group to timely perform their respective obligations under this Agreement or to consummate the Transactions.

(b)            Schedule 3.3(b) of the Company Disclosure Schedule sets forth, for each Subsidiary of the Company, (i) its name and jurisdiction of organization, (ii) its form of organization, (iii) its authorized capital stock or other equity interests, (iv) all of its issued and outstanding shares of capital stock or other equity interests, and (v) the record owner of such issued and outstanding shares or other equity interests. With respect to each Subsidiary of the Company, the applicable Person(s) set forth on Schedule 3.3(b) of the Company Disclosure Schedule is the sole record owner of the issued and outstanding shares of capital stock or other equity interests of such Subsidiary of the Company set forth opposite the name of such Person on Schedule 3.3(b) of the Company Disclosure Schedule and the Company is the sole direct or indirect beneficial and record owner of the issued and outstanding shares of capital stock or other equity interests in each of its Subsidiaries, free and clear of all Liens, except for Permitted Liens. All issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company are duly authorized, validly issued, fully paid and non-assessable and were not issued in violation of preemptive or other similar rights or any federal or state securities Laws. Except for the Organizational Documents of the Subsidiaries of the Company and as otherwise set forth on Schedule 3.3(b) of the Company Disclosure Schedule, there are no (A) outstanding subscriptions, options, warrants, rights, calls, commitments, conversion rights, preemptive rights, rights of exchange, plans or other agreements providing for the purchase, issuance or sale of any share of the capital stock or other equity interest of any Subsidiary of the Company, (B) outstanding obligations, contingent or otherwise, of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any share of the capital stock or other equity interests of any Subsidiary of the Company, or (C) voting trusts, proxies or other agreement with respect to the voting or transfer of any share of capital stock or other equity interest of any Subsidiary of the Company. Except as otherwise set forth on Schedule 3.3(b) of the Company Disclosure Schedule, there are no outstanding or authorized options, stock appreciation, phantom stock, profit participation or similar equity or equity-based rights with respect to any Subsidiary of the Company. Except as otherwise set forth in Schedule 3.3(b) of the Company Disclosure Schedule, neither the Company nor any Subsidiary holds any equity, partnership, debt or joint venture interest in any Person.

(c)            The Company has made available to Parent true, correct and complete copies of the Organizational Documents of each Subsidiary. No Subsidiary is in default under or in material violation of any provision thereunder.

3.4            Authority. The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and consummate the Transactions, subject to (a) the consents, approvals, notice, filings and other requirements set forth in Schedule 3.5 of the Company Disclosure Schedule and (b) the adoption of this Agreement by holders of a majority of the voting power represented by all outstanding shares of Company Stock voting together as a single class (with holders of Preferred Stock being entitled to cast a number of votes equal to the number of whole shares of Preferred Stock held by such holder on an as-if converted to Common Stock basis as of the record date for determining stockholders entitled to vote on such matter) (the “Stockholder Approval”). The prior written consent of the Minority Holder (as defined in the Stockholders Agreement) (the “RedBird Consent”) approving the Transactions has been delivered to the Company. The Company Board has unanimously (i) adopted this Agreement and approved the Transactions, and (ii) recommended that the stockholders of the Company adopt this Agreement. The Company Stockholders, substantially concurrently with the execution and delivery of this Agreement (but deemed to occur a moment thereafter), have delivered the Stockholder Approval, and no other corporate or equityholder action on the part of the Company or its equityholders is necessary to authorize the execution, delivery and performance of this Agreement by the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes a valid and binding obligation of the Company enforceable against it in accordance with its terms, except to the extent that such enforceability may be subject to, and limited by, applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally and general equitable principles.

3.5            No Conflict; Required Filings and Consents. Except (a) as required by the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, and any other applicable Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade (collectively “Antitrust Laws”) and (b) as otherwise set forth on Schedule 3.5 of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement by the Company will not (i) violate, conflict with, result in a breach of or constitute a default under the provisions of the Organizational Documents of any member of the Company Group, (ii) breach, violate or conflict with any Law or Order to which any member of the Company Group is subject or by which its properties or assets are bound, (iii) require any member of the Company Group to obtain any consent or approval, or give any notice to, or make any filing with, any Governmental Authority on or prior to the Closing Date, (iv) result in a violation or breach of (with or without due notice or lapse of time or both), give rise to any right of termination, cancellation, amendment, modification or acceleration (whether after the giving of notice or the lapse of time or both) under, or require the consent of any third party to, any Material Contract or Permit, or (v) result in the imposition or creation of any Lien upon or with respect to any of the equity interests or material assets or properties of any member of the Company Group, excluding from the foregoing clauses “(iii)” through “(v)” any consent, approval, notice or filing the absence of which, and any violation, breach, default, right of acceleration, cancellation or termination, or Lien the existence of which, would not reasonably be expected to (x) be material, individually or in the aggregate, to the Company Group taken as a whole, or (y) materially impair or delay the ability of the members of the Company Group to timely perform their respective obligations under this Agreement or to consummate the Transactions.

3.6            Financial Statements.

(a)            Set forth in Schedule 3.6(a) of the Company Disclosure Schedule are true, correct and complete copies of: (i) the audited consolidated balance sheets and the related audited consolidated statements of income and cash flows for the fiscal years ended June 29, 2021 and June 30, 2020 for ME HoldCo, Inc. (“HoldCo”), and (ii) the unaudited consolidated balance sheet of HoldCo for the fiscal quarter ended December 28, 2021 (the “Balance Sheet”), and the related unaudited consolidated statements of income and cash flows of HoldCo for the period then ended (the foregoing, collectively, the “Financial Statements”). The Financial Statements (including any related notes and schedules thereto) (A) present fairly in all material respects the consolidated financial position of HoldCo as of the dates thereof and for the periods covered thereby, (B) have been prepared in accordance with the accounting records and policies of the Company Group and with GAAP, consistently applied throughout the periods covered thereby (except as may be indicated in the footnotes thereto and, in the case of the unaudited Financial Statements, for the absence of footnotes and for normal year-end adjustments, none of which adjustments would, in the aggregate, be materially adverse to the business, financial condition or operating results of HoldCo and its Subsidiaries) and (C) have been derived from the consolidated financial information, and the books and records, of the Company Group, which books and records are true, correct and complete in all material respects.

(b)            The Company Group has adopted and maintains a set of internal controls over financial reporting applicable to each member of the Company Group that provide reasonable assurance regarding (i) the reliability of financial reporting, (ii) the preparation of financial statements in accordance with applicable Law, and (iii) that all revenue and expense items are promptly and properly recorded for the relevant periods in accordance with maintained policies. Except as set forth in Schedule 3.6(a) of the Company Disclosure Schedule, to the Company’s Knowledge there has been no (A) material deficiency or material weakness in the system of internal accounting controls used by the Company Group, (B) Actual Fraud by any employee of the Company Group in relation to the preparation of the Financial Statements, (C) material wrongdoing that involves any employee of the Company Group who has or had a role in the preparation of the Financial Statements or the internal accounting controls used by the Company Group or (D) any written claim or allegation with respect to the Company regarding any of the foregoing.

3.7            No Undisclosed Liabilities.

(a)            Neither HoldCo nor any of its Subsidiaries has any liability or obligation of a nature required to be included on a balance sheet prepared in accordance with GAAP, other than those (i) reflected on or reserved against in the Financial Statements, (ii) incurred in the ordinary course of business after the Balance Sheet Date and that do not arise from any breach of a Contract, breach of warranty, tort, infringement, misappropriation, dilution or violation of Law, (iii) incurred in connection with the Transactions, (iv) liabilities or obligations for the performance of any Contract to which HoldCo or any of its Subsidiaries is a party or by which HoldCo or any of its Subsidiaries is bound, (v) that have been discharged or paid off, (vi) set forth on Schedule 3.7 of the Company Disclosure Schedule or (vii) liabilities that would not reasonably be expected to be material, individually or in the aggregate, to the Company Group taken as a whole.

(b)            No members of the Company Group have any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303 of Regulation S-K promulgated by the Commission.

(c)            Except as set forth on Schedule 3.7 of the Company Disclosure Schedule, none of the Company Group has applied for or obtained a loan or second draw pursuant to the PPP. To the extent that any of the Company Group has applied for relief under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), it has done so in all material respects in accordance with the terms, conditions and other requirements of the CARES Act and guidance published by the agencies responsible for delivering such relief. Copies of all applications and, as applicable, evidence of repayment (with supporting documentation) for CARES Act relief have been made available to Parent.

3.8            Absence of Certain Changes and Events. Except as (x) set forth on Schedule 3.8 of the Company Disclosure Schedule, (y) in connection with the Transactions or (z) as is otherwise contemplated by this Agreement or any other Transaction Document (provided, the foregoing exceptions shall not apply with respect to subclause “(y)”), from the Balance Sheet Date (or, in the case of clause “(j),” since February 8, 2022) to the date of this Agreement:

(a)            the business of the Company Group has been conducted in the ordinary course of business, except with respect to any COVID-19 Response;

(b)            the Company has not made or authorized any amendment, modification or change to any of its Organizational Documents;

(c)            the Company has not issued, sold, delivered, or agreed or committed to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), any shares of any class or any other equity interests or equity equivalents (including any options or appreciation rights);

(d)            no member of the Company Group has declared or paid any cash or non-cash dividend or made any cash or non-cash distribution in respect of, or repurchased or redeemed, any shares of any class or any other equity interests or equity equivalents;

(e)            no member of the Company Group has adopted a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(f)            no member of the Company Group has incurred or assumed, guaranteed, endorsed or otherwise become liable or responsible for any Indebtedness that, individually or in the aggregate, exceeds $250,000, except for borrowings under the Existing Credit Agreement;

(g)            no member of the Company Group has assumed, guaranteed, endorsed or otherwise become liable or responsible, whether directly, contingently or otherwise, for the obligations (other than Indebtedness) of any other Person;

(h)            no member of the Company Group has made any loans, advances or capital contributions to or investments in any other Person in excess of $200,000 per Person or $500,000 in aggregate;

(i)            no member of the Company Group has entered into, terminated, adopted, materially amended or materially modified any employment Contract with any employee of any member of the Company Group with annual compensation opportunities (annual base salary and annual target bonus) in excess of $250,000 or any material Company Plan (except as required by applicable Law or the terms thereof);

(j)            no member of the Company Group has (i) made any material change in the compensation payable to, or benefits provided to, any current or former employee, director, officer or individual independent contractor (x) with annual compensation opportunities (annual base salary and annual target bonus) or annual fee in excess of $250,000 or (y) with annual compensation opportunities (annual base salary and annual target bonus) or annual fees less than $250,000, other than, with respect to clause (y), such increases in the salary or wage compensation or fees that (A) do not exceed 7% per individual or 5% in the aggregate and (B) are made in the ordinary course of business consistent with past practice, (ii) accelerated the time of payment, funding, or vesting of any compensation or benefit payable to any current or former employee, director, officer or individual independent contractor of any member of the Company Group or (iii) terminated (other than for cause), temporarily laid off, hired or engaged any employee, director, officer or individual independent contractor whose annual compensation opportunities (annual base salary and annual target bonus) would exceed $250,000;

(k)            other than in the ordinary course of business, no member of the Company Group has canceled, compromised or waived or released any right or claim (or series of related rights and claims) under any Material Contract;

(l)            no member of the Company Group has sold, leased, assigned, transferred, licensed, abandoned, permitted to lapse, or disposed of any assets (including Owned Intellectual Property) in a single transaction or series of related transactions having a fair market value in excess of $250,000 in the aggregate or that are otherwise material to the Company Group, in each case, except in the ordinary course of business consistent with past practice (and with respect to licenses of Owned Intellectual Property, limited to non-exclusive licenses granted in the ordinary course of business consistent with past practice);

(m)            no member of the Company Group has entered into any Contract obligating such member of the Company Group to make an acquisition (whether by merger, acquisition of stock or assets, or otherwise) of any business or line of business for aggregate consideration in excess of $250,000;

(n)            no election has been made to change the status of any member of the Company Group (as a corporation, partnership or disregarded entity) for federal, state or local Tax purposes;

(o)            there has not been any damage, destruction or loss, whether or not covered by insurance, with respect to the property and assets of any member of the Company Group having a replacement cost of more than $250,000;

(p)            no member of the Company Group has made any new Capital Expenditure or series of related Capital Expenditures, other than in accordance with the Capital Expenditure Budget;

(q)            no member of the Company Group has failed to file any Tax Return consistent with past practice, made, changed or revoked any Tax election, changed any method of Tax accounting, amended any Tax Return, extended the statute of limitations in respect of any Tax Return, settled any Tax claim or assessment, surrendered any right to claim a refund of Taxes, entered into any ruling request, closing agreement or similar agreement with respect to Taxes, incurred any liability for Taxes outside of the ordinary course of business, or failed to pay any Tax that becomes due and payable (including any estimated Tax payments);

(r)            no member of the Company Group has either (i) changed any method of accounting or its accounting policies, practices or procedures (other than as required by GAAP or applicable Law), or (ii) (A) accelerated collection of any account receivable in advance of its due date, (B) other than with respect to a COVID-19 Response, delayed payment of any account payable beyond its due date, in each case, other than any such acceleration or delay (as applicable) effected in the ordinary course of business, (C) made any material changes or modifications to its cash management methods or practices, including payment terms offered to counterparties or (D) granted any discounts or rebates other than in the ordinary course of business consistent with past practice;

(s)            no member of the Company Group has negotiated, modified, extended, or entered into any Collective Bargaining Agreement or recognized or certified any labor union, labor organization, or group of employees as the bargaining representative for any employees of the Company Group;

(t)            no member of the Company Group has implemented or announced any plant closings, reductions in force, furloughs, salary or wage reductions, material work schedule changes or other such actions that require action under the WARN Act;

(u)            no member of the Company Group has waived or released any material noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor;

(v)            no member of the Company Group has adopted or entered into any plan of dissolution or liquidation;

(w)            no member of the Company Group has settled or commenced any Action;

(x)            no member of the Company Group has agreed or committed to take any of the forgoing actions; and

(y)            there has not occurred a Material Adverse Effect;

3.9            Compliance with Laws; Permits.

(a)            Except as set forth on Schedule 3.9(a) of the Company Disclosure Schedule, and except as would not reasonably be expected to be material, individually or in the aggregate, to the Company Group taken as a whole (i) each member of the Company Group is and has been, since June 30, 2020 (the “Lookback Date”), in compliance with all Laws and Orders applicable to such member of the Company Group, and (ii) since the Lookback Date, no member of the Company Group has received any written notice from any Governmental Authority of any violations of any Law or Order applicable to such member of the Company Group that has not been fully resolved.

(b)            Except as would not reasonably be expected to be material, individually or in the aggregate, to the Company Group taken as a whole, since the Lookback Date, no member of the Company Group has been cited, fined or otherwise been notified by any Governmental Authority or third party of any (i) failure to comply with any applicable Food Laws, including related to the preparation, holding, offering for sale and sale of food and beverages, and any applicable Laws governing food and beverage safety and handling, nutrition labeling on menus or branding, (ii) failure to comply with any applicable Laws related to customer health and safety at any facility of a member of the Company Group, or (iii) investigation or review by any Governmental Authority of any matter referred to in the foregoing clauses “(i)” or “(ii).” No member of the Company Group has received written notice of any injury or illness of any kind or nature alleged to have been caused by any item offered for sale by such member of the Company Group or the patronage of any Company Group facility and there have been no recalls of any food, beverage, prize, merchandise or other products of the Company Group, whether ordered by a Governmental Authority or undertaken voluntarily by the Company Group, in each case, that individually or in the aggregate would be expected to be materially adverse to the Company Group taken as a whole.

(c)            Schedule 3.9(c) of the Company Disclosure Schedule sets forth a true, correct and complete list of all material Permits (including any and all Permits related to the sale of liquor) required for the operation of the business of the Company Group (the “Company Permits”), each of which is in full force and effect as of the date hereof. Except as set forth on Schedule 3.9(c) of the Company Disclosure Schedule, (i) each member of the Company Group is and has been, since the Lookback Date, in material compliance with all Company Permits required for the operation of the business of such member of the Company Group, and (ii) no member of the Company Group has received any written notice of any cancellation, suspension, revocation, invalidation or non-renewal of any Company Permit.

(d)            Except as would not reasonably be expected to be material, individually or in the aggregate, to the Company Group taken as a whole, since the Lookback Date, all food, beverage, prize, merchandise or other products sold or distributed by or currently in the inventory of any member of the Company Group: (i) conform in all material respects to product specifications, including any requirements regarding the number of days of remaining shelf life that must be satisfied as of the date of delivery; (ii) are not, as of the time and place that the applicable recipient takes physical possession thereof, (x) “adulterated,” “misbranded” or otherwise violative within the meaning of the FDCA, the Federal Meat Inspection Act, the Poultry Products Inspection Act or under any similar applicable Food Law, and all acts and/or rules and regulations amending or supplementing the same acts; (y) an article which may not, under Section 404, 505 or 512 of the FDCA (and all acts and/or rules and regulations amending or supplementing the same), be introduced into interstate commerce; or (z) spoiled, stale, or aged beyond any shelf life applicable to such goods; (iii) are produced with all necessary labeling requirements based on Food Laws; (iv) are free from any salmonella, E. coli, or pathogenic listeria organisms, toxins, foreign material, disease, or other food safety pathogens, poisonous or injurious matter; and (v) have been labeled and imported in compliance with all applicable regulations of applicable Governmental Authorities, including the U.S. Food and Drug Administration and U.S. Department of Agriculture Food and Safety Inspection Service.

(e)            In the past five years, no member of the Company Group, nor any of officer, director or, to the Company’s Knowledge, employee, nor, agent thereof: (i) has made any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Person in violation of any applicable Anti-Corruption Laws; or (ii) is or has been (A) a Sanctioned Person, (B) engaged in any dealings or transactions with any Sanctioned Person, or (C) in violation of any applicable Sanctions or Ex-Im Laws.

(f)            In the past five years, no member of the Company Group has received any written notice, written inquiry, or written internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Authority, or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Anti-Corruption Laws, Sanctions, or Ex-Im Laws, or any Company Group policies related to such Laws.

3.10            Litigation.

(a)            Except as set forth on Schedule 3.10(a) of the Company Disclosure Schedule, as of the date hereof, there is, and since the Lookback Date there has been, no Action pending or Threatened by or against any member of the Company Group or their properties, assets or operations or, any director or officer of the Company Group (solely in his or her capacity as a director or officer). There are no claims by any current or former equityholder of any member of the Company against or involving any member of the Company Group in respect of any equity securities held by such Person in any member of the Company Group.

(b)            Except as set forth on Schedule 3.10(b) of the Company Disclosure Schedule, no member of the Company Group is, and since the Lookback Date no member of the Company Group has been, in default under or in breach of any material Order applicable to such member of the Company Group.

3.11            Insurance. Each of the material insurance policies maintained by, or that are applicable to the members of, the Company Group are in full force and effect as of the date hereof and are set forth on Schedule 3.11 of the Company Disclosure Schedule. All premiums due and payable under such policies have been paid since the Lookback Date, and there are no material defaults under any such policy by any member of the Company Group. There are no material claims pending under any such insurance policies which would reasonably be expected to cause a material increase in the rates of such insurance policies or for which coverage has been denied by the applicable insurance carrier (other than pursuant to a customary reservation of rights notice). The policies under which a member of the Company Group is the primary named insured provide coverages as required by applicable Governmental Authority, Law and any Contract to which any member of the Company Group are a party or by which any of such member’s assets or properties is bound.

3.12            Real Property; Personal Property.

(a)            The Company Group does not own any real property. Schedule 3.12(a) of the Company Disclosure Schedule sets forth a list of all real properties any member of the Company Group is under contract to purchase (the “Prospective Real Properties”). The Company Group has made available to Parent a true, correct and complete copy of the purchase agreement for each Prospective Real Property. Except as set forth in Schedule 3.12(a) of the Company Disclosure Schedule, no member of the Company Group is a party to any agreement or option to purchase any real property or interest therein.

(b)            Schedule 3.12(b) of the Company Disclosure Schedule sets forth a list of all real property leased or subleased or otherwise used or occupied by any member of the Company Group as tenant, lessee, occupant or grantee (the “Leased Real Property”, together with a list of each applicable lease, license, or similar agreement and any related guarantees, amendments and renewals related to such Leased Real Property) (each, a “Lease” and, collectively, the “Leases”). The Company Group has made available to Parent a true, correct and complete copy of each Lease. Except as set forth on Schedule 3.12(b) of the Company Disclosure Schedule, and except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally, or subject to general principles of equity, each Lease is in full force and effect and the applicable member of the Company Group (and each counterparty thereto) has a valid, binding and enforceable leasehold interest under each of the Leased Real Properties, free and clear of all Liens (other than Permitted Liens). Except as set forth on Schedule 3.12(b) of the Company Disclosure Schedule, since the Lookback Date, no member of the Company Group has received any written notice of any material default or event that (with due notice or lapse of time or both) would constitute a material default by any member of the Company Group under any lease with respect to the Leased Real Property, other than defaults that have been cured or waived in writing. Except as set forth on Schedule 3.12(b) of the Company Disclosure Schedule, since the Lookback Date, no member of the Company Group has subleased, licensed or otherwise granted any Person the right to use or occupy any Leased Real Property or any portion thereof and no member of the Company Group has collaterally assigned or granted any other security interest in any Lease or any interest therein.

(c)            The Prospective Real Properties and the Leased Real Properties constitute all interests in real property used, occupied or held for use in connection with the business of the Company Group as it is conducted on the date hereof. To the Company’s Knowledge, there is no pending or Threatened eminent domain proceeding that would result in the taking of any material portion of any Leased Real Property by a Governmental Authority. All buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Leased Real Property and which are the Company’s or another member of the Company Group’s obligation to maintain (the “Improvements”) are in good condition and repair in all material respects and sufficient for the operation of the business of the Company Group.

(d)            Schedule 3.12(d) of the Company Disclosure Schedule sets forth a true, correct and complete list of all leases of tangible assets of any member of the Company Group involving annual payments in excess of $150,000 (the “Personal Property Leases”). A member of the Company Group has good and valid title to, or in the case of leased tangible assets, a valid leasehold interest in, all of the material tangible assets that are used in the conduct of the business of the Company Group as it is conducted on the date hereof, in each case, free and clear of all Liens (other than Permitted Liens). All such material tangible assets are in reasonable operating condition and repair, normal wear and tear excepted, for the conduct of the business of the Company Group as it is conducted on the date hereof. The assets owned, leased or licensed by the Company Group constitute all of the assets that are necessary and are sufficient for the operation of the businesses of the Company Group as such operations have been conducted.

3.13            Environmental Matters. Except as set forth on Schedule 3.13 of the Company Disclosure Schedule and except, in each case, as would not reasonably be expected to be material, individually or in the aggregate, to the Company Group taken as a whole: (a) each member of the Company Group is, and since the Lookback Date has been, in compliance with Environmental Laws, which compliance includes (and since the Lookback Date has included) obtaining, maintaining and complying with any Company Permits required under Environmental Law; (b) there are no pending or Threatened Actions alleging that any member of the Company Group or any of their predecessors is in violation of, or potentially liable under, any Environmental Laws; and (c) there has been no release, treatment, storage, transportation, disposal or arrangement for disposal of, exposure of any Person to or, to the Company’s Knowledge, ownership or operation of any property or facility contaminated by, Hazardous Substances, by or on behalf of any member of the Company Group including at any Leased Real Property, in each case that has resulted or is reasonably likely to result in liability being imposed upon any member of the Company Group under or pursuant to Environmental Laws. The Company Group has made available to Parent copies of all material, non-privileged environmental audits, reports, assessments and similar documents in its possession.

3.14            Tax Matters.

(a)            Except as described on Schedule 3.14 of the Company Disclosure Schedule, each member of the Company Group has timely filed (or has had filed on its behalf) all material Tax Returns required to be filed by it or with respect to it and has timely paid, or caused to be timely paid, all material Taxes due and owing by it or with respect to it to the proper Governmental Authority (whether or not shown on any Tax Returns). All such Tax Returns are true, correct and complete in all material respects.

(b)            Except for agreements solely between members of the Company Group, no member of the Company Group is a party to or bound by, or has any obligation under, any Tax allocation agreement, Tax indemnity agreement, Tax sharing agreement or similar Contract or any other obligation to indemnify any other Person with respect to Taxes that will be in effect after the Closing.

(c)            The Company is the common parent of an affiliated group filing consolidated U.S. federal income Tax Returns under Section 1502 of the Code and the Treasury Regulations thereunder. No member of the Company Group is liable for the Taxes of any other Person (other than members of the Company Group) by virtue of Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, as a transferee or successor or by Contract (other than any such Contract the primary purpose of which does not relate to Taxes).

(d)            There are no Liens (other than Liens for Taxes not yet due and payable or that may be paid thereafter without penalty) with respect to Taxes on any of the assets of any member of the Company Group.

(e)            As of the date hereof, to the Company’s Knowledge no member of the Company Group is currently the subject of a Tax audit or other examination in respect of a material amount of Taxes, no such audit or examination has been Threatened and, to the Company’s Knowledge, there is no other material dispute or claim concerning any Tax Liability of any member of the Company Group.

(f)            No member of the Company Group has, since June 1, 2015 and to the Company’s Knowledge prior to June 1, 2015, participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(g)            Each member of the Company Group has since June 1, 2015, complied in all material respects with all applicable Laws relating to the collection and withholding of Taxes and each member of the Company Group has timely paid any such collected or withheld Taxes to the applicable Governmental Authority.

(h)            No member of the Company Group has since June 1, 2015, consented to extend the time, or is the beneficiary of any extension of time, in which any material amount of Tax may be assessed or collected by any Governmental Authority (other than any extension in connection with the filing of Tax Returns by such member of the Company Group in the ordinary course of business or which extension is no longer in effect).

(i)            During the three-year period ending on the date hereof, no member of the Company Group was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 or 361 of the Code.

(j)            No member of the Company Group will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, or (v) prepaid amount received on or prior to the Closing Date.

(k)            No written claim has ever been made by any Governmental Authority in a jurisdiction where any member of the Company Group does not file Tax Returns that such member is or may be subject to taxation by that jurisdiction, which claim has not been satisfied, withdrawn or otherwise resolved.

(l)            Except as described on Schedule 3.14, each Subsidiary of the Company is a domestic corporation for U.S. federal income Tax purposes.

(m)            No member of the Company Group is or will be required to pay any amounts specified under Section 965(h) after the Closing

(n)            Except as described on Schedule 3.14, no member of the Company Group has availed itself of the benefit of any applicable Tax credits or deferred the payment of any applicable Taxes under the COVID-19 Measures.

3.15            Material Contracts.

(a)            Schedule 3.15(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all of the following Contracts, including all material amendments thereto, to which a member of the Company Group is a party or by which any of the property or assets of any member of the Company Group is bound (except for purchase orders entered into in the ordinary course of business, and Leases, which are governed by Section 3.12) as of the date hereof and under which any party has any continuing rights, obligations or liabilities as of the date hereof (each, a “Material Contract”):

(i)            any Contract, other than a Company Plan (except as specifically provided below), that requires (whether upon the satisfaction of any condition, the passage of time or both) any member of the Company Group to pay or repay an amount in cash, goods, services or materials of $500,000 or more during the 12 month period ending on the Balance Sheet Date;

(ii)            any Contract that entitles (whether upon the satisfaction of any condition, the passage of time or both) a member of the Company Group to receive an amount in cash, goods, services or materials of $500,000 or more during the 12 month period ending on the Balance Sheet Date;

(iii)            any Contract (A) containing any provision limiting in any material respect the right of any member of the Company Group to engage in any line of business, to compete with any Person in any line of business or to compete with any Person or the manner or locations in which any of them may engage, or to solicit or hire any employee or consultant, (B) prohibiting or limiting the right of any member of the Company Group to make, sell, distribute or acquire any products or services, (C) containing any exclusive right or any “most favored nation” or similar provision in favor of another Person, or (D) granting any Person a right of first refusal, right of first offer or refusal or other similar right to purchase any of the services, properties or assets of the Company;

(iv)            any Contract for the sale of any of the assets or properties (including real property) of any member of the Company Group or for the grant to any Person of any preferential rights to purchase any such assets or properties (including any sale and leaseback arrangements), in each case, other than in the ordinary course of business, for consideration in excess of $500,000;

(v)            any Contract (A) evidencing an obligation of any member of the Company Group with respect to the issuance, sale, repurchase or redemption of capital stock of any member of the Company Group, (B) that is a stockholders’, investor rights, registration rights, joint venture or other similar agreement, or (C) that restricts the payment of dividends or any distributions in respect of the capital stock of any member of the Company Group;

(vi)            any Contract relating to the acquisition (by merger, purchase of stock or assets or otherwise) by a member of the Company Group of any operating business or material asset(s) or the capital stock of any other Person which contains any contingent or ongoing material obligations or material liabilities;

(vii)            any Contract relating to the incurrence, assumption or guarantee of any Indebtedness or imposing a Lien (other than a Permitted Lien) on any of the material assets or properties of any member of the Company Group, including any Contract limiting the ability of any member of the Company Group to incur Indebtedness for borrowed money, pay or make dividends or distributions or incur Liens on any material assets, rights or properties owned or leased by a member of the Company Group;

(viii)            any Personal Property Lease;

(ix)            any Contract for the employment or engagement of any director, officer or employee or independent contractor of any member of the Company Group that both (A) provides for annual compensation opportunities (annual base salary and annual target bonus) in excess of $250,000 and (B) which cannot be terminated by the member of the Company Group party thereto without penalty on notice of thirty days or less;

(x)            any Contract, except for Contracts granting Awards, that is an employment agreement, consulting or other agreement providing for either (i) severance or other termination or retention payments or (ii) change of control benefits;

(xi)            any collective bargaining agreement or other Contract with any labor organization, union or similar organization (each, a “Collective Bargaining Agreement”);

(xii)            any settlement, conciliation or similar agreement related to an Action with (A) any Governmental Authority, or (B) with any other Person that would reasonably be expected to require any member of the Company Group to pay consideration in excess of $200,000 after the date hereof;

(xiii)            any Contracts (A) pursuant to which any of member of the Company Group licenses Intellectual Property that is material to the conduct of the business of such member of the Company Group to or from any Person, in each case, other than any (1) “off-the-shelf” Software licenses that are commercially available to the public generally with license, maintenance, support and other fees less than $500,000 per year, (2) non-exclusive licenses of Owned Intellectual Property granted in the ordinary course of business consistent with past practice and (3) Incidental Licenses, (B) under which any Person (other than any employee of any member of the Company Group) has developed material Intellectual Property for any member of the Company Group or (C) entered into to settle or resolve any Intellectual Property-related dispute affecting any member of the Company Group’s rights to use or enforce any material Intellectual Property owned by such member of the Company Group, including settlement agreements, coexistence agreements, covenant not to sue agreements, and consent to use agreements;

(xiv)            any Contract pursuant to which the Company or any of its Subsidiaries has continuing indemnification, guarantee, “earn-out” or other contingent payment obligations, other than customary indemnity obligations entered into in the ordinary course of business;

(xv)            any joint venture, partnership, strategic alliance agreement or similar agreement (excluding any Company Plan) with a third party, or any other similar Contract involving the sharing of profits, losses, costs or liabilities of any member of the Company Group with any third party;

(xvi)            any Contract or series of related Contracts relating to currency hedges, interest rate hedges, swaps, options or derivatives;

(xvii)            any Contract under which any member of the Company Group has made advances, extensions of credit or loans to another Person, except for travel and other reasonable business advances in the ordinary course of business;

(xviii)            any Contract with a Related Person;

(xix)            any Contract with a Material Supplier; and

(xx)            any Contract relating to any outstanding written commitment to enter into any written agreement of the type described in clauses “(i)” through “(xix)” above.

(b)            Except as set forth on Schedule 3.15(b) of the Company Disclosure Schedule, (i) since the Balance Sheet Date, no member of the Company Group (A) is in default or breach in any material respect under the terms of any Material Contract or (B) has received any written notice of any material default or event that (with due notice or lapse of time or both) would constitute a material default by any member of the Company Group, or give rise to a right of amendment, cancellation or termination under any Material Contract, other than defaults that have been cured or waived in writing, (ii) each Material Contract is a legal, valid and binding obligation of the applicable member of the Company Group and is in full force and effect (except to the extent subject to, and limited by, applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally and general equitable principles), (iii) to the Company’s Knowledge, no other party to any Material Contract is (with or without the lapse of time or the giving of notice, or both) in material breach of or in material default under any Material Contract, and (iv) since the Balance Sheet Date, no party to any Material Contract has exercised or Threatened to exercise any termination rights with respect to any such Material Contract. The Company has made available to Parent true, correct and complete copies of each of the Material Contracts set forth on Schedule 3.15(a) of the Company Disclosure Schedule, together with all amendments thereto.

3.16            Labor Matters. Except as set forth on Schedule 3.16 of the Company Disclosure Schedule:

(a)            no member of the Company Group is, or since the Lookback Date has been, a party to or bound by any Collective Bargaining Agreement, and none of the employees of any member of the Company Group (as of any applicable time, each an “Employee” and, collectively, the “Employees”) are, or since the Lookback Date have been, represented by any labor organization, labor union, employee association or other representative body with respect to such employee’s employment with a member of the Company Group;

(b)            there is, and since the Lookback Date there has been, no unfair labor practice charge, material labor grievance, arbitration, strike, lockout, picketing, handbilling or work slowdown or stoppage or other material labor dispute involving any member of the Company Group pending or Threatened;

(c)            since the Lookback Date, (i) there has been no petition or application filed by, or any demand for recognition or certification of or by any of the Employees or any labor union or organization with respect to the Employees, including any such proceedings with any labor relations board seeking recognition of a bargaining representative, and there are no such demands or proceedings pending or Threatened, and (ii) there has been no organizational effort, and no such effort is currently being made or Threatened, by, or on behalf of, any labor union or organization or employee association, representative body or group of Employees, to organize the Employees; and

(d)            no Action brought by or on behalf of any Employee, former Employee, labor union or organization or other representative of the Employees of any member of the Company Group is pending or Threatened against any member of the Company Group (other than workers’ compensation claims in the ordinary course of business) which, if resolved adversely, would reasonably be expected to result in any material liabilities.

3.17            Employees.

(a)            No member of the Company Group is a party to, or is otherwise bound by, any consent decree with, or citation or other Order relating to, employees or employment practices. Except as set forth on Schedule 3.17(a) of the Company Disclosure Schedule, each member of the Company Group is, and since the Lookback Date has been, in compliance in all material respects with applicable Laws and applicable Contracts relating to employment and labor, including employment practices, terms and conditions of employment, wages and hours (including the classification of independent contractors, leased employees and other non-employee service providers, and exempt and non-exempt employees), health and safety, immigration (including the completion of Forms I-9 for all employees and the confirmation of employee visas), harassment, discrimination or retaliation, whistleblowing, disability, equal opportunity, plant closures and layoffs (including the WARN Act), workers’ compensation, labor relations, COVID-19, affirmative action, unemployment insurance, provision of leave, sick pay, and vacation pay.

(b)            Except as set forth in Schedule 3.17(b) of the Company Disclosure Schedule, to the Company’s Knowledge, none of the policies or practices of the Company Group are currently being audited or investigated by any Governmental Authority. Except as set forth in Schedule 3.17(b) of the Company Disclosure Schedule, since the Lookback Date, there has been no material Action against the Company Group brought by or filed with any Governmental Authority by or on behalf of any employee, prospective employee, former employee, retiree, or representative of any of the employees or other individual or any Governmental Authority with respect to employment practices of the Company, and there are no such material Actions pending or Threatened.

(c)            To the Company’s Knowledge, no current or former employee or independent contractor of the Company Group is in violation in any material respect of any term of any employment agreement, restrictive covenant or other duty or obligation (i) owed to the Company or its Subsidiaries, or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the Company Group.

(d)            Since the Lookback Date, the Company Group has reasonably investigated all sexual harassment, or other discrimination, retaliation or policy violation allegations against any officer, director, executive, management-level or supervisory employee of which any it is aware. With respect to each such allegation with potential merit, the Company Group has taken corrective action that is reasonably calculated to prevent further improper action. The Company Group does not reasonably expect any material liabilities with respect to any such allegations.

3.18            Employee Benefits.

(a)            Schedule 3.18(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of each material Company Plan. For purposes of this Agreement, “Company Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), whether or not subject to ERISA), and any stock option, stock purchase, restricted stock unit, stock appreciation, phantom equity or other equity or equity-based incentives or compensation, fringe benefit, insurance, vacation, paid-time off, supplemental unemployment, supplemental or excess benefit, employment, consulting, severance, change-in-control, bonus, deferred compensation, pension, retirement, welfare, health, or other benefit or compensation plan, program, policy, agreement or arrangement, in each case, (i) for the benefit of any current or former officer or employee of any member of the Company Group, (ii) that is maintained, sponsored, or contributed to, or required to be contributed to, by any member of the Company Group or (iii) under or with respect to which any Company Group member has any material current or contingent liability or obligation. With respect to each such material Company Plan, the Company has provided or made available to Parent a true, correct and complete copy thereof and, to the extent applicable, a true, correct and complete copy of (A) the Company Plan document (or, if such document is not written, a written summary of the material terms) and any related trust agreement together with all amendments thereto, (B) the most recent determination or opinion letter received from the Internal Revenue Service, (C) the most recent summary plan description together with summaries of material modifications thereto, (D) the three most recently filed Form 5500s and attached schedules, (E) the most recent audited financial statement and actuarial valuation reports prepared with respect to each Company Plan, and (F) any non-routine correspondence with any Governmental Authority made or received during since the Lookback Date.

(b)            Except as would not, individually or in the aggregate reasonably be expected to be material to the Company Group taken as a whole, since the Lookback Date, (i) each Company Plan has been established, maintained, funded, operated, and administered in accordance with its terms and in compliance with applicable Law, and (ii) nothing has occurred and no condition exists with respect to any Company Plan that could reasonably be expected to result in a Tax or penalty or other liability or obligation of any member of the Company Group, including under Sections 4980B, 4980D, and 4980H or 6721 or 6722 of the Code. Each Company Plan that is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified, has received a current favorable determination letter from the Internal Revenue Service or is in the form of a prototype document that is the subject of a favorable opinion letter from the Internal Revenue Service as to its qualification, and nothing has occurred that could reasonably be expected to materially adversely affect such qualification. Except as would not, individually or in the aggregate reasonably be expected to be material to the Company Group taken as a whole, to the Company’s Knowledge, (A) no Company Plan is under audit or investigation by the Internal Revenue Service, the Department of Labor or any other Governmental Authority, to the Company’s Knowledge, and (B) no such audit or investigation has been Threatened.

(c)            No Company Plan is, and no Company Group member maintains, sponsors, participates in, contributes to, or has any obligation to contribute to, or has any current or contingent liability or obligation, including on account of an ERISA Affiliate, under or with respect to: (i) any plan that is or was subject to Section 412 or 430 of the Code, or Section 302 or Title IV of ERISA or a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject thereto); or (ii) any “multiemployer plan” (as defined in Section 3(37) of ERISA). No Company Plan is, and no Company Group member maintains, sponsors, participates in, contributes to, or has any obligation to contribute to, or has any current or contingent liability or obligation, including on account of an ERISA Affiliate, under or with respect to: (A) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); (B) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code); or (C) any post-termination, post-ownership or retiree welfare benefit plan or arrangement for any Person, other than as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or similar state Law (“COBRA”) for which the covered Person pays the full premium cost of coverage. No member of the Company Group has liabilities with respect to any defined benefit pension plan that is not a Company Plan and is a plan maintained, sponsored or contributed to by any ERISA Affiliate.

(d)            Except as would not, individually or in the aggregate reasonably be expected to be material to the Company Group taken as a whole, there is no pending Action (other than routine benefit claims) that has been asserted or instituted with respect to any Company Plan, and to the Company’s Knowledge, no such Action has been Threatened, and there is no fact or circumstance that could reasonably be expected to give rise to any such Action. Except as would not, individually or in the aggregate reasonably be expected to be material to the Company Group taken as a whole, (i) there has been no “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA and no breach of fiduciary duty (as determined under ERISA) has occurred with respect to any Company Plan, and (ii) with respect to each Company Plan, all contributions (including all employer contributions and employee salary reduction contributions), distributions, reimbursements and premium payments that are due have been timely made in accordance with the terms of the Company Plan and in compliance with the requirements of applicable Law, and all contributions, distributions, reimbursements and premium payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued, in each case, in all material respects.

(e)            Except as set forth on Schedule 3.18(e) of the Company Disclosure Schedule or as otherwise contemplated by this Agreement, neither the execution and delivery of this Agreement by the Company nor the approval or consummation of the Transactions will (i) result in any payment becoming due to any current or former officer, employee or director of any member of the Company Group, (ii) materially increase any payments or benefits payable under any Company Plan or otherwise, or (iii) result in the acceleration of the time of payment, funding or vesting of any payments or benefits under any Company Plan or otherwise.

(f)            Except as set forth in Schedule 3.18(f) of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby and thereby will not (either alone or upon the occurrence of any additional or subsequent events or the passage of time), constitute an event under any Company Plan, Contract or otherwise that will or may result in the payment of any amount that may, individually or in combination with any other payment or benefit, be deemed an “excess parachute payment” under Section 280G of the Code.

(g)            There is no Contract to which the Company or any of its Subsidiaries is a party or by which it is bound to compensate any officer, employee or director of the Company Group for excise Taxes triggered pursuant to Section 4999 of the Code.

(h)            Except as would not, individually or in the aggregate reasonably be expected to be material to the Company Group taken as a whole, each Company Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been operated and administered in all material respects in operational compliance with, and is in all material respects in documentary compliance with, Section 409A of the Code, and no material amount under any such Company Plan is expected to be or has been subject to any Tax provided under Section 409A of the Code.

3.19            Intellectual Property.

(a)            Schedule 3.19(a) of the Company Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of all issued Patents, pending Patent applications, registrations for Marks, pending applications for registration of Marks, registrations for Copyrights and Internet domain name registrations owned or purported to be owned by any member of the Company Group (collectively, “Owned Registered Intellectual Property”), including, for each item listed, the record owner, jurisdiction of issuance, registration or application number and date, as applicable, of such item. Except as set forth on Schedule 3.19(a) of the Company Disclosure Schedule, a member of the Company Group solely and exclusively owns, free and clear of all Liens, other than Permitted Liens, or otherwise has a valid right to use, all Intellectual Property used in the business of the Company Group, except where the failure to so own, or otherwise have a valid right to use, such Intellectual Property would not reasonably be expected to be material, individually or in the aggregate, to the Company Group taken as a whole. For the avoidance of doubt, nothing in the foregoing sentence in this Section 3.19(a) constitutes, or will be deemed, interpreted or construed to constitute, a representation of non-infringement of the Intellectual Property of any third Person, which is solely addressed by the representation set forth in Section 3.19(d). All of the Owned Registered Intellectual Property is subsisting and, to the Company’s Knowledge, all registrations included in the Owned Registered Intellectual Property are valid and enforceable.

(b)            To the Company’s Knowledge, no Person is infringing, misappropriating or otherwise violating any Owned Intellectual Property, except as would not reasonably be expected to be material, individually or in the aggregate, to the Company Group taken as a whole.

(c)            Except as set forth on Schedule 3.19(c) of the Company Disclosure Schedule, since the Lookback Date, no member of the Company Group has received any written notice from any Person (i) alleging that the conduct of the business of the Company Group infringes, constitutes a misappropriation of or violates any Intellectual Property of any Person, or (ii) challenging the ownership by any member of the Company Group of or the use, validity or enforceability of, any Owned Registered Intellectual Property. Except as set forth on Schedule 3.19(b) of the Company Disclosure Schedule, there is, and since the Lookback Date there has been, no Action pending or Threatened against any member of the Company Group in which such member of the Company Group is alleged to have infringed, misappropriated, or violated any Intellectual Property of any other Person.

(d)            To the Company’s Knowledge, the operation of the business of the Company Group as presently conducted does not infringe, misappropriate or otherwise violate, and, as conducted since the Lookback Date, has not infringed, misappropriated or otherwise violated, any Intellectual Property of any other Person, except as would not reasonably be expected to be material, individually or in the aggregate, to the Company Group taken as a whole.

(e)            Since the Lookback Date, each member of the Company Group has used commercially reasonable efforts that are reasonable in the industry in which the Company Group operates to protect the confidentiality of all material trade secrets and material confidential information included in the Owned Intellectual Property. All Persons to whom any member of the Company Group has disclosed material trade secrets or material confidential information of any member of the Company Group have signed agreements with reasonable confidentiality obligations and use restrictions or are under a duty of confidentiality with respect to such material trade secrets or material confidential information.

3.20            Data Privacy and Information Security.

(a)            Since the Lookback Date, each member of the Company Group has complied in all material respects with all applicable Privacy Laws in all applicable jurisdictions, all applicable regulatory and self-regulatory guidelines, and such member of the Company Group’s public-facing policies and contractual obligations or codes of conduct to which such member of the Company Group is a party or is subject, in each case with respect to data privacy, data protection, breach notification, or consumer protection in connection with such member of the Company Group’s collection, use, storage, processing, retention, safeguarding, disclosure, disposal, sharing and/or transfer of any information that identifies, or that in combination with other available information could identify, an individual person, household, or device (“Personal Information” in addition to any definition for any similar term provided by applicable Law (e.g., “personally identifiable information”)), including any customers, prospective customers, employees or other third parties (collectively, “Data Privacy Practices”). Since the Lookback Date, there have not been any material Actions pending or Threatened against any member of the Company Group arising out of any Data Privacy Practices.

(b)            Each member of the Company Group has implemented and maintains an information security plan (the “Security Plan”), which implements commercially reasonable administrative, technical, and physical safeguards designed to protect the integrity and security of the computer hardware, firmware, Software, systems, information technology infrastructure and networks owned, purported to be owned, leased, licensed, or used by or on behalf of such member of the Company Group (“Company IT Assets”), and the information stored therein or processed thereby (including Personal Information and other confidential data in its possession or under its control) against loss, theft, damage, misuse or unauthorized access or use, unauthorized disclosure, or unauthorized modification. To the Company’s Knowledge, except as set forth on Schedule 3.20(a) of the Company Disclosure Schedule, none of the Company IT Assets are currently infected with any “malware,” “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the Software industry) or any other code, in each case, that disrupts, disables, harms or otherwise impedes the operation of, or provides unauthorized access to, a computer system or network or other device on which such code is stored or installed. To the Company’s Knowledge, except as set forth on Schedule 3.20(a) of the Company Disclosure Schedule, since the Lookback Date, there have been no successful, material unauthorized intrusions or material breaches of the security of the Company IT Assets or any Personal Information held by or on behalf of any member of the Company Group, including involving Personal Information in the possession or control of any member of the Company Group. The Company IT Assets are functional and operate and run in a reasonable business manner, and, to the Company’s Knowledge, there have been no material failures, breakdowns, outages, or unavailability of the Company IT Assets since the Lookback Date that have materially impacted the operations of the business of the Company Group and that have not been remedied. Each member of the Company Group maintains reasonable backup and disaster recovery plans and procedures with respect to the Company IT Assets and the Personal Information stored or processed thereby.

3.21            Suppliers.

(a)            Schedule 3.21(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of the 15 largest suppliers (excluding landlords (in their capacity as such)) of the Company Group during the 12 month period ending on the Balance Sheet Date (the “Material Suppliers”), as measured by the dollar amount of purchases therefrom during such period, including the approximate total purchases by the Company Group from each such supplier during such period.

(b)            Since the Balance Sheet Date, no such Material Supplier has notified any member of the Company Group, to the Company’s Knowledge, of its intention to terminate its relationship with the Company Group or terminated its relationship with any member of the Company Group.

3.22            Brokers and Finders. Except for the agreements set forth on Schedule 3.22 of the Company Disclosure Schedule, no Company Group member has, directly or indirectly, entered into any agreement with any Person that would obligate any Company Group member to pay any commission, brokerage fee or “finder’s fee” in connection with the Transactions. Each such agreement will not survive the Closing and all of the fees and expenses under such agreement will constitute Company Transaction Expenses and be paid on or before Closing. No such agreement contains any provisions that will obligate Parent or any member of the Company Group to hire the counterparty or pay any fees after the Closing.

3.23            Affiliate Arrangements. Except as set forth on Schedule 3.23 of the Company Disclosure Schedule or, with respect to officers or employees of the Company Group, employment relationships and compensation, benefits, and travel advances in the ordinary course of business consistent with past practice, (a) neither (i) Ardent Leisure Limited nor any of its Subsidiaries (other than the members of the Company Group) nor any of the officers, directors, managers, partners or employees of Ardent Leisure Limited or any Subsidiary of Ardent Leisure Limited (other than the members of the Company Group), (ii) RedBird nor any of its Subsidiaries (other than the members of the Company Group) nor any of the officers, directors, managers, partners or employees of RedBird or any Subsidiary of RedBird (other than the members of the Company Group), or (iii) any officer, director or Affiliate of the Company Group or Affiliate of any of the foregoing (other than the members of the Company Group) (the foregoing persons referred to in clauses “(i),” “(ii),” and “(iii),” collectively, “Related Persons”) has any material interest in or uses any property or asset, tangible or intangible, that is owned or leased by any member of the Company Group (other than officers, directors, managers, partners or employees of the Company Group using such property or asset in connection with their respective role with the Company Group), (b) no member of the Company Group has any material interest in or uses any property or asset, tangible or intangible, that is owned or leased by any Related Person, (c) there is no Indebtedness owing to any member of the Company Group by any Related Person, (d) there is no Indebtedness owing by any member of the Company Group to any Related Person, nor has any member of the Company Group made or committed to make any loan or extend any guarantee or credit to or for the benefit of any Related Person, and (e) other than this Agreement and the other Transaction Documents, none of the members of the Company Group are party to any Contract or transaction with, or involving the making of any payment or transfer of assets to, any Related Person.

3.24            Anti-Takeover Statutes. Assuming that Parent’s representation and warranty in Section 6.9 is true and correct, the Company Board has taken all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are not, and will not be, applicable to the execution, delivery or performance of this Agreement or to the consummation of the Merger or any of the other Transactions. Except for Section 203 of the DGCL, no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statutes or regulations enacted under the DGCL or other Law applies or purports to apply to the Merger, this Agreement or any of the Transactions.

3.25            Capital Expenditure Budget. The Capital Expenditure Budget sets forth a true, complete and correct list of the budgeted amount and anticipated timing of Capital Expenditures of the Company Group for the period set forth therein.

3.26            Non-Reliance; No Other Representations or Warranties of Parent or Merger Sub. The Company has relied solely and exclusively on the representations and warranties of Parent and Merger Sub expressly and specifically set forth in ARTICLE 6 (in each case, as modified by the Parent Disclosure Schedule) and the Transaction Documents, and such representations and warranties by Parent and Merger Sub constitute the sole and exclusive representations and warranties of Parent and Merger Sub to the Company in connection with the Transactions. The Company acknowledges and agrees that all other representations and warranties of any kind or nature expressed or implied to the Company are specifically disclaimed by Parent and Merger Sub, and that the Company is not relying on any other representations and warranties of Parent, except as set forth in ARTICLE 6 and the Transaction Documents.

Article 4
REPRESENTATIONS AND WARRANTIES RELATING TO Ardent Leisure

Except as disclosed in the Ardent Leisure Disclosure Schedule prepared in accordance with Section 12.18(c), dated of even date herewith and delivered by Ardent Leisure to Parent (the “Ardent Leisure Disclosure Schedule”), Ardent Leisure hereby represents and warrants to Parent as follows:

4.1            Organization. Ardent Leisure (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, and (ii) has all requisite corporate, limited liability or similar power and authority to own, lease and operate its assets and properties and to carry on its business as currently conducted.

4.2            Authority. Ardent Leisure has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by Ardent Leisure has been duly authorized and approved by all necessary action on behalf of Ardent Leisure, subject to (a) the consents, approvals, notice, filings and other requirements set forth in Schedule 4.4 of the Ardent Leisure Disclosure Schedule and (b) the approval by holders of a majority of the Ardent Leisure Shares (as of the record date for determining shareholders entitled to vote on such matter) who are present and voting at the Extraordinary General Meeting on the disposition of the main undertaking of Ardent Leisure pursuant to ASX Listing Rule 11.2 contemplated by the Transactions (the “Australian Approval”). This Agreement has been duly executed and delivered by Ardent Leisure and, assuming the due execution of this Agreement by the other parties hereto, constitutes a valid and binding obligation of Ardent Leisure, enforceable against it in accordance with its terms, except to the extent that such enforceability may be subject to, and limited by, applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally and general equitable principles.

4.3            Ownership of Company Stock. As of the date of this Agreement, Ardent Leisure, through its wholly-owned Subsidiary, Ardent Leisure Limited, an Australian limited company (“Ardent Leisure Limited”), beneficially owns the shares set out opposite its name in Schedule 4.3 of the Ardent Leisure Disclosure Schedule (the “Ardent Leisure Securities”), free and clear of any Liens (other than Permitted Liens and restrictions arising under applicable securities Laws, Ardent Leisure’s Organizational Documents and the Stockholders’ Agreement). Ardent Leisure Limited has the sole right to vote (and provide Consent in respect of, as applicable) the Ardent Leisure Securities, and, except for this Agreement, the Support Agreement and the Stockholders’ Agreement, Ardent Leisure and Ardent Leisure Limited are not party to or bound by (i) any options, warrants, calls, puts, rights, convertible securities, commitments, Contracts or agreements of any character, whether written or oral, that could require Ardent Leisure or Ardent Leisure Limited to transfer any of the Ardent Leisure Securities, or (ii) any voting trust, proxy, Contract or other agreement or understanding with respect to the ownership, governance or voting of any of the Ardent Leisure Securities. The Ardent Leisure Securities are the only equity interests in the Company or any of its Subsidiaries owned of record or beneficially by Ardent Leisure or its Subsidiaries on the date hereof, and except as set forth on Schedule 4.3 of the Ardent Leisure Disclosure Schedule, Ardent Leisure and Ardent Leisure Limited do not: (A) own beneficially or of record, have the right to acquire, or have any other interest in any equity interests of the Company or any of its Subsidiaries, or any rights to acquire, or any securities that are convertible into, any of the foregoing; or (B) have any voting rights with respect to any equity interests of the Company, or any rights to acquire, or any securities convertible into any such voting rights.

4.4            Non−Contravention; No Consents or Approvals. Except as set forth on Schedule 4.4 of the Ardent Leisure Disclosure Schedule, the execution and delivery of this Agreement and the performance of the obligations by Ardent Leisure will not:

(a)            violate the provisions of the Organizational Documents of Ardent Leisure;

(b)            violate any Law or Order to which Ardent Leisure is subject or by which any of its properties or assets are bound;

(c)            other than the Australian Approval, require Ardent Leisure to obtain any consent or approval, or give any notice to, or make any filing with, any Governmental Authority on or prior to the Closing Date;

excluding from the foregoing clauses “(b)” and “(c)” any violation, requirement, consent, approval, notice or filing which would not reasonably be expected to have or result in an Ardent Leisure Material Adverse Effect.

4.5            Brokers and Finders. Except as set forth on Schedule 4.5 of the Ardent Leisure Disclosure Schedule, neither Ardent Leisure nor its Affiliates have, directly or indirectly, entered into any agreement with any Person that would obligate the Company Group to pay any commission, brokerage fee or “finder’s fee” in connection with the Transactions.

4.6            Litigation; Orders.

(a)            There is no Action pending or Threatened against Ardent Leisure or Ardent Leisure Limited seeking to enjoin, challenge or prevent the Transactions. There is no Action pending or Threatened against Ardent Leisure or Ardent Leisure Limited that would reasonably be expected to have or result in an Ardent Leisure Material Adverse Effect.

(b)            Ardent Leisure and Ardent Leisure Limited are not in default under or in breach of any Order, except where such default or breach would not reasonably be expected to have or result in an Ardent Leisure Material Adverse Effect.

(c)            As of the date of this Agreement, neither the Australian Securities Investments Commission nor ASX (as applicable) has made a determination that has not been resolved against Ardent Leisure for any contravention of the requirements of the Australian Corporations Act or the ASX Listing Rules or any rules, regulations or policy statements under the Australian Corporations Act or the ASX Listing Rules that would reasonably be expected to have or result in an Ardent Leisure Material Adverse Effect.

4.7            Continuous Disclosure. Except as would reasonably not be expected to have or result in an Ardent Leisure Material Adverse Effect: (a) Ardent Leisure has complied in all material respects with its disclosure obligations under the Australian Corporations Act and ASX Listing Rules (including, but not limited to ASX Listing Rule 3.1); (b) and all information released to ASX is not materially misleading or deceptive and does not contain any material omission; and (c) as of the date of this Agreement, other than the fact of its discussions and negotiations with Parent relating to this Transaction and the subject of this Agreement, it is not relying on the carve-out in ASX Listing Rule 3.1A to withhold any material information from public disclosure.

4.8            Compliance. Subject to obtaining the Australian Approval, the Transactions comply with the Australian Corporations Act and ASX Listing Rules.

4.9            Australian Shareholder Approvals. Other than as contemplated by this Agreement (with respect to ASX Listing Rule 11.2), no approval from the Ardent Leisure Shareholders is required to complete the Transactions.

4.10            Disclosure. On the date of lodgment with ASX, date of dispatch to Ardent Leisure Shareholders and the date the Extraordinary General Meeting (as defined in Section 8.2) is actually held:

(a)            the Ardent Leisure Information included in the Explanatory Memorandum (as defined in Section 8.2) has been prepared in good faith and on the understanding that Parent will rely on that information for the purposes of considering and approving Parent Information in the Explanatory Memorandum;

(b)            the Ardent Leisure Information (other than to the extent that it consists of information relating to Parent that was provided by or on behalf of Parent) in the form and context in which it appears in the Explanatory Memorandum (as updated from time to time) is not misleading or deceptive in any material respect and does not contain any material omission; and

(c)            the Ardent Leisure Information complies in all material respects with relevant Laws (including the Australian Corporations Act and the ASX Listing Rules) and includes all information that is required by the Corporations Act and ASX Listing Rules.

Article 5

REPRESENTATIONS AND WARRANTIES RELATED TO RedBird AND THE RedBird OBLIGORS

Except as disclosed in the RedBird Disclosure Schedule prepared in accordance with Section 12.18(c), dated of even date herewith and delivered by RedBird to Parent (the “RedBird Disclosure Schedule”), RedBird and each RedBird Obligor (each, a “RedBird Party”) hereby represents and warrants, severally and not jointly, to Parent as follows:

5.1              Organization. Such RedBird Party (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation, and (ii) has all requisite corporate, limited liability or similar power and authority to own, lease and operate its assets and properties and to carry on its business as currently conducted.

5.2              Authority. Such RedBird Party has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by such RedBird Party has been duly authorized and approved by all necessary action on behalf of such RedBird Party, subject to the consents, approvals, notice, filings and other requirements set forth in Schedule 5.4 of the RedBird Disclosure Schedule. This Agreement has been duly executed and delivered by such RedBird Party and, assuming the due execution of this Agreement by the other parties hereto, constitutes a valid and binding obligation of such RedBird Party, enforceable against it in accordance with its terms, except to the extent that such enforceability may be subject to, and limited by, applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally and general equitable principles.

5.3              Ownership. RedBird is the record and beneficial owner of, and has good and marketable title to, all of the shares set forth opposite its name on Schedule 5.3 of the RedBird Disclosure Schedule, free and clear of all Liens (other than Permitted Liens and restrictions arising under applicable securities Laws, RedBird’s Organizational Documents and the Stockholders’ Agreement). RedBird has the sole right to vote (and provide consent in respect of, as applicable) the shares set forth opposite its name on Schedule 5.3 of the RedBird Disclosure Schedule, and, except for this Agreement and the Stockholders’ Agreement, such RedBird Party is not party to or bound by (i) any options, warrants, calls, puts, rights, convertible securities, commitments, Contracts or agreements of any character, whether written or oral, that could require RedBird to Transfer any of the shares set forth opposite its name on Schedule 5.3 of the RedBird Disclosure Schedule, or (ii) any voting trust, proxy, Contract or other agreement or understanding with respect to the ownership, governance or voting of any of the shares set forth opposite RedBird’s name on Schedule 5.3 of the RedBird Disclosure Schedule. The shares of Company Stock set forth opposite RedBird’s name on Schedule 5.3 of the RedBird Disclosure Schedule are the only equity interests in the Company or any of its Subsidiaries owned of record or beneficially by RedBird or the RedBird Obligors on the date hereof.

5.4              Non-Contravention; No Consents or Approvals. The execution and delivery of this Agreement by such RedBird Party does not, and the performance by such RedBird Party of any of its covenants, agreements or obligations under this Agreement and the consummation of the transactions contemplated hereby will not require any consent, approval or authorization of, or filing with or notification to, any Governmental Authority, in each case, except for such items that, if not obtained or made, would not adversely affect the ability of such RedBird Party to perform, or otherwise comply with, any of their covenants, agreements or obligations hereunder to which such RedBird Party is bound pursuant to the terms hereof in any material respect. Neither the execution and delivery of this Agreement nor the performance by such RedBird Party of any of its covenants, agreements or obligations under this Agreement or the consummation of the transactions contemplated hereby will (i) violate any provision of the Organizational Documents of such RedBird Party or any of its respective Affiliates, (ii) violate any Law in effect on the date hereof applicable to such RedBird Party or any of its respective Affiliates, (iii) with or without the giving of notice or the lapse of time or both, result in a breach of, constitute a default under, result in the termination of or a right of termination or cancellation under, or accelerate the performance of any obligation required by, any Contract to which such RedBird Party or any of its respective Affiliates is a party, bound or subject, as applicable, or (iv) result in the creation or imposition of any Lien upon the Subject Securities, except in the case of any of clauses “(i)” through “(iv)” above, as would not reasonably be expected to have or result in a RedBird Material Adverse Effect.

5.5            Litigation; Orders.

(a)               There is no Action pending or Threatened against such RedBird Party or any of its respective Affiliates seeking to enjoin, challenge or prevent the Transactions. There is no Action pending or Threatened against such RedBird Party or any of its respective Affiliates that would reasonably be expected to have or result in a RedBird Material Adverse Effect.

(b)               Such Redbird Party and its respective Affiliates are not in default under or in breach of any Order, except where such default or breach would not reasonably be expected to have or result in a RedBird Material Adverse Effect.

5.6            Brokers and Finders. Except as set forth on Schedule 5.6 of the RedBird Disclosure Schedule, neither such RedBird Party nor its respective Affiliates have, directly or indirectly, entered into any agreement with any Person that would obligate the Company Group to pay any commission, brokerage fee or “finder’s fee” in connection with the Transactions.

5.7            Financial Capability of RedBird. RedBird has access to sufficient cash, available lines of credit or other sources of immediately available funds (including through capital contributions to RedBird by its limited partners) to pay in cash all amounts to be paid by RedBird under any Transaction Document and to satisfy all other costs and expenses incurred by RedBird in connection herewith and therewith.

5.8            Financial Capability of RedBird Obligors. Each such RedBird Obligor has access to sufficient cash, available lines of credit or other sources of immediately available funds (including through capital contributions by its equityholders) and will as of the Closing Date have sufficient cash, to pay in cash such RedBird Obligor’s Obligor Pro Rata Share of the RedBird Termination Payment when and if due in accordance with the terms hereof and all other amounts to be paid by such RedBird Obligor under any Transaction Document and to satisfy all other costs and expenses incurred by such RedBird Obligor in connection herewith and therewith.

Article 6
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the Parent Disclosure Schedule prepared in accordance with Section 12.18(c), dated of even date herewith and delivered by Parent to the Company (the “Parent Disclosure Schedule”), Parent and Merger Sub hereby represent and warrant to the Company as follows:

6.1            Organization, Good Standing and Other Matters.

(a)            Parent is duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite power and authority to own, lease and operate its assets and properties and to carry on its business as currently conducted. The Parent Organizational Documents previously made available by Parent to the Company are true, correct and complete and are in effect as of the date of this Agreement. Parent is not in material breach or violation of any of the provisions of the Parent’s Organizational Documents. Parent is duly qualified or licensed to conduct its business as currently conducted and, to the extent applicable, is in good standing, in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of its business makes such qualification necessary, except where the failure to be so qualified or licensed would not reasonably be expected to have or result in a Parent Material Adverse Effect.

(b)            Merger Sub has been duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Merger Sub is not in material breach or violation of any of the provisions of the Organizational Documents of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions, and has not engaged in any business activities, incurred any liabilities or conducted any operations other than in connection with such Transactions.

6.2            Authority. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions, subject to the consents, approvals, notice, filings and other requirements set forth in Schedule 6.3 of the Parent Disclosure Schedule. The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation of the Transactions, have been duly authorized and approved by all necessary corporate action on the part of Parent. The board of directors of Merger Sub has unanimously (a) adopted this Agreement and approved the Transactions, and (b) recommended that Parent, the sole stockholder of Merger Sub, adopt this Agreement. Parent, as the sole stockholder of Merger Sub, substantially concurrently with the execution and delivery of this Agreement (but deemed to occur a moment thereafter), has adopted this Agreement, and no other corporate proceedings on the party of Parent or Merger Sub (other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware) are necessary to authorize the execution, delivery and performance of this Agreement by Parent or Merger Sub or to consummate the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due execution of this Agreement by the other parties hereto, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except to the extent that such enforceability may be subject to, and limited by, applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally and general equitable principles.

6.3            No Conflict: Required Filings and Consents. Except (a) as required by the HSR Act, or (b) as set forth on Schedule 6.3 of the Parent Disclosure Schedule, the execution and delivery of this Agreement and the consummation of the Transactions by Parent and Merger Sub will not (i) violate the provisions of their respective Organizational Documents, (ii) violate any Law or Order to which either is subject or by which any of either’s properties or assets are bound, (iii) require either to obtain any consent or approval, or give any notice to, or make any filing with, any Governmental Authority on or prior to the Closing Date, (iv) result in a material violation or breach of (with or without due notice or lapse of time or both), give rise to any right of termination, cancellation or acceleration under, or require the consent of any third party to, any material Contract to which either is a party, or (v) result in the imposition or creation of any Lien upon or with respect to any of their respective assets or properties, excluding from the foregoing clauses “(ii)” through “(v)” any consent, approval, notice or filing the absence of which, and any violation, breach, default, right of acceleration, cancellation or termination, or Lien the existence of which, would not reasonably be expected to have or result in a Parent Material Adverse Effect.

6.4            Brokers and Finders. Except as set forth on Schedule 6.4 of the Parent Disclosure Schedule, none of Parent, Merger Sub nor their respective Affiliates have, directly or indirectly, entered into any agreement with any Person that would obligate any Company Group member or any Company Stockholder to pay any commission, brokerage fee or “finder’s fee” in connection with the Transactions.

6.5            Litigation; Orders.

(a)            There is no Action pending or Threatened against Parent or Merger Sub seeking to enjoin, challenge or prevent the Transactions. There is no Action pending or Threatened against Parent or Merger Sub that would reasonably be expected to have or result in a Parent Material Adverse Effect.

(b)            Parent is not in default under or in breach of any Order, except where such default or breach would not reasonably be expected to have or result in a Parent Material Adverse Effect.

6.6            Arrangements with Management. Except for this Agreement, any Transaction Document and any other document expressly contemplated by this Agreement, as of the date hereof, neither Parent nor any of its Affiliates has entered into any agreement with, or agreed to enter into, or caused any of its Affiliates (including any member of the Company Group after the Closing) to enter into, any agreement or understanding with, or otherwise provided or committed to provide remuneration, fees or other economic benefits to, any current director, officer, manager or employee of any member of the Company Group.

6.7            Financial Capability.

(a)            Parent has delivered to the Company a true, correct, and complete copy of an executed debt commitment letter from the financial institution identified therein, dated as of the date hereof, together with all exhibits and schedules thereto (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, in accordance with both (x) the terms of such debt commitment letter (including the implementation of “market flex” provisions contained therein) and (y) the terms of this Agreement, the “Debt Commitment Letter” and, the commitments under the Debt Commitment Letter, the “Debt Financing Commitments”), pursuant to which, and subject to the terms and conditions of which, the lender party thereto has committed to lend the amounts set forth therein to Parent for the purpose, among other things, of funding the Transactions (the “Debt Financing”), and each related fee letter (collectively, the “Fee Letters”), which copy of such Fee Letter may be redacted to remove only the fees and economic flex terms set forth therein so long as such redacted information does not adversely affect the conditionality, availability or aggregate principal amount of the Debt Financing.

(b)            As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and has not been withdrawn, rescinded, replaced or terminated, or otherwise amended, restated, amended and restated, waived, supplemented or otherwise modified in any respect (except in accordance with both (x) the terms of the Debt Commitment Letter (including the implementation of “market flex” provisions contained therein) and (y) this Agreement), and are a legal, valid and binding obligation of Parent and the other parties thereto, enforceable in accordance with their terms. There are no agreements, side letters or arrangements (other than the Debt Commitment Letter and the Fee Letters) in effect or contemplated by Parent or to the Knowledge of Parent, the other parties to the Debt Commitment Letter, relating to the Debt Financing Commitments or the Debt Financing. Parent is not in breach of any of the terms or conditions set forth in the Debt Commitment Letter. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of the Debt Commitment Letter, and Parent does not have any reason to believe that it will be unable to satisfy, on a timely basis, any term or condition of closing to be satisfied by it contained in the Debt Commitment Letter, or that full amount of the Debt Financing will not be available to Parent on the Closing Date. Parent has fully paid any and all commitment fees or other fees required by the Debt Financing Commitments or any Fee Letter to be paid on or before the date of this Agreement. The aggregate proceeds from the Debt Financing (net of original issue discount, upfront fees and/or other fees, premiums and charges payable in connection therewith, after giving effect to the maximum amount of “market flex” provided under the Debt Financing Commitments and each Fee Letter), together with cash on hand and any Replacement Financing, will be sufficient for satisfaction of all of Parent’s obligations under this Agreement at the Closing, including the payment of the Estimated Merger Consideration and the payment of all associated costs and expenses due and payable at the Closing (collectively, the “Required Amount”). The Debt Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the full amount of the Debt Financing available to Parent on the terms set forth therein. No Person has any right to impose, and Parent does not have any obligation to accept, (x) any condition precedent to such funding other than the conditions set forth in the Debt Commitment Letter or (y) any reduction to the aggregate amount available under the Debt Commitment Letter on the Closing Date (or any term or condition not set forth in the Debt Commitment Letter which would have the effect of reducing the aggregate amount available under the Debt Commitment Letter on the Closing Date). As of the date of this Agreement, none of the Debt Financing Commitments has been terminated or withdrawn, no lender has notified Parent of its intention to terminate or withdraw the Debt Financing Commitments, and Parent does not know of any facts or circumstances that may be expected to result in any of the conditions set forth in the Debt Commitment Letter not being satisfied. To the extent this Agreement must be in a form acceptable to any party providing Debt Financing, such party or parties have approved this Agreement.

(c)            After giving effect to the Debt Financing, cash on hand, and any Replacement Financing, Parent has on the date hereof, and will on the Closing Date have, sufficient unrestricted cash on hand and available credit facilities to pay all amounts required to be paid by Parent at the Effective Time pursuant to the terms of this Agreement and the other Transaction Documents to which it is a party. Parent has no reason to believe that such cash or such available credit facilities will not be available. The obligations of Parent and Merger Sub under this Agreement are not subject to any conditions regarding Parent’s, Merger Sub’s, their respective Affiliates’ or any other Person’s ability to obtain financing for the consummation of the Transactions contemplated hereby.

6.8            Solvency.

(a)            Assuming the accuracy of the representations and warranties set forth in ARTICLE 3, ARTICLE 4, ARTICLE 5 (without giving effect to any qualifications or limitations as to “materiality” or “Material Adverse Effect” or similar qualifiers contained therein or otherwise applicable to such representations or warranties), the compliance with all obligations and covenants under this Agreement and the Transaction Documents by each of the other parties hereto and thereto, and the satisfaction or waiver of all conditions set forth in ARTICLE 9 and ARTICLE 10, immediately after giving effect to the Merger and the consummation of the Transactions, including the Debt Financing and any Replacement Financing permitted by this Agreement, Parent and its Subsidiaries (including the Surviving Company and the Company Group) taken as a whole on a consolidated basis will be Solvent. In completing the Transactions, Parent does not intend to hinder, delay or defraud any present or future creditors of Parent or the Surviving Company or the Company’s Subsidiaries.

(b)            For purposes of this Agreement, “Solvent” means that, as of any date of determination:

(i)            the fair saleable value (determined on a going concern basis) of the assets of Parent and its Subsidiaries (including the Surviving Company and the Company Group) shall be greater than the total amount required to pay their liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP or IFRS, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed).

(ii)            Parent and its Subsidiaries (including the Surviving Company and the Company Group) shall be able to pay their debts, obligations, and liabilities in the ordinary course of business as they become due; and

(iii)            Parent and its Subsidiaries (including the Surviving Company and the Company Group) shall not have unreasonably small capital for the operation of the businesses in which they are engaged or proposed to be engaged thereafter.

6.9            Ownership of Shares. Except as set forth on Schedule 6.9 of the Parent Disclosure Schedule, neither Parent, nor any of its Affiliates beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any shares of Company Stock or any securities that are convertible into or exchangeable or exercisable for Company Stock, or holds any rights to acquire or vote any Company Stock. Neither Parent nor any of its respective “affiliates” or “associates” (as such terms are defined in Section 203 of the General Corporation Law of the DGCL) is, or has been at any time within the three year period immediately prior to the date hereof, an “interested stockholder” of the Company (as such term is defined in Section 203 of the DGCL).

6.10            Investigation and Agreement by Parent; Non-Reliance; No Other Representations or Warranties of the Company Group or the Company Stockholders. Each of Parent and Merger Sub acknowledges that it has conducted an independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company Group, that Parent, Merger Sub and their respective Representatives have been provided certain access to the properties, records and personnel of the Company Group for this purpose, and, in making their determination to proceed with the Transactions, each of Parent and Merger Sub has relied solely and exclusively on the representations and warranties of the Company expressly and specifically set forth in ARTICLE 3 (in each case, as modified by the Company Disclosure Schedule), in the Company Closing Certificate and in the Transaction Documents, the representations and warranties of Ardent Leisure expressly and specifically set forth in ARTICLE 4 (in each case, as modified by the Ardent Leisure Disclosure Schedule), in the Ardent Leisure Closing Certificate and in the Transaction Documents, the representations and warranties of RedBird expressly and specifically set forth in ARTICLE 5 (in each case, as modified by the RedBird Disclosure Schedule), in the RedBird Closing Certificate and in the Transaction Documents and the representations and warranties of any other party to the Transaction Documents. The representations and warranties by the Company in ARTICLE 3, the Company Closing Certificate and the Transaction Documents, Ardent Leisure in ARTICLE 4, the Ardent Leisure Closing Certificate and in the Transaction Documents, RedBird in ARTICLE 5, the RedBird Closing Certificate and in the Transaction Documents and each other party to the Transaction Documents constitute the sole and exclusive representations and warranties of the Company, Ardent Leisure, RedBird and such parties to the Transaction Documents to Parent and Merger Sub in connection with the Transactions, and each of Parent and Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature expressed or implied (including any relating to the future or historical financial condition, results of operations, assets or liabilities of the members of the Company Group or the quality, quantity or condition of the Company Group’s assets) are specifically disclaimed by the Company, Ardent Leisure, RedBird and such other parties to the Transaction Documents. None of the members of the Company Group, nor the Company Stockholders, nor any other Person makes or has made any representation or warranty, contractual or legal, either express or implied, including as to the accuracy or completeness of any of the information provided or made available to Parent, Merger Sub or their respective Representatives, and neither Parent nor Merger Sub is relying on any other representations or warranties except as set forth in ARTICLE 3, ARTICLE 4, ARTICLE 5 any Closing Certificate and any Transaction Document. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, ANY CLOSING CERTIFICATE OR ANY TRANSACTION DOCUMENT, NONE OF THE MEMBERS OF THE COMPANY GROUP, NOR THE COMPANY STOCKHOLDERS, NOR ANY OF THEIR REPRESENTATIVES MAKES OR PROVIDES, AND EACH OF PARENT AND MERGER SUB HEREBY WAIVE AND DISCLAIM, ANY WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, AS TO THE QUALITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, CONFORMITY TO SAMPLES, OR CONDITION OF THE COMPANY GROUP’S ASSETS OR ANY PART THEREOF. In connection with Parent’s and Merger Sub’s investigation of the Company Group, Parent and Merger Sub have received certain projections, including projected statements of operating revenues and income from operations of the members of the members of the Company Group and certain business plan information. Each of Parent and Merger Sub acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, budgets and other forecasts and plans, that each of Parent and Merger Sub familiar with such uncertainties and that each of Parent and Merger Sub is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, budgets and other forecasts and plans so furnished to it or made available to it or any of its agents, Representatives, lenders or Affiliates, including the reasonableness of the assumptions underlying such estimates, projections, budgets and other forecasts and plans. Accordingly, each of Parent and Merger Sub hereby acknowledges that, except as expressly set forth in ARTICLE 3, ARTICLE 4, ARTICLE 5, or the Company Closing Certificate, none of the members of the Company Group, the Company Stockholders nor any of their Affiliates, officers, directors, employees, partners, members, agents, attorneys, Representatives, successors or permitted assigns is making any representation or warranty with respect to such estimates, projections, budgets and other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, projections, budgets, forecasts and plans, and that neither Parent nor Merger Sub has relied on any such estimates, projections, budgets or other forecasts or plans; provided, however, that nothing in this Section 6.10 is intended to (x) limit or modify the representations and warranties contained in ARTICLE 3, ARTICLE 4, ARTICLE 5, the Company Closing Certificate, the Ardent Leisure Closing Certificate, the RedBird Closing Certificate or in the Transaction Documents or (y) subject to the terms of Section 12.15, waive any claim or cause of action by Parent of any of its Affiliates for Actual Fraud.

Article 7
CERTAIN COVENANTS OF Parent, MERGER SUB and the Company

7.1            Access and Investigation.

(a)            During the period commencing on the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to ARTICLE 11 and the Closing (the “Pre-Closing Period”), as reasonably requested by Parent, the Company shall, and shall cause each of the members of the Company Group to, upon reasonable advance notice, provide Parent and Parent’s Representatives with reasonable access during normal business hours to the relevant employees of the Company Group and to the Company Group’s relevant properties, books, records, work papers and other documents and information for the purpose of the due diligence investigation of the members of the Company Group by Parent. Any such access and disclosure shall at all times be managed by and conducted through Representatives of the Company, and Parent shall cooperate with the Company and the Company’s Representatives and shall use commercially reasonable efforts to minimize the disruption of the business and operations of the Company Group. Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to provide any such access or information to Parent or any of its Representatives to the extent that it may require any member of the Company Group or any of their respective Affiliates to (i) disclose any information subject to attorney-client, work product doctrine or other legal privilege, (ii) disclose any information in violation of any applicable Law, or (iii) disclose any information in violation of any Contract or other confidentiality obligation to which any of them are bound; provided, however, the parties shall use commercially reasonable efforts to make appropriate substitute arrangements with respect to such disclosure to enable Parent and its Representatives to evaluate any such information without resulting in any breach of any Contract. Without limiting this Section 7.1(a), as soon as reasonably practicable following the end of each applicable period prior to the Closing Date (and in no event later than 30 days with respect to monthly statements), the Company shall deliver or cause to be delivered to Parent the audited or unaudited (as applicable) balance sheet of the Company Group and the related consolidated statements of operations, changes in stockholder’s equity and cash flows of the Company Group for each month, quarter and year end (as applicable).

(b)            During the Pre-Closing Period, Parent and its Representatives shall not make inquiries of Persons having business relationships with the Company Group (including suppliers, licensors and customers) without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, nothing in this Section 7.1(b) or the Confidentiality Agreement will prohibit any contact by Parent or any of its Representatives or Affiliates (x) in the ordinary course of business of Parent, consistent with its past practice, with the customers, service providers, suppliers, licensors or regulators or other Persons having business or governmental relationships with Parent who also have a relationship with the Company Group, provided such conduct is unrelated to the Transactions, (y) with lenders who are also prospective lenders for the Debt Financing, or (z) with any employees of the Company Group which the Company has previously consented to and Parent has previously communicated with prior to the date hereof.

7.2            Operation of the Business of the Company.

(a)            During the Pre-Closing Period, except (i) as otherwise expressly required by, or expressly provided for in, this Agreement (including by any Transaction Documents), (ii) as set forth on Schedule 7.2(a) of the Company Disclosure Schedule, (iii) as consented to in writing by Parent, or (iv) as required by any Law or other directive by a Governmental Authority (including the implementation of any COVID-19 Measures), each member of the Company Group shall (A) conduct its business and operations in the ordinary course of business consistent with past practice and (B) use commercially reasonable efforts to (1) preserve the business relationships of the Company Group except for customary changes in business relationships in the ordinary course of business, (2) maintain, in all material respects, all material property, structures, equipment and other tangible or intangible property or assets of the Company Group in their present repair, order and condition, except for ordinary wear and tear, (3) perform its obligations in all material respects under each Material Contract, and (4) timely file all claims under any existing insurance policies related to any casualty events and to promptly apply all insurance proceeds related to such casualty event to repair damaged property; provided, that, in the case of a COVID-19 Response, none of the members of the Company Group shall be deemed to be acting outside of the ordinary course of business.

(b)            During the Pre-Closing Period, except (i) as otherwise expressly required or permitted by this Agreement (including by any Transaction Documents), (ii) as set forth on Schedule 7.2(b) of the Company Disclosure Schedule, (iii) as consented to in writing by Parent (which consent, other than with respect to clauses (G), (L), (O), (Q), (T) or, solely as it relates to the foregoing specified clauses of this Section 7.2(b), (Y) of this Section 7.2(b), shall not be unreasonably withheld, conditioned or delayed), or (iv) as required by or in response to any Law or other directive by a Governmental Authority (including the implementation of any COVID-19 Measures), the Company shall ensure that:

(A)            no member of the Company Group shall amend or permit the adoption of any amendment to any of its Organizational Documents, or permit any recapitalization, reclassification of equity, share split, reverse share split or similar transaction with respect to any member of the Company Group;

(B)            no member of the Company Group shall issue, sell, pledge, encumber or deliver or agree or commit to issue, sell, pledge, encumber or deliver or authorize the issuance or grant of (1) any Company Stock or equity-based interests or other security, (2) any option, Award, phantom stock, stock appreciation, profit participation, warrant or right to acquire any Company Stock or equity-based interests (or cash based on the value of Company Stock) or other security, or (3) any instrument convertible into or exchangeable for any Company Stock or equity-based interests (or cash based on the value of Company Stock), other than, in the case of this clause “(B),” the encumbrance of equity-based interests in connection with an amendment, restatement, amendment and restatement, supplement, replacement, refinancing or other modification of the Existing Credit Agreement (provided that such amendment, restatement, amendment and restatement, supplement, replacement, refinancing or other modification of the Existing Credit Agreement does not increase the outstanding principal amount thereof (except in respect of accrued and unpaid interest, fees and expenses (including make-whole payments and premiums) on such amendment, restatement, amendment and restatement, supplement, replacement or refinancing and amounts to pay fees and expenses reasonably incurred in connection therewith));

(C)            no member of the Company Group shall declare, accrue, set aside or pay any dividend or make any other distribution in respect of any equity interests of any member of the Company Group (except to any wholly-owned subsidiary of the Company Group), or repurchase, redeem or otherwise reacquire any equity interests of any member of the Company Group; provided, that the Company shall use commercially reasonable efforts to distribute to its stockholders in accordance with the terms of its Organizational Documents, and Parent hereby consents to the distribution of, all Excess Company Cash prior to the Reference Time (provided, further, that such distributed cash shall not be included in the calculation of Closing Cash);

(D)            no member of the Company Group shall adopt a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization (other than in connection with the Transactions) or file any petition in bankruptcy under the provisions of any federal or state bankruptcy law or consent to the filing of any bankruptcy petition against it under any similar law;

(E)            no member of the Company Group shall issue or sell any debt securities or rights to acquire any debt securities of any member of the Company Group or guaranty any debt securities or incur, guarantee or otherwise become liable for any Indebtedness for borrowed money in excess of $250,000, other than, collectively, (1) in connection with borrowings, extensions of credit and other financial accommodations under the Existing Credit Agreement (provided that such amendment, restatement, amendment and restatement, supplement, replacement, refinancing or other modification of the Existing Credit Agreement does not increase the outstanding principal amount thereof (except in respect of accrued and unpaid interest, fees and expenses (including make-whole payments and premiums) on such amendment, restatement, amendment and restatement, supplement, replacement or refinancing and amounts to pay fees and expenses reasonably incurred in connection therewith)), and (2) for drawdowns of credit facilities available as of the date hereof;

(F)            no member of the Company Group shall assume, guarantee, endorse or otherwise become liable or responsible, whether directly, contingently or otherwise, for obligations in excess of $250,000 of any other Person other than a member of the Company Group;

(G)            no member of the Company Group shall make any (1) loans or advances to any other Person, except for customary loans or advances to employees of members of the Company Group and except for normal extensions of credit to customers, in each case in the ordinary course of business consistent with past practice, or (2) capital contributions to or investments in any other Person in excess of $200,000 per Person or $500,000 in the aggregate;

(H)            no member of the Company Group shall (1) enter into, terminate, adopt, amend or modify any employment Contract with any Employee with annual compensation opportunities (annual base salary and annual target bonus) in excess of $250,000 or any Company Plan (except as required by applicable Law or the terms thereof), or (2) add or accrete to or otherwise increase overall staff or headcount levels (x) at or above the director level at its store support center, (y) in its operations team, any overhead positions above the general manager level, or (z) in a manner that would increase the average management par levels per store by more than 0.2 (e.g., the average management par level per store can go from 9 to 9.2 without Parent’s consent);

(I)            no member of the Company Group shall (i) make any change in the compensation payable to, or benefits provided to, any current or former employee, director, officer or individual independent contractor (x) with annual compensation opportunities (annual base salary and annual target bonus) or annual fee in excess of $250,000 or (y) with annual compensation opportunities (annual base salary and annual target bonus) or annual fees less than $250,000, other than, with respect to clause (y), such increases in the salary or wage compensation or fees that (A) do not exceed 7% per individual or 5% in the aggregate and (B) are made in the ordinary course of business consistent with past practice, (ii) accelerate the time of payment, funding, or vesting of any compensation or benefit payable to any current or former employee, director, officer or other service provider of any member of the Company Group, or (iii) terminate (other than for cause), temporarily lay off, hire or engage any employee, director, officer or other service provider whose annual compensation opportunities (annual base salary and annual target bonus) would exceed $250,000;

(J)            no member of the Company Group shall (1) materially amend or prematurely terminate, or waive any material right or remedy (in a manner adverse to any member of the Company Group) under any Material Contract or Lease outside the ordinary course of business consistent with past practice or (2) enter into any new Contract that would have been a Material Contract or Lease if entered into prior to the date hereof (other than (x) Leases entered into in the ordinary course of business consistent with past practice and consistent with the Capital Expenditure Budget and (y) Material Contracts entered into in the ordinary course of business consistent with past practice that are terminable for convenience by the Company Group on 90 days’ or less notice), other than an amendment, restatement, amendment and restatement, supplement, replacement, refinancing or other modification of the Existing Credit Agreement (provided that such amendment, restatement, amendment and restatement, supplement, replacement, refinancing or other modification of the Existing Credit Agreement does not increase the outstanding principal amount thereof (except in respect of accrued and unpaid interest, fees and expenses (including make-whole payments and premiums) on such amendment, restatement, amendment and restatement, supplement, replacement or refinancing and amounts to pay fees and expenses reasonably incurred in connection therewith));

(K)            no member of the Company Group shall sell, transfer, assign, convey, abandon, let lapse or otherwise dispose of, or lease, sublease or license, (1) any (A) Owned Intellectual Property or (B) any right or other asset of the Company Group in a single transaction or series of related transactions having a fair market value in excess of $500,000 in the aggregate or (2) any Unit to any other Person, except, (i) in the case of clause (1), as in the ordinary course of business consistent with past practice (and in the case of licenses of Owned Intellectual Property, limited to non-exclusive licenses granted in the ordinary course of business consistent with past practice) or to abandon, let lapse or otherwise dispose of any obsolete or immaterial Owned Intellectual Property, and (ii) in the case of this clause “(K),” as required by an amendment, restatement, amendment and restatement, supplement, replacement, refinancing or other modification of the Existing Credit Agreement (provided that such amendment, restatement, amendment and restatement, supplement, replacement, refinancing or other modification of the Existing Credit Agreement does not increase the outstanding principal amount thereof (except in respect of accrued and unpaid interest, fees and expenses (including make-whole payments and premiums) on such amendment, restatement, amendment and restatement, supplement, replacement or refinancing and amounts to pay fees and expenses reasonably incurred in connection therewith));

(L)            no member of the Company Group shall make an acquisition (whether by merger, acquisition of stock or assets, or otherwise) of any business, Unit or line of business other than as contemplated by the Capital Expenditure Budget;

(M)            no member of the Company Group shall make an election to change the status of any member of the Company Group (as a corporation, partnership or disregarded entity) for federal, state or local Tax purposes;

(N)            no member of the Company Group shall fail to file any material Tax Return, make, change or revoke any entity classification or other material Tax election, change any material method of Tax accounting, amend any material Tax Return, extend the statute of limitations in respect of any material Tax Return, settle any material Tax claim or assessment, surrender any right to claim a refund of material Taxes, enter into any material ruling request, closing agreement or similar agreement with respect to Taxes, incur any liability for Taxes outside the ordinary course of business or fail to pay any material Tax that becomes due and payable;

(O)            no member of the Company Group shall either (1) change any method of accounting or its accounting policies, practices or procedures (other than as required by GAAP of applicable Law), (2) (I) accelerate collection of any account receivable in advance of its due date (including by giving a discount, accommodation or other concession other than (x) in the ordinary course of business and (y) offering limited time offer promotional discounts, provided such discounts are less than 90 days in duration), or (II) other than with respect to a COVID-19 Response, delay payment of any account payable beyond its due date, in each case, other than any such acceleration or delay (as applicable) effected in the ordinary course of business consistent with past practice or (3) make any material changes or modifications to its cash management methods or practices, including payment terms offered to counterparties, other than in the ordinary course of business consistent with past practice or (4) grant any discounts or rebates other than (x) in the ordinary course of business consistent with past practice and (y) offering limited time offer promotional discounts, provided such discounts are less than 90 days in duration);

(P)            (1) incur any Capital Expenditures or open any new Units, except for (I) Capital Expenditures with respect to Identified Capital Projects, Maintenance Capital Expenditures and Active Project Capital Expenditures , and (II) Capital Expenditures not set forth in the Capital Expenditure Budget that are in the ordinary course of business and do not exceed $1,000,000 in the aggregate, or (2) enter into Contract that requires Capital Expenditures that are not contemplated in the Capital Expenditure Budget (provided, that this clause “(2)” shall not operate to restrict Capital Expenditures permitted pursuant to clause “(1)”);

(Q)            engage in or enter into any line of business other than the lines of business presently conducted;

(R)            commence any suit or Action other than (1) for the routine collection of bills, (2) for a breach of this Agreement, the Confidentiality Agreement or any other agreement with Parent or any of its Affiliates or (3) for the enforcement of the terms of any Material Contract, or settle or affirmatively waive any pending Action for an amount greater than $200,000 (provided, that to the extent a portion of such amount owed is covered by insurance, such portion shall not be included for the purposes of determining such amount) or that involves equitable relief or a criminal admission binding on the Company Group following the Closing;

(S)            release, compromise or cancel any material debts owed to the Company Group, other than settlement of accounts with customers and suppliers in the ordinary course of business consistent with past practice;

(T)            take any action (or fail to take any action) that would reasonably be expected to subject any of its material assets or properties to a material Lien (other than a Permitted Lien) that will not be fully discharged at Closing without any liability to any member of the Company Group;

(U)            enter into any new agreement with any Company Stockholder or any of their Affiliates (other than any member of the Company Group) or amend, modify or change any material rights under any existing agreement with such Persons;

(V)            negotiate, modify, extend, or enter into any Collective Bargaining Agreement or recognize or certify any labor union, labor organization, or group of employees as the bargaining representative for any employees of the Company Group;

(W)            implement or announce any plant closings, reductions in force, furloughs, material salary or wage reductions, material work schedule changes or other such actions that would reasonably be expected to require actions under the WARN Act;

(X)            waive or release any restrictive covenant obligation of any current or former employee or independent contractor; and

(Y)            agree or commit in writing to take any of the actions described in clauses “(A)” through “(X)” above.

Notwithstanding anything to the contrary contained in this Agreement, (x) except as required by applicable Law or as reasonably required to provide for worker safety, the Company shall be required to obtain Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed) prior to taking any COVID-19 Responses that are reasonably likely to be material to the Company Group, taken as a whole, including any action or determination that is inconsistent with the continued operation of the business of the Company Group; provided, that in any event, the Company will keep Parent reasonably informed as to the COVID-19 Responses taken or proposed to be taken (and, to the extent reasonably practicable, provide Parent with reasonable advance notice and a reasonable opportunity to review and comment on such policies, procedures and protocols, and the Company will consider in good faith any such comments by Parent) and (y) no member of the Company Group shall be required to take any action (or be prohibited from taking any action or delayed from taking any action in a timely manner) that would (i) cause a breach of any Material Contract or a violation of any Law, or (ii) directly or indirectly give Parent rights to control or direct the operations of any member of the Company Group prior to the Closing.

(c)            From and after the date hereof until the Closing Date, the Company shall use its reasonable best efforts to, and shall cause each applicable member of the Company Group to use their reasonable best efforts, incur and pay those Capital Expenditures contemplated by the Capital Expenditure Budget to be incurred by the Company Group following the date hereof in connection with (i) the development of new Units (each such new Unit development an “Identified Capital Project” and collectively, the “Identified Capital Projects”), (ii) ordinary course maintenance of the Company Group’s Units and assets (“Maintenance Capital Expenditures”) and (iii) Active Project Capital Expenditures, in each case of clauses “(i),” “(ii),” and “(iii),” in accordance with the budgeted Capital Expenditures set forth with respect to such Identified Capital Projects, Maintenance Capital Expenditures and Active Project Capital Expenditures on the Capital Expenditure Budget and the plan related to such Identified Capital Projects, Maintenance Capital Expenditures and Active Project Capital Expenditures set forth on the Capital Expenditure Budget (including in the amounts and at the times set forth in the applicable portion of the Capital Expenditure Budget). Notwithstanding the foregoing, with respect to (x) any Capital Expenditures with respect to the Units in Fayetteville and Greenville and (y) any Capital Expenditures with respect to Identified Capital Projects under the heading “FY24 New Centers Capex” on the Capital Expenditure Budget (collectively, the Capital Expenditures described in clauses “(x)” and “(y),” the “Forward Capital Expenditures”), prior to commencing any Forward Capital Expenditures, the Company shall give reasonable advance written notice to Parent of its intent to commence such Forward Capital Expenditures and if Parent does not provide written consent to commence such Forward Capital Expenditures, then the amount budgeted with respect to such Forward Capital Expenditures in the Capital Expenditure Budget shall be deemed deleted from the Capital Expenditure Budget and any expenditures made by the Company with respect to such Forward Capital Expenditures shall not be factored into the calculations of New Unit Development Capital Expenditures, Capital Expenditures Shortfall or Capital Expenditures Excess.

7.3            [Reserved.]

7.4            FIRPTA Matters. At the Closing, the Company shall deliver to Parent a certificate, dated as of the Closing Date, in accordance with Sections 1445(b)(3) of the Code (and meeting the requirements described in Treasury Regulations Section 1.1445-2(c)(3) and Treasury Regulations Section 1.897-2(h)(2)), certifying that interests in the Company are not “United States real property interests” along with the related notice to the IRS (such certificate, a “FIRPTA Certificate”); provided, however, that in the event the Company fails to deliver a FIRPTA Certificate, the sole recourse of Parent shall be to withhold on payments of the Merger Consideration to the extent required by applicable Law.

7.5            D&O Insurance; Indemnification.

(a)            From and after the Closing, Parent shall, and shall cause the Surviving Company and each of its respective Subsidiaries to, indemnify and hold harmless each present (as of immediately prior to Closing) and former director, manager and officer of the Company Group (each, a “D&O Indemnified Party”), in such Person’s capacity as such, against any costs and expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, Action or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that any member of the Company Group would have been permitted under any applicable Law and its respective organizational and governing documents in effect on the date hereof to indemnify such Person (including promptly advancing expenses as incurred to the fullest extent permitted under applicable Laws). Without limiting the foregoing, Parent shall, and shall cause the Surviving Company and each of its respective Subsidiaries to, (i) to maintain, for a period of not less than six years from the Closing Date, provisions in their respective Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Company Group’s respective former and current officers, directors, employees and agents that are no less favorable to those Persons than the provisions of the Organizational Documents of the applicable member of the Company Group, in each case, as of the date hereof, and (ii) not to amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by any applicable Law.

(b)            Prior to the Effective Time, the Company shall purchase an endorsement (the “D&O Tail Policy”) for the Company Group’s directors and officers, which shall provide such directors and officers with coverage for six years following the Effective Time with terms not materially less favorable to the insured persons than the terms of, the directors’ and officers’ liability insurance coverage currently maintained by the Company. From and after the Closing, Parent shall (and shall cause the Surviving Company and its other Subsidiaries or Affiliates, as applicable, to) continue to honor the obligations under any such D&O Tail Policy procured pursuant to this Section 7.5, and shall not cancel (or permit to be canceled) or take (or cause to be taken) any action or omission that would reasonably be expected to result in the cancellation thereof.

(c)            If Parent, the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 7.5.

(d)            The provisions of this Section 7.5 shall survive the consummation of the Merger and the Closing and are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party and his or her successors, heirs and Representatives, each of which are third party beneficiaries of this Section 7.5, and shall be binding on all successors and assigns of Parent and the Surviving Company.

7.6            Tax Matters.

(a)            All transfer, documentary, sales, use, stamp, registration, and other similar Taxes (collectively, “Transfer Taxes”) applicable to, imposed upon or arising out of the Transactions shall be split equally between Parent and the Company. Parent shall, at its own expense, timely file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, fee and charges, and, if required by Laws, the parties will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.

(b)            Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company Group which are filed after the Closing Date for any Pre-Closing Tax Period. To the extent that any such Tax Return could be reasonably expected to affect amounts to be received under this Agreement by the Major Company Stockholders, such Tax Returns shall be filed in a manner consistent with past practice and this Agreement. Parent shall submit each such Tax Return, no later than thirty days prior to filing the relevant Tax Return, to the Major Company Stockholders for their review and comment. The Major Company Stockholders shall deliver to Parent their comments, if any, relating to such Tax Return in writing and Parent shall make any revisions as are reasonably requested by the Major Company Stockholders, to the extent that such requested revisions are otherwise consistent with this Section 7.6(b) and are supported by at least a “more likely than not” level of comfort; provided, however, the Major Company Stockholders shall jointly provide such comments or requested revisions.

(c)            Parent and its Affiliates (including on or after the Closing Date, the Company Group) shall not (i) file (except as set forth in Section 7.6(b)) or amend a Tax Return of the Company Group for a Pre-Closing Tax Period, (ii) extend or waive the applicable statute of limitations with respect to a Tax of the Company Group for a Pre-Closing Tax Period, (iii) file any ruling or request with any Governmental Authority that relates to Taxes or Tax Returns of the Company Group for a Pre-Closing Tax Period (iv) enter into any voluntary disclosure with any Governmental Authority regarding any Tax or Tax Returns of the Company Group for a Pre-Closing Tax Period, or (v) make any Tax election with respect to the Company Group that relates to, or is retroactive to, a Pre-Closing Tax Period, in each case, without the prior written consent of the Major Company Stockholders (such consent not to be unreasonably withheld, conditioned or delayed) to the extent any such action could be reasonably expected to affect amounts to be received under this Agreement; provided that, for the avoidance of doubt, it that it shall be unreasonable to withhold, condition or delay any such consent with respect to any action specified in this Section 7.6(c) that is required by applicable Law.

(d)            Parent, Merger Sub, the Company Group and Major Company Stockholders will cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of any of the requesting party’s Tax Returns and any Action with respect to Taxes or Tax Returns of any member of the Company Group. Such cooperation will include the retention and (upon the other party’s request and at the requesting party’s expense) the provision of records and information that are reasonably relevant to any such Tax Return or Action and making employees available on a mutually convenient basis with reasonable notice during normal business hours to provide additional information and explanation of any material provided hereunder.

(e)            Notwithstanding anything to the contrary in this Agreement and except for agreements between members of the Company Group, all Tax allocation, Tax sharing or similar agreements (other than such agreements entered into in the ordinary course of business, the primary purpose of which is not the allocation or payment of Taxes) of or involving any member of the Company Group shall terminate on the Closing Date without any further liability of any member of the Company Group and shall no longer be of any force or effect with respect to such member of the Company Group following such termination.

(f)            Parent and its Affiliates (including on or after the Closing Date, the Company Group), shall not make an election under Section 338 with respect to the Company or a member of the Company Group without written consent of the Major Company Stockholders.

(g)            For all purposes of this Agreement, including the determination of the Tax Liability Amount and Pre-Closing Tax Assets, (i) the portion of any Tax for a Straddle Period that is allocable to the Pre-Closing Tax Period will be: (a) in the case of any real property Taxes, personal property Taxes and similar ad valorem Taxes, deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, (b) in the case of all other Taxes, determined as though the taxable year of the Company Group terminated at the close of business on the Closing Date (and for such purpose, the taxable period of any partnership, other pass-through entity or controlled foreign corporation with respect to which a member of the Company Group directly or indirectly holds a beneficial interest shall also be deemed to terminate at such time), and (ii) the Transaction Tax Deductions shall be, to the extent permitted by Law at a “more likely than not” or higher level of comfort, treated or included as deductions in a Pre-Closing Tax Period.

(h)            Parent shall pay to the Major Company Stockholders, in accordance with their Pro Rata Shares, an aggregate amount equal to any Transaction Tax Benefits (as defined below) of any member of the Company Group actually realized with respect to any taxable year that is a Post-Closing Tax Period ending on or before December 31, 2028, including the taxable year of Parent that includes the Closing Date, (each such taxable period, a “Tax Benefit Period”). Such payments shall be made no later than 45 days after filing the applicable final Tax Return (taking into account extensions) on which such Transaction Tax Benefit is realized; provided, however, the total payments under this Section 7.6(h) shall not exceed the Transaction Tax Benefit Cap. Parent shall provide a reasonably detailed statement setting forth the calculation of the Transaction Tax Benefit for any such Tax Benefit Period within 30 days after filing the applicable final Tax Return for the taxable year (taking into account extensions) (the “Tax Benefit Statement”), regardless of whether any amounts were payable on account of a Transaction Tax Benefit with respect to such taxable period; provided, however, that, notwithstanding anything to the contrary in this agreement, in no event shall Parent be required to share or otherwise disclose its Tax Returns to the Major Company Stockholders or their Affiliates or advisors. Any information provided pursuant to this Section 7.6(h) shall be strictly confidential and may not be used by the Major Company Stockholders, their Affiliates or any of their advisors for any purpose other than the determination of any amounts payable under this Section 7.6(h). To the extent that the Major Company Stockholders reasonably dispute the determination of the Transaction Tax Benefit set forth on any such Tax Benefit Statement, Parent and the Major Company Stockholders shall endeavor in good faith to resolve such dispute; provided that if Parent and the Major Company Stockholders cannot resolve such dispute within 30 days, the dispute shall be submitted to the Accounting Firm for resolution in accordance with the procedures set forth in Section 2.6(e) (to the extent applicable). For purposes of this Section 7.6(h), a “Transaction Tax Benefit” is any reduction in Parent’s and its combined, unitary or consolidated Tax group’s (the “Parent Tax Group”) cumulative liability for U.S. federal and state income Taxes with respect to such taxable year resulting directly from the deduction of any Pre-Closing Tax Asset (including any net operating loss carryforwards with respect thereto), determined with respect to any Tax Benefit Period on a “with and without basis” by comparing (i) the actual liability for U.S. federal and state income Taxes of Parent and any Parent Tax Group using the same methods, elections, conventions and similar practices used on the relevant Tax Return but excluding any deduction attributable to any net operating losses generated by Parent and any such Parent Tax Group after the Closing Date and (ii) the hypothetical liability for U.S. federal and state income Taxes of Parent and any Parent Tax Group using the same methods, elections, conventions and similar practices used on the relevant Tax Return, but calculated without taking into account (a) any net operating losses generated by Parent and any Parent Tax Group after the Closing Date and (b) the use of any Pre-Closing Tax Assets. For the avoidance of doubt, such actual and hypothetical liabilities for Taxes shall be determined in accordance with the Code and the Treasury Regulations thereunder, and shall not double-count Pre-Closing Tax Assets for which a payment has already been made pursuant to this Section 7.6(h). All reasonable costs and expenses incurred solely in connection with determining the Transaction Tax Benefit and making any payment specified in this Section 7.6(h) shall be borne by the Major Company Stockholders in accordance with their Pro Rata Shares, and the Transaction Tax Benefit payable to the Major Company Stockholders may, at Parent’s election, be reduced by any such cost and expenses. No Major Company Stockholder shall be required under any circumstances to make a payment or return a payment to Parent in respect of any portion of any Transaction Tax Benefit previously paid by Parent to such Major Company Stockholder.

7.7            R&W Policy. On or after the date hereof, Parent may bind an insurance policy with respect to the representations and warranties of the Company, RedBird and/or Ardent Leisure in this Agreement (the “R&W Policy”). Parent acknowledges and agrees that Parent shall be responsible for all fees, expenses, premiums, Taxes, commissions and other costs related to the R&W Policy. The Company shall reasonably cooperate with Parent, at Parent’s request, in connection with the R&W Policy, including using reasonable best efforts to furnish information reasonably necessary for Parent to obtain the R&W Policy and to address and remove any conditional exclusions under the R&W Policy. Notwithstanding the foregoing, Parent acknowledges and agrees that receipt of such R&W Policy is not a condition to the obligations of Parent with respect to the closing of the Transactions.

7.8            Support of Transactions. Without limiting any other covenant contained in this ARTICLE 7, including the obligations of the Company and Parent with respect to the notifications, filings, reaffirmations and applications described in Section 7.9, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 7.8, Parent and the Company shall each, and shall each cause their respective Subsidiaries to, use reasonable best efforts to: (a) assemble, prepare and file any notices, applications, documents or information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as reasonably practicable all Consents or Permits required to be obtained in connection with the Transactions; (b) obtain all Consents and approvals of third parties that any of Parent or the Company are required to obtain in connection with the Transactions, including any required Consents and approvals under any Permits or of parties to material Contracts with the Company Group (it being understood and agreed that it is not a condition to Closing under this Agreement that any such third party consents or approvals be obtained); and (c) take such other action (including, to the extent reasonably requested by such party’s licensing attorneys, to consider in good faith the other party’s request for, and if reasonable to provide, a waiver of conflicts in order to allow the other party to use such licensing attorneys in connection with obtaining any required Consents and approvals under any Permits) as may reasonably be necessary to satisfy the conditions of ARTICLE 9 or ARTICLE 10, as applicable, or otherwise to comply with this Agreement and to consummate the Transactions as promptly as reasonably practicable. Notwithstanding the foregoing, in no event shall Parent, Merger Sub or the Company Group be obligated to bear any material expense or pay any material fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which Parent, Merger Sub or any member of the Company Group is a party.

7.9            Governmental Approvals.

(a)            Each party shall use its reasonable best efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Authority with respect to the Transactions, including the Merger, and to submit promptly any additional information requested by any such Governmental Authority. Without limiting the generality of the foregoing, each party to this Agreement shall make all filings under the HSR Act as promptly as reasonably practical, and with respect to filings under the HSR Act no later than 10 Business Days following the date of this Agreement, and give all notices (if any) required to be made and given by such party in connection with the Transactions, including the Merger. Except where prohibited by applicable Laws or any Governmental Authority, and subject to the confidentiality provisions of the Confidentiality Agreement, Parent and the Company each shall promptly supply the other on an outside counsel basis, with any information which may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) this Section 7.9(a).

(b)            Except where prohibited by applicable Laws or any Governmental Authority, and subject to the confidentiality provisions of the Confidentiality Agreement, each party shall on an outside counsel basis: (i) consult and cooperate with the other with respect to any filings, analyses, presentations, memoranda, briefs, arguments, opinions and proposals made by or on behalf of any party hereto in connection with the Merger; (ii) permit the other to review (and consider in good faith the views of the other in connection with) any documents before submitting such documents to any Governmental Authority in connection with the Merger; and (iii) promptly provide the other with copies of all filings, notices and other documents (and a summary of any oral communications) made or submitted with or to any Governmental Authority in connection with the Merger; provided, that each party may reasonably redact any content subject to legal privilege or related to valuation of the Transactions and copies of the HSR filings themselves need not be shared. No party shall participate in any pre-arranged telephonic, in-person, or virtual meeting or substantive communication with any Governmental Authority in connection with this Agreement or the Merger without consulting with the other party in advance and, to the extent not prohibited by such Governmental Authority, giving the other party the opportunity to attend and participate. Parent shall have decision making authority with respect to the appropriate course of action to obtain the expiration or termination of the HSR Act in connection with the transactions contemplated by this Agreement.

(c)           (i) The Company shall not without obtaining the prior written consent of Parent, but (ii) Parent may, without obtaining the prior written consent of the Company, if necessary in its good-faith judgment to obtain the expiration or termination of the waiting period under the HSR Act as promptly as practicable (after consulting in advance with the Company and taking the Company’s views into consideration), (A) withdraw or refile any filing made under the HSR Act or any other Antitrust Laws or (B) agree with any Governmental Authority not to consummate or to delay the consummation of the Transactions. Parent shall be responsible for, and pay, all filing fees in connection with any notices, reports and other documents required to be filed with any Governmental Authority with respect to the Transactions, including the Merger.

(d)           Parent shall, and shall cause its Subsidiaries and Affiliates to promptly take all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to obtain each Consent required to be obtained (pursuant to any applicable Law or Contract, and including the expiration or termination of the waiting period under the HSR Act and the expiration or termination of any applicable waiting periods, or obtaining of Consents or otherwise) as promptly as practicable, by such party in connection with the Transactions, including the Merger. Without limiting the generality of the foregoing, (i) Parent shall and, shall cause its Subsidiaries and Affiliates to, promptly take any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals, and waivers under Antitrust Laws that may be required by any Governmental Authority so as to enable the parties to cause the Closing to occur as soon as practicable and in any event prior to the End Date, including any action that may be necessary, required or advisable in order to obtain clearance under the HSR Act or other applicable Antitrust Laws, to avoid the entry of, or to effect the dissolution of or to vacate or lift, any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that would otherwise have the effect of restraining, preventing or delaying the consummation of the Transactions, including the Merger, or to avoid the commencement of any Action that seeks to prohibit the Transactions, including the Merger, and (ii) if any objections are asserted with respect to the Merger under the HSR Act or other applicable Antitrust Laws or if any Action, whether judicial or administrative, is instituted by any Governmental Authority or any private party challenging any of the Merger as violative of the HSR Act, Clayton Act or other applicable Antitrust Laws, each of Parent and the Company shall cooperate with one another, and Parent shall use its best efforts to: (A) oppose or defend against any action to prevent or enjoin consummation of the Merger; or (B) take such action as necessary to overturn any action by any Governmental Authority or private party to block consummation of the Merger, including by defending any Action brought by any Governmental Authority or private party in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Law or Order (whether temporary, preliminary or permanent) that would restrain, prevent or delay the Transactions, including the Merger, or in order to resolve any such objections or challenge as such Governmental Authority or private party may have to the Transactions, including the Merger, under such Laws so as to permit consummation of the Transactions, including the Merger. Nothing in this Agreement shall require, or be deemed to require, Parent (1) to agree to any limitation on its rights under this Agreement or any of the Transaction Documents or (2) to propose, negotiate, offer to commit or to effect (i) any sale, divestiture, license, hold separate or other disposition of assets or business of Parent or the Company, or their respective Subsidiaries or Affiliates, or (ii) any restrictions on the control or conduct of the Company Group’s or Parent’s other businesses.

(e)            Parent shall not, and shall cause its Subsidiaries to not, acquire or agree to acquire by merging or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Transactions, including the Merger, or (iii) materially delay the consummation of the Transactions, including the Merger.

(f)            Each Major Company Stockholder agrees, on behalf of itself and its controlled Affiliates, to cooperate with Parent and provide any necessary documents and information and any assistance reasonably requested by Parent in connection with any Governmental Approvals required as a result of the Transactions. Without limiting the foregoing, each Major Company Stockholder shall, and shall cause its controlled Affiliates to, use reasonable best efforts to file or cause to be filed, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such Major Company Stockholder or any of its Affiliates with any Governmental Authority with respect to the Transactions and to submit promptly any additional information requested by any such Governmental Authority.

7.10        Parachute Payments. To the extent necessary to avoid the application of Section 280G of the Code, the Company shall (i) prior to the Closing, use commercially reasonable efforts to obtain waivers from each Person who has a right to any payments and/or benefits as a result of or in connection with the Transactions that would be deemed to constitute “parachute payments” (within the meaning of Section 280G of the Code) (such Persons, the “Disqualified Individuals” and such waived amounts, the “Waived 280G Benefits”) so that all remaining payments and benefits applicable to such Disqualified Individual shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code), and (ii) following the execution of the waivers described in clause “(i)”, if any, solicit approval by the applicable holders of Company Stock of the Waived 280G Benefits by a vote that satisfies the requirements of Section 280G(b)(5)(B) of the Code and the regulations thereunder. Prior to the Closing Date, the Company shall deliver to Parent evidence that a vote of the holders of Company Stock was solicited in accordance with the foregoing and whether the requisite number of votes of holders of Company Stock was obtained with respect to the Waived 280G Benefits or that the vote did not pass and the Waived 280G Benefits will not be paid or retained. The Company shall forward to Parent at least five Business Days prior to distribution to the intended recipients, copies of all documents prepared by the Company in connection with this Section 7.10 (including supporting analysis and calculations, form of waiver agreement, equityholder consent and disclosure statement) for Parent’s review and shall reasonably consider all of Parent’s reasonable comments. The parties hereto acknowledge that the Company cannot compel any Disqualified Individual to waive any existing rights under a Contract with any of the members of the Company Group and the Company shall not be deemed in breach of this Section 7.10 with respect to any Disqualified Individual who refuses to waive any such right. In the event that a vote of the Waived 280G Benefits by the holders of Company Stock is not available under Section 280G of the Code, the Company agrees to reasonably cooperate with Parent to take the actions set forth on Schedule 7.10 of the Company Disclosure Schedule.

7.11         Public Announcements; Other Filings.

(a)            From and after the date of this Agreement: (i) except as expressly contemplated by this Agreement, no party hereto shall (and each party hereto shall each direct its respective Representatives to not) issue or make any press release or public statement (which shall include, for the avoidance of doubt, any general communications directed at employees, suppliers, vendors or customers) regarding this Agreement or the Transactions, including the Merger, without the other parties’ prior written consent; and (ii) the parties hereto shall consult with the other party prior to issuing or making, and shall consider in good faith the views of the other parties with respect to, any other press release or public statement; provided, however, that nothing herein will prohibit (A) any party from issuing or causing publication of any such press release or public statement to the extent that such disclosure is required by applicable Law, rule, regulation, order or otherwise of any Governmental Authority, in which case the party making such determination will first attempt to comply with any provisions of this Agreement requiring consent of the other parties, and, in any event, if practicable in the circumstances, use reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of its issuance, or (B) Ardent Leisure from effecting a Change in Recommendation in accordance with the provisions set forth in Section 8.1 without complying with this Section 7.11(a).

(b)           As promptly as practicable after the execution of this Agreement, Parent will file a Current Report on Form 8-K pursuant to the Exchange Act (which has been delivered to the Company for its review and comment prior to the execution of this Agreement) to report the execution of this Agreement.

(c)            Promptly after the execution of this Agreement, Parent and the Company shall also issue a joint press release (which release has been reviewed and approved by the Company and Parent) announcing the execution of this Agreement.

(d)           At a reasonable time prior to the filing, issuance or other submission or public disclosure of any reports to be filed with the Commission by either Parent or Merger Sub, the Company shall be given an opportunity to review and comment upon such filing, issuance or other submission. Parent shall consider and, if reasonably acceptable, incorporate comments from the Company with respect thereto prior to filing, issuance, submission or disclosure thereof.

(e)            Except as expressly permitted or contemplated by this Agreement, the Company shall keep its proprietary information confidential in accordance with its ordinary business practices and consistent with its ordinary course of business.

(f)            Notwithstanding anything to the contrary in this Agreement, the limitations set forth in this Agreement shall not restrict the Major Company Stockholders, or their respective Affiliates, from engaging in customary communications with their respective third party limited partners, members, investors, or prospective investors in customary form, in each case solely to the extent such communications are made on a confidential basis.

7.12        Employee Matters.

(a)            For a period of twelve months following the Closing (or, if earlier, on the date of termination of employment of the relevant Continuing Employee), Parent shall provide, or shall cause to be provided, to each employee of any of the members of the Company Group immediately prior to the Closing who remains employed by the Company Group immediately following the Closing (each a “Continuing Employee”), (i) annual base salary or base wages, and short-term cash incentive compensation opportunities, in each case, that are no less favorable than such annual base salary or base wages and short-term cash incentive compensation opportunities provided to such Continuing Employee immediately prior to the Closing (provided any actions taken in violation or breach of Section 7.2(b) shall not be taken into account), and (ii) employee benefits (other than equity or equity-based compensation, defined benefit pension, deferred compensation, retention, long-term cash incentive compensation, change of control, transaction bonuses or similar arrangements and retiree welfare benefits (the “Excluded Benefits”)) that are substantially comparable in the aggregate to (A) the employee benefits (other than the Excluded Benefits) provided to such Continuing Employee immediately prior to the Closing under the Company Plans set forth on Schedule 3.18(a) of the Company Disclosure Schedule, (B) the employee benefits (other than the Excluded Benefits) offered to similarly situated employees of Parent or its Subsidiaries, or (C) a combination of clauses “(A)” and “(B).” For purposes of eligibility, vesting, and with respect to vacation entitlement and severance, level of benefits (but not benefit accrual under defined benefit plans or for any purpose under any Excluded Benefits) under the employee benefit plans of Parent providing benefits to Continuing Employees after the Closing (the “Parent Plans”), Parent shall credit each Continuing Employee with his or her years of service with any member of the Company Group and any predecessor entities, to the same extent as such Continuing Employee was entitled immediately prior to the Closing to credit for such service under the corresponding Company Plan in which such Continuing Employee participated immediately prior to the Closing; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or compensation.

(b)           Parent shall, or shall cause an applicable Subsidiary to, use commercially reasonable efforts to, (i) for the plan year in which the Closing occurs, cause to be waived under any applicable Parent Plan that is a group health plan any pre-existing condition limitations, actively-at-work requirements, and waiting periods to the extent waived or not applicable under, or previously satisfied by such Continuing Employee under, the corresponding Company Plan in which such Continuing Employee participated immediately prior to the Closing, and (ii) during the plan year in which the Closing occurs, cause the Continuing Employees to be given credit under the applicable Parent Plan that is a group health plan for eligible expenses paid prior to the date on which such Continuing Employees commence participation in such corresponding Parent Plan for purposes of satisfying deductibles, co-insurance and out-of-pocket maximums.

(c)            The Company Group shall, at least one Business Day prior to the Closing Date, cease contributions to, and adopt written resolutions and take other necessary and appropriate action to terminate, the Main Event Entertainment, Inc. 401(k) Plan (the “Company 401(k) Plan”) and to 100% vest all participants under the Company 401(k) Plan, such termination and vesting to be effective no later than the Business Day preceding the Closing Date; provided, however, that such Company 401(k) Plan cessation of contributions, vesting and termination may be made contingent upon the Closing. Such written resolutions shall be in a form reasonably satisfactory to Parent and shall be provided to Parent for review and comment prior to adoption.

(d)           The provisions contained in this Section 7.12 shall not (i) be treated as an establishment, termination, amendment or modification of any Company Plan, Parent Plan, or other benefit or compensation plan, policy, program, agreement or arrangement, (ii) create or confer any rights, remedies or claims upon any employee of the Company Group or any right of employment or engagement or continued employment or engagement or any particular term or condition of employment or engagement for any Continuing Employee or any other Person, (iii) prohibit or limit the ability of Parent or any of its Affiliates (including, following the Closing, any member of the Company Group) to amend, modify or terminate any benefit or compensation plan, program, policy, agreement, arrangement, or contract at any time assumed, established, sponsored or maintained by any of them, except to the extent any such action would be inconsistent with Parent’s obligations under this Section 7.12 (unless such action is otherwise required by Law), or (iv) create any third party rights, benefits or remedies of any nature whatsoever in any employee of any member of the Company Group (or any beneficiaries or dependents thereof) or any other Person that is not a party to this Agreement.

7.13        Parent’s Financing.

(a)            Parent acknowledges and agrees that the Company and its Affiliates have no responsibility for any financing that Parent may raise in connection with the Transactions.

(b)            Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Debt Financing contemplated by the Debt Financing Commitments on the terms and conditions set forth in the Debt Commitment Letter on or prior to the Closing Date, including to (i) maintain in effect and comply with the Debt Financing and the Debt Commitment Letter in accordance with the terms and subject to the conditions thereof, (ii) negotiate and enter into definitive financing agreements (the “Definitive Debt Documents”) with respect to the Debt Financing that are on terms and conditions no less favorable to Parent than those contained in the Debt Financing Commitments (giving effect to any “market flex” provisions in the Fee Letter), so that such agreements are in effect as promptly as practicable but in any event no later than the Closing Date, (iii) satisfy on a timely basis all conditions applicable to Parent contained in the Debt Financing Commitments within their control, including the payment of any commitment, engagement, or placement fees required as a condition to the Debt Financing, (iv) consummate the Debt Financing at or prior to the date that the Closing is required to be effected in accordance with Section 1.3 (Parent acknowledges and agrees that it is not a condition to Closing under this Agreement, nor to the consummation of the Transactions, for Parent to obtain the Debt Financing or any Replacement Financing), (v) enforce its rights under the Debt Commitment Letter and the definitive agreements relating to the Debt Financing, and (vi) otherwise comply with its covenants and other obligations under the Debt Commitment Letter.

(c)            Parent shall provide to the Company copies of all material agreements relating to the Debt Financing and shall keep the Company reasonably informed on a current basis (including by providing drafts of any such material agreements from time to time, including upon request of Company) and in reasonable detail of material developments in respect of the financing process relating thereto. Without limiting the generality of the foregoing, Parent shall provide the Company prompt written notice (i) of any expiration or termination of, or any breach, default, cancellation or violation by any party to the Debt Commitment Letter or definitive agreements related to the Debt Financing of which Parent becomes aware, (ii) of the receipt of (A) any written notice or (B) other communication, in each case from any Financing Source with respect to any (I) actual or potential breach, default, violation, termination or repudiation by any party to the Debt Commitment Letter or definitive agreements related to the Debt Financing of any provision of the Debt Commitment Letter or definitive agreements related to the Debt Financing, (II) material dispute or disagreement between or among any parties to the Debt Commitment Letter or definitive agreements related to the Debt Financing with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at the Closing, and (iii) if at any time for any reason Parent believes in good faith that it will not be able to obtain all or any portion of the Debt Financing on the terms and conditions contemplated by the Debt Financing Commitment or definitive agreements related to the Debt Financing. As soon as reasonably practicable, Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause “(i),” “(ii)” or “(iii)” of the immediately preceding sentence.

(d)           Prior to the Closing, Parent shall not, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed, or conditioned), agree to, or permit, any amendment, restatement, amendment and restatement, replacement, supplement, or other modification of, or waiver or consent under, the Debt Commitment Letter or other documentation relating to the Debt Financing which would (i) reasonably be expected to adversely affect Parent’s ability to timely consummate the Transactions, (ii) reduce the aggregate amount of the Debt Financing, (iii) impose new or additional conditions or expand upon (or amend or modify in any manner adverse to the interests of the Company) the conditions precedent to the Debt Financing as set forth in the Debt Commitment Letter, (iv) adversely affect the ability of Parent to enforce its rights against the other parties to the Debt Financing Commitments, the Fee Letter or any Definitive Debt Document, or (v) reasonably be expected to prevent, delay, impeded or impair the Closing provided, that the Debt Commitment Letter may be amended to join additional lead arrangers and initial lenders in accordance with the terms thereof without the prior written consent of the Company. For purposes of this Section 7.13, the definitions of “Debt Commitment Letter,” “Debt Financing Commitments,” and “Debt Financing,” shall include the Debt Financing Commitments or documents related thereto as permitted to be amended, restated, amended and restated, replaced, supplemented, modified, waived or consented to by this Section 7.13(d). Parent shall promptly deliver to the Company copies of any such amendment, restatement, amendment and restatement, replacement, supplement, modification, waiver or consent. Further, for the avoidance of doubt, if the Debt Financing (or any Replacement Financing) has not been obtained, Parent shall continue to be obligated to consummate the Transactions subject only to the satisfaction or waiver of the conditions set forth in ARTICLE 9.

(e)            If, notwithstanding the use of reasonable best efforts by Parent to satisfy its obligations under Sections 7.13(b), (c) and (d), any of the Debt Financing or the Debt Financing Commitments (or any definitive financing agreement relating thereto) expire or are terminated or become unavailable prior to the Closing, in whole or in part, for any reason, Parent shall (i) promptly notify the Company of such expiration, termination, or unavailability, and (ii) use its reasonable best efforts promptly to arrange for alternative financing (“Replacement Financing”) (which, together with cash on hand and other Debt Financing available to Parent, shall be sufficient to pay the Required Amount from other sources and shall not, without the prior consent of the Company, (A) include any conditions to such Replacement Financing that, on the whole, are materially more onerous than or in addition to the conditions set forth in the Debt Commitment Letter in effect on the date hereof or (B) otherwise be on terms and conditions that, on the whole, are materially less favorable than the terms and conditions of the Debt Commitment Letter in effect on the date hereof) to replace the financing contemplated by such expired, terminated, or unavailable commitments or arrangements. Parent shall deliver to the Company true, correct and complete copies of all Contracts or other arrangements pursuant to which any alternative source shall have committed to provide any portion of the Replacement Financing (provided, that any fee letters in connection therewith may be redacted in a manner consistent with the Fee Letter provided as of the date hereof). In the event that Replacement Financing is obtained in accordance with this Section 7.13(e), the definitions of “Debt Commitment Letter,” “Debt Financing Commitments,” and “Debt Financing,” shall include the commitments in respect of the Replacement Financing or the documents related thereto, as applicable. Notwithstanding the foregoing, compliance by Parent with the provisions of this Section 7.13(e) shall not relieve Parent of their obligation to consummate the Transactions whether or not the Debt Financing is available.

(f)            Parent shall replace, cash collateralize and/or otherwise “backstop” each letter of credit listed on Schedule 7.13(f) hereto (including, if applicable, by providing for the “deemed issuance” of the relevant letters of credit under the Debt Financing) at or prior to the Closing to the extent required to release the Liens securing the obligations of the Company and/or its applicable subsidiaries under the Existing Credit Agreement.

7.14        Company’s Obligations in Respect of Parent’s Financing and Financial Statements.

(a)            Subject to Section 7.14(b) and at Parent’s sole cost and expense as provided in Section 7.14(d), prior to the Closing, the Company shall provide cooperation that is reasonably requested by Parent with Parent in a manner that is customary in connection with arranging, obtaining and syndicating the Debt Financing, including the following:

(i)            delivering to Parent the Required Information and using reasonable best efforts to cause the management of the Company and the Company Group to participate in a reasonable number of requested meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing, in each case with reasonably appropriate seniority and expertise and upon reasonable advance notice and at mutually agreeable dates, times and locations (including direct contact between members of senior management of the Company, on the one hand, and of the Financing Sources and prospective lenders, investors and purchasers, on the other hand);

(ii)            assisting with the preparation of appropriate and customary materials for a rating agency presentation, a bank information memorandum, and a lender presentation and similar documents required in connection with the Debt Financing;

(iii)          using reasonable best efforts to facilitate the pledging of collateral; provided, that no pledge shall be effective until at or after the Closing;

(iv)          assisting in the preparation of, and executing and delivering, definitive financial documents, including guarantee and collateral documents and customary closing certificates and other customary documents as Parent may reasonably request;

(v)           furnishing Parent and the Financing Sources prior to the Closing Date with all documentation and other information required by a Governmental Authority with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations that is reasonably requested by Parent at least 10 Business Days prior to the Closing Date;

(vi)          cooperating with Parent to take such corporate or other organizational action, subject to the occurrence of the Closing, as Parent may reasonably request to permit the consummation of the Debt Financing;

(vii)         [Reserved]; and

(viii)        delivering to Parent, payoff letters (the “Payoff Letters”) from the administrative agent and/or collateral agent and/or lenders under the Existing Credit Agreement which letters set forth (a) the total amount required to be paid at the Effective Time to satisfy in full the repayment of all of the Indebtedness outstanding under the Existing Credit Agreement, as applicable, and, if any, all prepayment penalties, premiums and breakage costs that become payable upon such repayments (the “Payoff Amount”), (b) such lenders’ obligation to release all Liens and other security securing the Indebtedness under the Existing Credit Agreement upon receiving the Payoff Amount and (c) wire transfer instructions for paying the Payoff Amount; provided, that Company shall deliver the final Payoff Amount no less than three Business Days prior to the Closing Date.

(b)           Notwithstanding anything in Section 7.14(a) or this Agreement to the contrary, until the Closing occurs, the cooperation requested by Parent pursuant to Section 7.14(a) shall not (i) unreasonably interfere with the ongoing operations of the Company Group, or (ii) require any member of the Company Group to (A) pay any commitment or other similar fee, (B) except for the representations, warranties and covenants of the Company Group contained in this Agreement, have or incur any liability or obligation in connection with the Debt Financing contemplated by the Debt Financing Commitments, including under any agreement or any document related to the Debt Financing, (C) incur obligations under a certificate, document or agreement that is not contingent upon the Closing, (D) take any action that would conflict with, violate or result in a breach of or default under any Organizational Documents of the Company or any of its Affiliates, any Contract, any Transaction Document or any Law, (E) take any action that could subject any director, manager, officer or employee of the Company or any of its Affiliates to any actual or potential personal liability in connection with the Debt Financing, (F) provide access to or disclose information that the Company determines in good faith could jeopardize any attorney client privilege of, or conflict with any confidentiality requirements applicable to, the Company or any of its Affiliates, (G) cause any director or manager of the Company or any of its Affiliates to pass resolutions or consents to approve or authorize the execution of the Debt Financing, (H) reimburse any expenses or provide any indemnities, (I) make any representation, warranty or certification that, in the good faith determination of the Company, is not true or (J) provide any cooperation or information that does not pertain to the Company or the Company’s Subsidiaries.

(c)            From and after the date of this Agreement through the Closing, the Company Group shall, and shall use their commercially reasonable efforts to cause their Affiliates and their and their respective officers, directors, managers, employees, agents and Representatives to, reasonably cooperate with Parent, its Affiliates and their respective agents and Representatives in connection with Parent’s preparation of pro forma financial statements with respect to the Merger to be included in a Current Report on Form 8-K, as required by Rule 3-05 of Regulation S-X under the Securities Act (the “Form 8-K”).

(d)           Without limiting the generality of Section 7.14(c), from the date of this Agreement through the Closing, the Company Group shall, and shall use their commercially reasonable efforts to cause their Affiliates to, cooperate with the independent auditors chosen by the Parent’s auditor (“Parent’s Auditor”) in connection with any audit or review by Parent’s Auditor of any financial statements of the Company Group that the Parent or any of its Affiliates require to comply with the requirements of the Securities Laws. Such cooperation will include (i) reasonable access to the Company Group’s officers, managers, employees, agents and Representatives who were responsible for preparing or maintaining the financial records and work papers and other supporting documents used in the preparation of such financial statements as may be required by Parent’s Auditor to perform an audit or conduct a review (including of the Form 8-K) in accordance with generally accepted auditing standards or to otherwise verify such financial statements, (ii) if required, delivery of one or more customary representation letters from the Company Group to the Parent’s Auditor that are reasonably requested by the Parent to allow such auditors to complete an audit (or review of any financial statements) and to issue an opinion with respect to an audit of those financial statements required pursuant to this Section 7.14(d), (iii) using commercially reasonable efforts to obtain the consent of the independent auditor(s) of the Company Group that conducted any audit of such financial statements to be named as an expert in any Filing or offering memorandum for any equity or debt securities financing of Parent (such financing, a “Replacement Securities Financing”), and (iv) using commercially reasonable efforts to cause the independent auditor(s) of the Company Group that conducted any audit of such financial statements to provide customary “comfort letters” to any underwriter or purchaser in connection with any Replacement Securities Financing.

(e)            For avoidance of doubt, any failure of the Company to fulfill its obligations under Section 7.14(d), including with respect to any Replacement Securities Financing, shall not be deemed a breach of this Agreement or excuse performance of the Parent to consummate the Transactions.

(f)            Parent shall promptly reimburse the Company for all reasonable and documented out-of-pocket cost and expenses incurred by any member of the Company Group in connection with the cooperation contemplated by Section 7.14, including (i) reasonable attorneys’ fees, and (ii) expenses of the Company’s accounting firms engaged to assistance in connection with the Debt Financing; provided, that, so long as a Company Termination Payment or a RedBird Termination Payment is owed to Parent pursuant to Section 11.4 and has not been paid, Parent shall offset against such reimbursements the amounts payable pursuant to Section 11.4. Parent shall indemnify and hold harmless, the Company Group, and their respective Representatives, from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith unless such liabilities or losses arise out of or relate to a Willful and Material Breach of any member of the Company Group.

(g)           Any information provided pursuant to this Section 7.14 shall be subject to the Confidentiality Agreement.

7.15         Termination of the Stockholders’ Agreement. At or prior to the Closing, the Major Company Stockholders and the Company shall cause the current Stockholders’ Agreement to be terminated; provided, that each of Sections 6.7 and 8.2 and Article VIII thereunder shall survive in accordance with their terms set forth therein to the maximum extent permitted under Law.

7.16         Termination of Affiliate Obligations. At or prior to the Closing, except as set forth on Schedule 7.16 of the Company Disclosure Schedule and liabilities relating to any (x) employment relationships and (y) the payment of compensation and benefits in the ordinary course of business consistent with past practice, the Company and the Major Company Stockholders, as applicable, shall cause all liabilities and obligations between any of the Company Group, on the one hand, and a Related Person, on the other hand with respect to the agreements listed on Schedule 3.23 of the Company Disclosure Schedule, to be terminated.

7.17        Resignations. The Company shall use its commercially reasonable efforts to cause to be delivered to Parent on the Closing Date such resignations or removals of members of the board of directors (or similar governing body) and officers of any of the members of the Company Group, as applicable, identified in writing by Parent within five Business Days prior to Closing, such resignations or removals to be effective concurrently with the Closing.

7.18        Exclusivity. During the period from the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 11.1, each Major Company Stockholder and the Company shall not, and shall cause their respective Subsidiaries not to and shall use their respective reasonable best efforts to cause its and their Representatives not to, directly or indirectly, take any action to:

(a)            initiate, solicit, knowingly invite, knowingly encourage, or knowingly facilitate (including by way of furnishing non-public information relating to the Company Group, other than as permitted by and is furnished in compliance with this Section 7.18) the submission of a Company Acquisition Proposal or the making of any inquiries or requests for information with respect to, or the making of, any inquiry regarding any proposal or offer that constitutes, or would reasonably be expected to result in or lead to, any Company Acquisition Proposal or authorize or recommend, any Company Acquisition Proposal;

(b)           engage in, continue to or otherwise participate in any way in negotiations or discussions (or agree to engage in, continue to or otherwise participate in any negotiations or discussions) or furnish or provide access to the business, operations, properties, books and records, personnel or any confidential information or data of the Company Group, to any Person (or such Person’s Representatives) in connection with, or for the purpose of, facilitating or encouraging the making of any Company Acquisition Proposal or in response to a Company Acquisition Proposal or any proposal, offer or inquiry that constitutes or would reasonably be expected to result in or lead a Company Acquisition Proposal;

(c)            (i) approve, endorse or recommend, or propose publicly to approve, endorse or recommend for approval or authorize the entry of, any Company Acquisition Proposal or (ii) approve, endorse or recommend or submit a Company Acquisition Proposal for approval of the stockholders of the Company;

(d)            accept a Company Acquisition Proposal or execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement (other than an Acceptable Confidentiality Agreement executed in accordance with Section 8.1(b)(i)), merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement (i) providing for or relating to any Company Acquisition Proposal or (ii) requiring the Company to abandon, terminate or fail to consummate the Transactions; or

(e)            resolve, propose or agree, or authorize or permit any Representative, to do any of the foregoing;

provided, however, in each case, that nothing in this Section 7.18 shall operate to limit Ardent Leisure’s right to take any action expressly permitted by and taken in compliance with the terms and conditions set forth in Section 8.1.  Following the execution of this Agreement, each Major Company Stockholder and each member of the Company Group shall, and shall cause their respective Subsidiaries to and shall use their respective reasonable best efforts to cause its and their Representatives to (x) immediately cease and cause to be terminated any and all existing solicitations, discussions or negotiations with any Person (or their Representatives) that existed prior to or on the date of this Agreement with respect to any Company Acquisition Proposal (other than with Parent and its Representatives) and (y) immediately terminate all electronic data room access previously granted to any Persons. Each Major Company Stockholder and the Company (acting together) shall promptly (and in any event within 24 hours) notify, in writing, Parent of their receipt of any Company Acquisition Proposal and, any proposal or offer that constitutes, or would reasonably be expected to result in or lead to, any Company Acquisition Proposal, which notice shall include a summary of the material terms and conditions of, and the identity of the Person or group of Persons making, such Company Acquisition Proposal or proposal, offer, or request for information and, with respect to any such proposal or offer, a copy of any written proposal or offer. Each Major Company Stockholder and the Company (acting together) shall promptly (and in any event within 24 hours) keep Parent informed (including by providing a copy of any written amendments or revisions) of any material developments with respect to any such proposal or offer or Company Acquisition Proposal (including any changes or proposed changes thereto). The Company and each Major Company Stockholder agrees that it shall take the necessary steps to promptly inform its respective Representatives involved in the Transactions of the obligations undertaken in this Section 7.18, and the Company agrees it shall promptly request each Person who has heretofore executed a confidentiality agreement in connection with such Person’s consideration of acquiring such party or any material portion thereof to return or destroy all confidential information heretofore furnished to such Person by or on its behalf in accordance with the terms of any Contract entered into between the Company and such Person. Any violation of the foregoing restrictions by any of the Company’s Subsidiaries or by any Representatives of the Company acting on the Company’s behalf or any of its Subsidiaries, shall be deemed to be a breach of this Agreement by the Company. Notwithstanding anything in this Section 7.18 to the contrary, prior to, but not after the receipt of, the Australian Approval, in the event that Ardent Leisure is permitted to take any action set forth in Section 8.1(b) in response to an unsolicited bona fide written Acquisition Proposal that has not been withdrawn and did not result, directly or indirectly from a breach of this Section 7.18 or Section 8.1(a), the provisions of this Section 7.18 shall not restrict either Major Company Stockholder, any member of the Company Group or any of their Representatives from participating in and providing reasonable assistance to Ardent Leisure in connection therewith; provided, any such action, participation or reasonable assistance is in compliance with the provisions of Section 8.1; provided, further, in connection with such participation or assistance, in no event shall any Major Company Stockholder, any member of the Company Group or any of their Representatives knowingly facilitate a breach of Section 8.1 by Ardent Leisure, or take any action (whether or not on Ardent Leisure’s behalf or at Ardent Leisure’s direction) that would not be expressly permitted to be taken by Ardent Leisure in accordance with Section 8.1.

7.19        Certain Notices. Prior to the Effective Time, Parent shall give prompt notice to the Company and the Major Company Stockholders, and the Company and each Major Company Stockholder shall give prompt notice to Parent, of (a) to the extent permitted under applicable Law, any notice or other communication received by such party from any Governmental Authority in connection with this Agreement or the Transactions or from any Person alleging that the Consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such Consent could be material to the Company, the Surviving Company or Parent and (b) any Actions commenced or Threatened against such party which relates to this Agreement or the Transactions.

Article 8
CERTAIN COVENANTS OF Ardent Leisure

8.1            Non-Solicitation; Acquisition Proposals.

(a)           Without limiting the obligations of the Major Company Stockholders and the Company pursuant to Section 7.18, except as expressly permitted by this Section 8.1, from the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 11.1, Ardent Leisure shall not, shall cause its Subsidiaries not to and shall use its reasonable best efforts to cause its and their Representatives not to, directly or indirectly, take any action to:

(i)            initiate, solicit, knowingly invite, knowingly encourage, or knowingly facilitate (including by way of furnishing non-public information relating to the Company Group, other than as expressly permitted by and is furnished in compliance with this Section 8.1) the submission of an Acquisition Proposal or the making of any inquiries, negotiations, discussions or requests for information with respect to, or the making of, any inquiry regarding any proposal or offer that constitutes, or would reasonably be expected to result in or lead to, any Acquisition Proposal or authorize or recommend, any Acquisition Proposal;

(ii)           engage in, continue to or otherwise participate in any way in negotiations or discussions (or agree to engage in, continue to or otherwise participate in any negotiations or discussions) or furnish or provide access to the business, operations, properties, books, records or personnel or any confidential information or data of Ardent Leisure or its Subsidiaries to, any Person (including such Person’s Representatives) in connection with, or for the purpose of, facilitating or encouraging the making of an Acquisition Proposal or in response to an Acquisition Proposal or any proposal, offer, or inquiry that constitutes, or would reasonably be expected to result in or lead to, an Acquisition Proposal (provided, however, that nothing in this clause “(ii)” shall prohibit Ardent Leisure or its Representatives from (A) making presentations to, or responding to inquiries from, brokers, portfolio investors and analysts or disclosing information to ASX pursuant to its obligations under ASX Listing Rule 3.1 or its periodic disclosure obligations under Chapter 4 of the ASX Listing Rules, in each case, in the ordinary course of business and consistent with past practice, so long as such presentations and responses to inquiries or disclosures do not relate to Ardent Leisure initiating, soliciting, knowingly inviting, knowingly encouraging or knowingly facilitating any proposal or offer that that constitutes, or would reasonably be expected to result in or lead to, an Acquisition Proposal, (B) providing information to its auditors, advisors, lenders, customers, contractors and suppliers acting in such capacity and in the ordinary course of business and consistent with past practice, so long as such information does not relate to Ardent Leisure initiating, soliciting, knowingly inviting, knowingly encouraging or knowingly facilitating any proposal or offer that that constitutes, or would reasonably be expected to result in or lead to, an Acquisition Proposal, (C) subject to compliance with Section 8.2(g), providing information required to be provided by Law, including to satisfy Ardent Leisure’s obligations of disclosure under the ASX Listing Rules or to any Governmental Authority or (D) engaging with, continuing to participate in negotiations or discussions with, or providing access to the Ardent Leisure Shareholders (in their capacity as a shareholder) in the ordinary course of business and consistent with past practice, so long as such engagement, negotiations, discussions or access do not relate to Ardent Leisure initiating, soliciting, knowingly inviting, knowingly encouraging or knowingly facilitating any proposal or offer that constitutes, or would reasonably be expected to result in or lead to, an Acquisition Proposal or otherwise violates the other provisions of this Section 8.1(a), including subclause (iii);

(iii)          (A) approve, endorse or recommend, or propose publicly to approve, endorse or recommend for approval or authorize the entry of, any Acquisition Proposal, or (B) approve, endorse or recommend or submit any Acquisition Proposal for approval of the Ardent Leisure Shareholders;

(iv)          accept an Acquisition Proposal or execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement (other than an Acceptable Confidentiality Agreement executed in accordance with Section 8.1(b)(i)), merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement (A) providing for or relating to any Acquisition Proposal or (B) requiring Ardent Leisure and/or the Company to abandon, terminate or fail to consummate the Transactions; or

(v)           resolve, propose or agree, or authorize or permit any Representative, to do any of the foregoing;

provided that it is understood and agreed that any determination or action by the Ardent Leisure board of directors (the “Ardent Leisure Board”), as applicable, made in accordance with Sections 8.1(b), 8.1(c) or 8.1(e) (including, in each case, the making of any disclosure to ASX and Ardent Leisure Shareholders required under Australian Law, subject to compliance with Section 8.2(g)), as applicable, shall not be deemed to be a breach or violation of this Section 8.1(a); provided, however, that neither Ardent Leisure nor the Ardent Leisure Board shall, except as expressly permitted by Sections 8.1(c) or 8.1(e), effect a Change in Recommendation, including in any disclosure document or communication filed or publicly issued or made in conjunction with compliance with such requirements. Immediately following the execution of this Agreement, Ardent Leisure shall, and shall use its reasonable best efforts to cause each of its Subsidiaries to and shall cause and direct its and their Representatives to (x) immediately cease and cause to be terminated any and all existing solicitations, discussions or negotiations with any Person (or their Representatives) that existed prior to or on the date of this Agreement with respect to any Acquisition Proposal (other than with Parent and its Representatives) and (y) immediately terminate all electronic data room access previously granted to any Persons. Ardent Leisure shall promptly (and in any event within 24 hours) notify, in writing, Parent of the receipt of any Acquisition Proposal or proposal, offer or request for information received after the date hereof by Ardent Leisure, the Company Group or any of their Representatives that constitutes, or would reasonably be expected to result in or lead to, any Acquisition Proposal, which notice shall include a summary of the material terms and conditions of, and the identity of the Person or group of Persons making, such Acquisition Proposal or proposal, offer or request for information and, with respect to any such proposal or offer, a copy of any written proposal or offer. Ardent Leisure shall promptly (and in any event within 24 hours) keep Parent informed (including by providing a summary of, or in the case of a Company Acquisition Proposal, a copy of, any written amendments or revisions) of any material developments with respect to any such proposal, offer request for information or Acquisition Proposal (including any changes or proposed changes thereto).

(b)           Notwithstanding anything to the contrary in Section 7.18 or this Section 8.1, this Agreement shall not prevent Ardent Leisure or the Ardent Leisure Board (including their respective Representatives) from:

(i)            prior to obtaining, but not after receipt of, the Australian Approval (A) contacting and engaging in discussions with any Person or group and their respective Representatives who has made (and not withdrawn) an unsolicited bona fide written Acquisition Proposal after the date hereof and that did not result from a breach of Section 8.1(a) or Section 7.18, solely for the purpose of clarifying such Acquisition Proposal and the terms thereof to determine whether such Acquisition Proposal constitutes or would reasonably be expected to lead to or result in a Superior Proposal and (B) negotiating or executing an Acceptable Confidentiality Agreement with any Person and its Representatives who has made (and not withdrawn) an unsolicited bona fide written Acquisition Proposal after the date hereof and that did not result from a breach of Section 8.1(a) or Section 7.18, if the Ardent Leisure Board shall have determined in good faith and, after receiving written advice from its outside legal counsel and outside financial advisor(s), that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to or result in a Superior Proposal (which negotiations or discussions need not be solely for clarification purposes, to the extent they relate to the Acceptable Confidentiality Agreement), provided, that Ardent Leisure shall (x) provide a copy of such executed Acceptable Confidentiality Agreement promptly (and in any event within 24 hours) to Parent and (y) provide to Parent any non-public information or data concerning the Company Group that is provided to any Person given such access which was not previously provided to Parent or its Representatives, prior to or substantially concurrently with the time it is provided to such Person (and in any event within 24 hours).

(ii)            prior to obtaining, but not after receipt of, the Australian Approval, (A) contacting and engaging in any negotiations or discussions with any Person and its Representatives who has made (and not withdrawn) an unsolicited bona fide written Acquisition Proposal after the date hereof that did not result from a breach of Section 8.1(a) or Section 7.18 (which negotiations or discussions need not be solely for clarification purposes) and (B) providing access to Ardent Leisure’s or any of its Subsidiaries’ (including the Company Group’s) personnel, properties, books and records and providing information or data in response to a request therefor by a Person who has made (and not withdrawn) an unsolicited bona fide written Acquisition Proposal after the date hereof and that did not result from a breach of Section 8.1(a) or Section 7.18, in each case, if the Ardent Leisure Board: (I) shall have determined in good faith and, after receiving written advice from its outside legal counsel and outside financial advisor(s), that such Acquisition Proposal constitutes or could reasonably be expected to constitute or result in a Superior Proposal; (II) shall have determined in good faith, after receiving written advice from its outside legal counsel, that the failure to do so constitutes, or could reasonably be likely to be, a breach of its statutory or fiduciary duties under applicable Australian Law; and (III) has received from the Person so requesting such information an executed Acceptable Confidentiality Agreement.

(iii)          prior to, but not after receipt of, obtaining the Australian Approval, making a Change in Recommendation (only to the extent permitted by Section 8.1(c) or 8.1(e)); or

(iv)          resolving, authorizing or agreeing to take any of the foregoing actions, only to the extent such actions would be permitted by the foregoing clauses “(i)” through “(iii).”

(c)            Notwithstanding anything in this Agreement (including this Section 8.1) to the contrary, if, at any time prior to obtaining the Australian Approval, the Ardent Leisure Board determines in good faith, after receiving written advice from its outside financial advisor(s) and outside legal counsel, in response to an unsolicited bona fide written Acquisition Proposal made after the date hereof that did not result from a breach of this Section 8.1 or Section 7.18, that (i) such Acquisition Proposal constitutes a Superior Proposal, and (ii) the failure to make a Change in Recommendation constitutes, or could reasonably be likely to be, a breach of its statutory or fiduciary duties under applicable Australian Law, the Ardent Leisure Board may, prior to obtaining the Australian Approval, make a Change in Recommendation or, subject to the terms hereof, terminate this Agreement and take action in accordance with Section 11.1(j); provided that the Ardent Leisure Board will not be entitled to make a Change in Recommendation unless (A) Ardent Leisure first delivers to Parent a written notice (a “Change in Recommendation Notice”) advising Parent that the Ardent Leisure Board proposes to take such action (specifying the reasons therefor), and including as part of such notice, material terms and conditions of the Superior Proposal that is the basis of the proposed action of the Ardent Leisure Board, the identity of the Person or group of Persons making such Superior Proposal and, where the Superior Proposal relates to a Company Acquisition Proposal, an unredacted copy of such Superior Proposal, including the most current version of any proposed definitive agreement (which version shall be updated on a prompt basis) and any related documents (including financing documents) to the extent provided by the relevant party in connection such Superior Proposal, and (B) at or after 5:00 p.m., New York City time, on the fifth Business Day immediately following the day on which Ardent Leisure delivered the Change in Recommendation Notice (such period from the time the Change in Recommendation Notice is provided until 5:00 p.m. New York City time on the fifth Business Day immediately following the day on which Ardent Leisure delivered the Change in Recommendation Notice (it being understood that each revision in price or financing or other material revision, material amendment, material update or material supplement to the terms and conditions of such Superior Proposal, shall be deemed to constitute a new Superior Proposal and shall require a new notice but with an additional three Business Day (instead of five Business Day) period from the date of such notice) (it being understood that there may be multiple extensions), the “Change in Recommendation Notice Period”), the Ardent Leisure Board reaffirms in good faith (1) after receiving written advice from its outside legal counsel and outside financial advisor(s) that such Acquisition Proposal continues to constitute a Superior Proposal after taking into account the adjustments to the terms and conditions of this Agreement committed to by Parent in a binding written agreement and (2) after receiving written advice from its outside legal counsel, that the failure to make a Change in Recommendation constitutes, or could reasonably be likely to be, a breach of its statutory or fiduciary duties under applicable Australian Law. If requested by Parent, Ardent Leisure will, and will cause its Subsidiaries (including the Company Group) and each of its and their respective executive officers and directors to, and will use its reasonable best efforts to cause its and their other Representatives to, during any Change in Recommendation Notice Period, engage in good faith negotiations with Parent and its Representatives (to the extent Parent requests such negotiations) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal.

(d)           [Reserved.]

(e)            Notwithstanding anything in this Agreement (including this Section 8.1 or Section 8.2(b)) to the contrary, if, at any time prior to obtaining the Australian Approval, the Independent Expert provides a report to Ardent Leisure (including either the Independent Expert’s Report or any update of, or any revision, amendment or supplement to, that report) that concludes that the Transactions, including the Merger, are not in the best interests of Ardent Leisure Shareholders or that they are not fair and reasonable to Ardent Leisure Shareholders (such report, a “Negative Report”), the Ardent Leisure Board may, prior to obtaining the Australian Approval, make a Change in Recommendation; provided, that Ardent Leisure will not be entitled to make, or agree or resolve to make, a Change in Recommendation unless (i) Ardent Leisure delivers to Parent a written notice (an “Negative Report Notice”) advising Parent that (A) the Independent Expert has provided a Negative Report and (B) the Ardent Leisure Board proposes to make a Change in Recommendation as a result thereof, (ii) Ardent Leisure shall, and shall cause it Subsidiaries (including the Company Group) and each of its and their respective executive officers and directors, and shall use its reasonable best efforts to cause its and their other Representatives to, during any Negative Report Notice Period, engage in good faith negotiations with Parent and its Representatives (to the extent Parent requests such negotiations) to make such adjustments to the terms and conditions of this Agreement in response to any such Negative Report Notice, and (iii) at or after 5:00 p.m., New York City time, on the fifth Business Day immediately following the day on which Ardent Leisure delivered the Negative Report Notice (such period from the time the Negative Report Notice is provided until 5:00 p.m. New York City time on the fifth Business Day immediately following the day on which Ardent Leisure delivered the Negative Report Notice (it being understood that each material development with respect to a Negative Report shall require a new notice but with an additional three Business Day (instead of five Business Day) period from the date of such notice) (it being understood that there may be multiple extensions), the “Negative Report Notice Period”), the Ardent Leisure Board reaffirms in good faith (after receiving written advice from its outside legal counsel) that, after taking into account any adjustments to the terms and conditions of this Agreement committed to by Parent in a binding written agreement, the failure to make a Change in Recommendation constitutes, or could reasonably be likely to be, a breach of its statutory or fiduciary duties under applicable Australian Law (which potential breach of its statutory or fiduciary duties under applicable Australian Law includes, for the avoidance of doubt, the Independent Expert not changing or otherwise updating their opinion in the Independent Expert Report to opine that the Transactions are fair and reasonable and in the best interests of the Ardent Leisure Shareholders).

(f)            For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)            “Acceptable Confidentiality Agreement” means a confidentiality agreement that is on terms not less favorable to the counterparty than the Confidentiality Agreement; provided, further, such confidentiality agreement shall not contain any provision requiring the Company or its Subsidiaries to pay or reimburse the counterparty’s expenses and does not contain any provision that would prevent the Company Group, RedBird or Ardent Leisure from complying with its obligation to provide any disclosure to Parent required by Section 7.18 or this Section 8.1.

(ii)            “Acquisition Proposal” means a Company Acquisition Proposal or an Ardent Leisure Acquisition Proposal.

(iii)           “Company Acquisition Proposal” means with respect to the Company Group, any proposal or offer from any Person or “group” (as defined in the Exchange Act) (other than Parent, Merger Sub or their respective Affiliates on the one hand, or the Company or its Affiliates on the other hand) relating to, in a single transaction or series of related transactions, any direct or indirect: (A) acquisition or purchase of a business that constitutes more than 15% of the revenues or assets of the Company Group, taken as a whole; (B) acquisition of more than 15% of the consolidated assets of the Company Group, taken as a whole (based on the fair market value thereof, as determined in good faith by the Ardent Leisure Board, including taking outside financial advice), including through the acquisition of one or more Subsidiaries of the Company; (C) the acquisition of beneficial ownership, or the right to acquire beneficial ownership of, or a Relevant Interest in, more than 15% of the shares of Company Stock, or any securities that are convertible into, any of the foregoing, any takeover bid, members or creditors scheme of arrangement, reverse takeover, shareholder approved acquisition, capital reduction, buy back, sale or purchase of shares that if consummated would result in any Person (other than Parent, Merger Sub or their respective Affiliates on the one hand, or the Company or its Affiliates on the other hand) beneficially owning, or acquiring a Relevant Interest in, more than 15% of the shares of Company Stock, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dual listed company structure (or other synthetic merger), deed of company arrangement, any debt for equity arrangement, recapitalization, refinancing, dissolution or similar transaction involving the Company (or any of its Subsidiaries) that results in the acquisition by such a Person of more than 15% of the revenues or assets of the Company Group, taken as a whole; (D) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 15% or more of the shares of Company Stock, or any securities that are convertible therefor; or (E) any combination of the foregoing.

(iv)          “Ardent Leisure Acquisition Proposal” means with respect to Ardent Leisure, any proposal or offer from any Person or “group” (as defined in the Exchange Act) (other than Parent, Merger Sub or their respective Affiliates on the one hand, or Ardent Leisure or its Affiliates on the other hand) relating to, in a single transaction or series of related transactions, any direct or indirect: (A) acquisition or purchase of a business that constitutes more than 15% of the revenues or assets of Ardent Leisure and its Subsidiaries, taken as a whole; (B) acquisition of more than 15% of the consolidated assets of Ardent Leisure and its Subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Ardent Leisure Board, including taking outside financial advice), including through the acquisition of one or more Subsidiaries of Ardent Leisure; (C) acquisition of beneficial ownership, or the right to acquire beneficial ownership of, or a Relevant Interest in, more than 15% of the Ardent Leisure Shares, or any securities that are convertible into, any of the foregoing, any takeover bid, members or creditors scheme of arrangement, reverse takeover, shareholder approved acquisition, capital reduction, buy back, sale or purchase of shares that if consummated would result in any Person (other than Parent, Merger Sub or their respective Affiliates on the one hand, or Ardent Leisure or its Affiliates on the other hand) beneficially owning, or acquiring a Relevant Interest in, more than 15% of the Ardent Leisure Shares, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dual-listed company structure (or other synthetic merger), deed of company arrangement, any debt for equity arrangement, recapitalization, refinancing, dissolution or similar transaction involving Ardent Leisure (or any of its Subsidiaries) that results in the acquisition by such a Person of more than 15% of the revenues or assets of Ardent Leisure and its Subsidiaries, taken as a whole; (D) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of more than 15% of the Ardent Leisure Shares, or any securities that are convertible therefor; (E) acquiring Control (as determined in accordance with Section 50AA of the Australian Corporations Act) of Ardent Leisure; or (F) any combination of the foregoing. An “Ardent Leisure Acquisition Proposal” shall not include any Company Acquisition Proposal.

(v)           “Superior Proposal” means an unsolicited bona fide written Acquisition Proposal made by a third party, which contemplates, solely to the extent consideration contemplated by such proposal is to be paid in cash (or cash equivalents) in whole or in part, full financing or fully committed financing (but which proposal need not, for the avoidance of doubt, be comprised solely of cash or cash equivalents) after the date hereof and received by any member of the Company Group, any Majority Shareholder or their respective Subsidiaries or their respective Representatives, that did not result from a breach of this Section 8.1 or Section 7.18, and on terms that the Ardent Leisure Board in good faith determines, and in order to satisfy the Ardent Leisure directors’ statutory or fiduciary duties (after having obtained written advice from its outside legal counsel and financial advisor(s)) and which the Ardent Leisure Board considers in good faith is reasonably likely to be consummated in a reasonable timeframe in accordance with its terms and would, if consummated substantially in accordance with its terms, result in a transaction that is more favorable to the shareholders of Ardent Leisure as a whole (solely in their capacity as such) compared to the Transactions contemplated hereby after taking into account all factors and matters deemed relevant in good faith by the Ardent Leisure Board, as applicable, (including, legal, regulatory, financial (including the financing terms of any such proposal), the form of consideration, timing or other aspects of such Acquisition Proposal (including the identity, reputation and financial condition of the third party making such proposal), market conditions, and the timing of and conditions to closing), together with the nature and identity of the proponent of the Acquisition Proposal) and this Agreement and the transactions contemplated hereby (provided that for purposes of the definition of “Superior Proposal”, the references to “15%” in the applicable definition of Company Acquisition Proposal, Ardent Leisure Acquisition Proposal or Acquisition Proposal shall be deemed to be references to “100%” or, in the context of any transaction structured as an asset sale, “all or substantially all”).

(g)           Any violation of this Section 8.1 by Ardent Leisure or its Subsidiaries or by their respective Representatives, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of Ardent Leisure or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by Ardent Leisure.

8.2            Preparation of Explanatory Memorandum; Extraordinary General Meeting; Solicitation of Australian Approval.

(a)            As promptly as practicable following the execution and delivery of this Agreement (and in any event within the earlier to occur of (i) 2 Business Days following the expiration or termination of the waiting period applicable to Parent and the Company with respect to the Merger or any of the other Transactions under the HSR Act, (ii) 2 Business Days after the receipt of any Request for Additional Information and Documentary Material (a “second request”) from the U.S. Department of Justice or the Federal Trade Commission, and (iii) 60 Business Days following the date of this Agreement, Ardent Leisure shall prepare and cause to be filed with the ASX once the Independent Expert’s Report is completed and in accordance with the Timetable a notice of meeting and explanatory memorandum (as amended or supplemented from time to time, the “Explanatory Memorandum”) in connection with solicitation of the Australian Approval in accordance with all applicable Laws. Ardent Leisure shall cause the Explanatory Memorandum and all other documents that it is responsible for filing with the ASX in connection with the transactions contemplated by this Agreement to comply in all material respects with the applicable requirements of the applicable Laws. Each of Ardent Leisure and Parent and the Company shall use reasonable best efforts to furnish all information concerning it and its Affiliates as may reasonably be requested by Ardent Leisure in connection with the preparation of the Explanatory Memorandum (including any information requested by ASX). No filing of, or amendment or supplement to, the Explanatory Memorandum or response to any comments of the ASX or its staff with respect thereto will be made by Ardent Leisure, without Ardent Leisure, to the extent practicable and lawful before such filing or response is given, providing Parent and its counsel a reasonable opportunity to review and comment on such document or response and considering in good faith feedback from Parent with respect to all reasonable additions, deletions or changes suggested thereto by Parent and its counsel.

(b)            Ardent Leisure shall as promptly as practicable following the execution and delivery of this Agreement appoint the Independent Expert and provide assistance and information reasonably requested by the Independent Expert in connection with the preparation of the Independent Expert’s Report for inclusion in the Explanatory Memorandum (including any update of, or revision, amendment or supplement to, that report) and any other materials to be prepared by the Independent Expert for inclusion in the Explanatory Memorandum (including any update of, or revision, amendment or supplement to it).

(c)            Once the Independent Expert’s Report is completed, as promptly as reasonably practicable, Ardent Leisure shall lodge a draft of the Explanatory Memorandum with ASX for review as required by the ASX Listing Rules.

(d)            In connection with the foregoing, Parent shall (A) provide any assistance or information reasonably requested by Ardent Leisure or by the Independent Expert in connection with the preparation of the Explanatory Memorandum and the Independent Expert’s Report, including to comply with any requirements of ASX under ASX Listing Rules in relation to the Explanatory Memorandum and the Independent Expert’s Report, and (B) confirm in writing to Ardent Leisure that the information in the Explanatory Memorandum provided by Parent does not contain any material statement that is false or misleading in a material respect, including with respect to any material omission from that statement. After the despatch of the Explanatory Memorandum and until the Effective Time, Parent shall promptly provide to Ardent Leisure (i) any additional information that is necessary to ensure that Parent’s information contained in the Explanatory Memorandum does not contain any material statement that is false or misleading in a material respect including with respect to any material omission from that statement; or (ii) any information about any material new circumstance that is not included in the Explanatory Memorandum which would, had it arisen before the despatch of the Explanatory Memorandum, been included in it.

(e)            Ardent Leisure shall use reasonable best efforts to, in each case where applicable in accordance with the Timetable: (i) establish, after consultation with Parent, the record date for an extraordinary general meeting of Ardent Leisure Shareholders called for the purpose of approving the Australian Approval (the “Extraordinary General Meeting”); (ii) duly call, and give notice of, the Extraordinary General Meeting; (iii) cause the Explanatory Memorandum to be disseminated to Ardent Leisure Shareholders in compliance with applicable Australian Law (after the ASX has confirmed that it has no objection to the Explanatory Memorandum or its dispatch to Ardent Leisure Shareholders) (the “Dissemination Date”) and establish, after consultation with Parent, the Dissemination Date; (iv) solicit proxies for the purpose of obtaining the Australian Approval; and (v) following such dissemination, convene and hold the Extraordinary General Meeting in accordance with this Agreement and applicable Australian Law as promptly as reasonably practicable following the satisfaction of the conditions set forth in Section 9.4 and Section 10.3. In the event the Dissemination Date for any reason is not the date established in accordance with Section 8.2(e)(iii), Ardent Leisure shall provide written notice to Parent with the revised Dissemination Date as soon as possible, but, in any event, no later than seven Business Days prior to such revised Dissemination Date. Unless the Ardent Leisure Board shall have changed the recommendation in accordance with Sections 8.1(c) or (e) and this Section 8.2(e), Ardent Leisure shall, through the Ardent Leisure Board, recommend to the Ardent Leisure Shareholders that they vote in favor of the Australian Approval (the “Board Recommendation”) and shall include the Board Recommendation in the Explanatory Memorandum and any public ASX announcement relating to the Transactions. The Ardent Leisure Board shall not (and no committee or subgroup thereof shall) (w) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Board Recommendation, (x) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Acquisition Proposal, (y) publicly declare advisable or publicly propose to enter into any Acquisition Proposal, or (z) if an Acquisition Proposal is publicly announced or otherwise publicly disclosed, fail to reaffirm the Board Recommendation within five Business Days following Parent’s written request to do so (or if an Acquisition Proposal is publicly announced or otherwise publicly disclosed less than five Business Days prior to the date of the Extraordinary General Meeting, fail to reaffirm the Board Recommendation within two Business Days following Parent’s written request to do so); provided, that Parent may only make such request once with respect to any particular Acquisition Proposal, except in the event of any material amendment or material modification thereto (each of the foregoing clauses “(w)” through “(z),” a “Change in Recommendation”) except as may be permitted by, and only in accordance with, Section 8.1(c) in order to terminate this Agreement in accordance with Section 11.1(j) to accept and enter into a binding definitive agreement to consummate a Superior Proposal or Section 8.1(e). Notwithstanding the foregoing provisions of this Section 8.2(e), if on a date for which the Extraordinary General Meeting is scheduled the conditions set forth in Section 9.4 or Section 9.7 (with respect to any Antitrust Law) and Section 10.3 and Section 10.5 (with respect to any Antitrust Law) have not been satisfied, the Ardent Leisure Board may postpone the Extraordinary General Meeting until such conditions have been fulfilled or such earlier date as they determine if they consider that such conditions are reasonably likely to be fulfilled before or shortly following the date of the Extraordinary General Meeting. Unless this Agreement has been terminated in accordance with its terms, Ardent Leisure’s obligation to solicit proxies from Ardent Leisure Shareholders to vote in accordance with the recommendation of the Ardent Leisure Board with respect to the Australian Approval in accordance with this Section 8.2(e) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Change in Recommendation in accordance with Section 8.1(c) or 8.1(e).

(f)            Ardent Leisure shall, as a continuing obligation, provide to ASX all such further or new information which may arise after the Explanatory Memorandum has been dispatched until the date of the Extraordinary General Meeting which is necessary to ensure that the Explanatory Memorandum is not misleading or deceptive in any material respect (whether by omission or otherwise).

(g)            In connection with this Section 8.2, Ardent Leisure shall, to the extent practicable and permitted by applicable Law (i) keep Parent reasonably and promptly informed of, and promptly provide all material information, correspondence, notices or otherwise received from, or sent to, ASX or ASIC (or similar Australian regulator, as applicable) in connection with this Agreement, including but not limited to, the Explanatory Memorandum in connection with solicitation of the Australian Approval in accordance with all applicable Laws, and (ii) consult with and consider in good faith feedback from Parent and have regard to Parent’s recommendations in respect of matters arising out of or in conjunction with the such engagement.

8.3            Ardent Leisure Litigation. Ardent Leisure shall give Parent prompt notice of, and the opportunity to participate in, the defense and settlement of any stockholder litigation brought or Threatened against Ardent Leisure or its directors relating to this Agreement or the Transactions, and shall keep Parent reasonably informed with respect to the status thereof and shall give consideration to Parent’s advice with respect to such litigation; provided, however, Ardent Leisure) shall not have any obligation under this Section 8.3 in the event that the Ardent Leisure Board considers (after receiving written advice of counsel) that giving such notice or providing such opportunity to participate would breach or would be reasonably likely to breach its statutory and fiduciary duties.

8.4            Transfer of Marks. Ardent Leisure shall, or shall cause its Subsidiaries, as applicable, to, as promptly as reasonably practicable after the date hereof, use its reasonable best efforts to ensure that, to the extent not already held by a member of the Company Group, all Marks set forth in Section 3.19(a) of the Company Disclosure Schedule are transferred to a member of the Company Group pursuant to agreements reasonably agreeable to Parent. The provisions of this Section 8.4 shall survive the consummation of the Merger and the Closing.

Article 9
CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to cause the Merger to be effected and to otherwise cause the Transactions to be consummated are subject to the satisfaction (or waiver by Parent if permitted by Law), at or prior to the Closing, of each of the following conditions:

9.1            Accuracy of Representations.

(a)            The representation and warranty set forth in Section 3.8(y) shall have been true and correct in all respects.

(b)            Each of the Company Fundamental Representations in this Agreement shall have been true and correct in all respects on the date hereof and as of the Closing Date as though made on and as of such date (other than such Company Fundamental Representations in this Agreement which by their terms are made as of a specific earlier date, which shall have been true and correct in all respects as of such earlier date), except for any de minimis inaccuracies.

(c)            The representations and warranties set forth in Sections 3.2(b), 3.2(c), 3.2(d), 3.3(a) (other than the first sentence thereof), 3.3(b), 3.4 (other than the last two sentences thereof), and clauses “(i)” and “(ii)” Section 3.5(b) shall have been true and correct in all material respects on the date hereof and as of the Closing Date as though made on and as of such date (other than such representations set forth in Sections 3.2(b), 3.2(c), 3.2(d), 3.3(a) (other than the first sentence thereof), 3.3(b), 3.4 (other than the last two sentences thereof), and clauses “(i)” and “(ii)” Section 3.5(b)  which by their terms are made as of a specific earlier date, which shall have been true and correct in all material respects as of such earlier date).

(d)            Each representation and warranty made by the Company in this Agreement, other than (i) Sections 3.2(b), 3.2(c), 3.2(d), 3.3(a) (other than the first sentence thereof), 3.3(b), 3.4 (other than the last two sentences thereof), clauses “(i)” and “(ii)” Section 3.5(b) and 3.8(y), and (ii) the Company Fundamental Representations, shall have been true and correct in all respects (without giving effect to materiality, Material Adverse Effect and similar qualifications) on the date hereof and as of the Closing Date as though made on and as of such date (other than representations and warranties which by their terms are made as of a specific earlier date, which shall have been true and correct in all respects (without giving effect to materiality, Material Adverse Effect and similar qualifications) as of such earlier date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)            Each representation and warranty made by Ardent Leisure shall have been true and correct in all respects on the date hereof and as of the Closing Date as though made on and as of such date (other than such representations and warranties which by their terms are made as of a specific earlier date, which shall have been true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have an Ardent Leisure Material Adverse Effect.

(f)            Each representation and warranty made by RedBird and the RedBird Obligors shall have been true and correct in all respects on the date hereof and as of the Closing Date as though made on and as of such date (other than such representations and warranties which by their terms are made as of a specific earlier date, which shall have been true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have a RedBird Material Adverse Effect.

9.2            Performance of Covenants by the Company. The Company shall have complied with and performed, in all material respects, the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing under this Agreement.

9.3            Performance of Covenants by the Major Company Stockholders.

(a)            Ardent Leisure shall have complied with and performed, in all material respects, the covenants and obligations that Ardent Leisure is required to comply with or to perform at or prior to the Closing under this Agreement.

(b)            RedBird shall have complied with and performed, in all material respects, the covenants and obligations that RedBird is required to comply with or to perform at or prior to the Closing under this Agreement.

9.4            Governmental Consents. The waiting period (or any extensions thereof or any agreement with a Governmental Authority preventing or delaying consummation of the Transactions) applicable to Parent and the Company with respect to the Merger or any of the other Transactions under the HSR Act shall have expired or been terminated.

9.5            No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect that has not been cured and is continuing.

9.6            Agreements and Documents. Parent shall have received the following agreements, documents and/or certificates, each of which shall be in full force and effect:

(a)            a certificate duly executed on behalf of the Company by an authorized officer of the Company and containing the representation and warranty of the Company that the conditions set forth in Sections 9.1(a), (b), (c) and (d), 9.2 and 9.5 have been duly satisfied with respect to the Company (the “Company Closing Certificate”);

(b)            a certificate duly executed on behalf of Ardent Leisure by an authorized officer of Ardent Leisure and containing the representation and warranty of Ardent Leisure that the conditions set forth in Sections 9.1(e) and 9.3(a) have been duly satisfied with respect to Ardent Leisure (the “Ardent Leisure Closing Certificate”);

(c)            a certificate duly executed on behalf of RedBird and each RedBird Obligor by authorized officers of RedBird and the RedBird Obligors and containing the representation and warranty of RedBird and the RedBird Obligors that the conditions set forth in Sections 9.1(f) and 9.3(b) have been duly satisfied with respect to RedBird and the RedBird Obligors (the “RedBird Closing Certificate”);

(d)            the Certificate of Merger, duly executed by the Company;

(e)            the Consideration Statement and the Merger Consideration Spreadsheet;

(f)            the Escrow Agreement, duly executed by the Major Company Stockholders, and the Escrow Agent; and

(g)            the Payoff Letters, duly executed by the applicable Persons.

9.7            No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing or otherwise impeding the consummation of the Merger or any of the other transactions contemplated hereby shall have been issued by any court of competent jurisdiction or other Governmental Authority in the jurisdictions set forth on Schedule 9.7 of the Company Disclosure Schedule and remain in effect, and there shall not be any applicable Law in the jurisdictions set forth on Schedule 9.7 of the Company Disclosure Schedule enacted or deemed applicable to the Merger or any of the other transactions contemplated hereby that makes consummation of the Merger or any of the other transactions contemplated hereby illegal.

9.8            Australian Approval. The Australian Approval shall have been obtained at the Extraordinary General Meeting by the requisite majority under ASX Listing Rule 11.2.

Article 10
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY

The obligations of the Company to cause the Merger to be effected and to otherwise cause the Transactions to be consummated are subject to the satisfaction (or waiver by the Company if permitted by Law), at or prior to the Closing, of each of the following conditions:

10.1          Accuracy of Representations. Each representation and warranty made by Parent in this Agreement shall have been true and correct in all material respects on the date hereof and as of the Closing Date as though made on and as of such date (other than representations and warranties which by their terms are made as of a specific earlier date, which shall have been true and correct in all material respects as of such earlier date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

10.2         Performance of Covenants by Parent. Parent shall have complied with and performed, in all material respects, the covenants and obligations that Parent is required to comply with or to perform at or prior to the Closing under this Agreement.

10.3          Governmental Consents. The waiting period (or any extensions thereof or any agreement with a Governmental Authority preventing or delaying consummation of the Merger or any of the other Transactions) applicable to Parent and the Company with respect to the Merger or any of the other Transactions under the HSR Act shall have expired or been terminated.

10.4          Australian Approval. The Australian Approval shall have been obtained at the Extraordinary General Meeting by the requisite majority under ASX Listing Rule 11.2.

10.5          No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing or otherwise impeding the consummation of the Merger or any of the other transactions contemplated hereby shall have been issued by any court of competent jurisdiction or other Governmental Authority in the jurisdictions set forth on Schedule 9.7 of the Company Disclosure Schedule and remain in effect, and there shall not be any applicable Law in the jurisdictions set forth on Schedule 9.7 of the Company Disclosure Schedule enacted or deemed applicable to the Merger or any of the other transactions contemplated hereby that makes consummation of the Merger or any of the other transactions contemplated hereby illegal.

10.6          No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect that has not been cured and is continuing.

10.7          Agreements and Documents. The Company shall have received the following agreements, documents and/or certificates, each of which shall be in full force and effect:

(a)            a certificate duly executed on behalf of Parent by an officer of Parent and containing the representation and warranty of Parent that the conditions set forth in Sections 10.1, 10.2 and 10.5 have been satisfied (the “Parent Closing Certificate” and collectively with the Company Closing Certificate, the Ardent Leisure Closing Certificate and the RedBird Closing Certificate, the “Closing Certificates”) which shall be in full force and effect; and

(b)            the Escrow Agreement, duly executed by Parent.

Article 11
TERMINATION

11.1            Termination Events. This Agreement may be terminated prior to the Closing:

(a)            by the mutual written consent of Parent, on the one hand, and the Company, on the other hand;

(b)            by Parent or the Company, if the Closing has not taken place on or before 11:59 p.m. (Dallas, Texas time) on January 6, 2023 (the “End Date”); provided, however, that in the event that, as of the End Date, each of the conditions (other than the conditions set forth in Section 9.4, Section 9.7 (with respect to any Antitrust Law) or Section 9.8 and Section 10.3, Section 10.4 and Section 10.5 (with respect to any Antitrust Law)) set forth in ARTICLE 9 and ARTICLE 10 have been satisfied, or would be satisfied if the Closing were to occur on such date, the End Date shall automatically be extended once for 90 days, in which case the End Date shall be deemed for all purposes to be the revised date;

(c)            by Parent, upon written notice to the Company and RedBird, if (i) any representation or warranty of RedBird or the RedBird Obligors contained in this Agreement shall be inaccurate such that the condition set forth in Section 9.1(f) would not be satisfied, or (ii) any of the covenants of RedBird or the RedBird Obligors contained in this Agreement shall have been breached such that the condition set forth in Section 9.3(b) would not be satisfied; provided, however, that if any inaccuracy or breach is capable of being cured, Parent may not terminate this Agreement under this Section 11.1(c) as a result of such inaccuracy or breach prior to the earlier of (x) expiration of 20 Business Days after Parent notifies RedBird in writing of the existence of such inaccuracy or breach and (y) at least five Business Days prior to the End Date (the “RedBird Cure Period”) (it being understood that Parent may not terminate this Agreement pursuant to this Section 11.1(c) with respect to such inaccuracy or breach if such inaccuracy or breach is cured (to the extent curable) prior to the expiration of the RedBird Cure Period); provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 11.1(c) if Parent is then in material breach of any of its obligations hereunder;

(d)            by Parent or the Company, if (i) a court of competent jurisdiction or other Governmental Authority in the jurisdictions set forth on Schedule 9.7 of the Company Disclosure Schedule shall have issued a final and nonappealable Order, or shall have taken any other action, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, or (ii) there shall be any applicable Law in the jurisdictions set forth on Schedule 9.7 of the Company Disclosure Schedule enacted, promulgated, issued or deemed applicable to the Merger by any Governmental Authority in the jurisdictions set forth on Schedule 9.7 of the Company Disclosure Schedule that would make consummation of the Merger illegal;

(e)            by Parent, upon written notice to the Company, if (i) any representation or warranty of the Company contained in this Agreement shall be inaccurate such that the condition set forth in Section 9.1 would not be satisfied, or (ii) any of the covenants of the Company contained in this Agreement shall have been breached such that the condition set forth in Section 9.2 would not be satisfied; provided, however, that if any inaccuracy or breach is capable of being cured, Parent may not terminate this Agreement under this Section 11.1(e) as a result of such inaccuracy or breach prior to the earlier of (x) expiration of 20 Business Days after Parent notifies the Company in writing of the existence of such inaccuracy or breach and (y) at least five Business Days prior to the End Date (the “Company Cure Period”) (it being understood that Parent may not terminate this Agreement pursuant to this Section 11.1(e) with respect to such inaccuracy or breach if such inaccuracy or breach is cured (to the extent curable) prior to the expiration of the Company Cure Period); provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 11.1(e) if Parent is then in material breach of any of its obligations hereunder;

(f)            by Parent, upon written notice to the Company and Ardent Leisure, if (i) any representation or warranty of Ardent Leisure contained in this Agreement shall be inaccurate such that the condition set forth in Section 9.1(e) would not be satisfied, or (ii) any of the covenants of Ardent Leisure contained in this Agreement shall have been breached such that the conditions set forth in Section 9.3(a) would not be satisfied; provided, however, that if any inaccuracy or breach is capable of being cured, Parent may not terminate this Agreement under this Section 11.1(f) as a result of such inaccuracy or breach prior to the earlier of (x) expiration of 20 Business Days after Parent notifies Ardent Leisure in writing of the existence of such inaccuracy or breach and (y) at least five Business Days prior to the End Date (the “Ardent Leisure Cure Period”) (it being understood that Parent may not terminate this Agreement pursuant to this Section 11.1(f) with respect to such inaccuracy or breach if such inaccuracy or breach is cured (to the extent curable) prior to the expiration of the Ardent Leisure Cure Period); provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 11.1(f) if Parent is then in material breach of any of its obligations hereunder;

(g)            by the Company, upon written notice to Parent, if (i) any of Parent’s representations and warranties contained in this Agreement shall be inaccurate such that the condition set forth in Section 10.1 would not be satisfied, or (ii) if any of Parent’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 10.2 would not be satisfied; provided, however, that if any inaccuracy or breach is capable of being cured, the Company may not terminate this Agreement under this Section 11.1(g) as a result of such inaccuracy or breach prior to the earlier of (x) expiration of 20 Business Days after the Company notifies Parent in writing of the existence of such inaccuracy or breach (y) at least five Business Days prior to the End Date (the “Parent Cure Period”) (it being understood that the Company may not terminate this Agreement pursuant to this Section 11.1(g) with respect to such inaccuracy or breach if such inaccuracy or breach is cured (to the extent curable) prior to the expiration of the Parent Cure Period); provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 11.1(g) if the Company, Ardent Leisure or RedBird is then in material breach of any of its obligations hereunder;

(h)            by Parent upon written notice to the Company and the Major Company Stockholders, prior to the Australian Approval and prior to the Termination Period Date, after the Ardent Leisure Board shall have made a Change in Recommendation;

(i)            by Ardent Leisure, upon written notice to Parent, the Company and RedBird, prior to the Australian Approval, after the Ardent Leisure Board shall have made a Change in Recommendation in accordance with Section 8.1(e);

(j)            Ardent Leisure, upon written notice to Parent, the Company and RedBird, prior to the Australian Approval and after complying with the procedures set forth in Section 8.1(c) in the event the Ardent Leisure Board shall have made a Change in Recommendation under Section 8.1(c), in order to accept and enter into a binding definitive agreement to consummate such Superior Proposal; provided, that as a condition thereto (i) substantially concurrently with such termination, Ardent Leisure shall enter into a binding definitive agreement to consummate a Superior Proposal, and (ii) prior or substantially concurrently with such termination Ardent Leisure and the RedBird Obligors pay, or cause to be paid, the Company Termination Payment or the RedBird Termination Payment, as applicable, in accordance with Section 11.4;

(k)            by Parent, the Company, Ardent Leisure or RedBird, upon written notice to the other parties hereto, if the Extraordinary General Meeting is convened and a vote to obtain the Australian Approval is taken, and the Australian Approval is not obtained at the Extraordinary General Meeting or any adjournment or postponement thereof; and

(l)            by the Company, upon written notice to Parent, if (i) all of the conditions in ARTICLE 9 have been satisfied or waived (other than those that by their terms or nature are to be satisfied at the Closing, each of which at the time that notice of termination is delivered, is capable of being satisfied assuming a Closing would occur at the time that such notice of termination is delivered), (ii) Parent does not effect the Closing within two Business Days following the date of which Closing was supposed to occur and after the Company has irrevocably certified in a written notice to Parent that all conditions set forth in ARTICLE 9 have been satisfied or waived (other than those conditions that by their terms or nature are to be satisfied at Closing, each of which at the time that notice of termination is delivered, is capable of being satisfied assuming a Closing would occur at the time that such notice of termination is delivered) and the Company is ready, willing, and able to, and will, consummate the Transactions, including the Merger and (iii) Parent fails to consummate the Transactions, including the Merger, within two Business Days following the delivery of such notice; provided, that the right to terminate this Agreement under this Section 11.1(l) shall not be available to the Company in the event Parent has notified the Company that Parent shall cause the Closing to occur on or prior to the expiration of such two-Business Day period, and Parent fulfills its obligations hereunder to cause the Closing to occur within such period.

11.2          Termination Procedures. If Parent wishes to terminate this Agreement pursuant to Section 10.1, Parent shall deliver to the Company, Ardent Leisure or RedBird, as applicable, a written notice stating that Parent is terminating this Agreement and setting forth a brief description of the basis on which Parent is terminating this Agreement. If the Company, Ardent Leisure or RedBird, as applicable, wishes to terminate this Agreement pursuant to Section 11.1, the Company, Ardent Leisure or RedBird, as applicable, shall deliver to Parent a written notice stating that such party is terminating this Agreement and setting forth a brief description of the basis on which such party is terminating this Agreement.

11.3          Effect of Termination. Except as set forth in Section 11.4 or Section 11.5, if this Agreement is validly terminated pursuant to Section 11.1, all further obligations and liabilities of the parties under this Agreement shall terminate and shall be null and void; provided, however, that: (a) neither the Company, Ardent Leisure, RedBird, the RedBird Obligors nor Parent shall be relieved of any obligation or liability arising from Actual Fraud with respect to a breach to any representation and warranty in this Agreement, or any Willful and Material Breach by such party of any covenant or obligation contained in this Agreement; and (b) Parent and the Company shall, in all events, remain bound by and continue to be subject to Section 7.11 and the Confidentiality Agreement (until termination of the Confidentiality Agreement in accordance with its terms). Notwithstanding anything herein to the contrary but subject to the terms of Section 7.11(d), the provisions of this Section 11.3 or otherwise set forth herein shall not modify, waive, or diminish the rights of the Company with respect to Actions by the Company under the Confidentiality Agreement pursuant to and in accordance with the terms of the Confidentiality Agreement; provided, further, notwithstanding anything herein to the contrary, the provisions set forth in Section 3 of the Support Agreement with the RedBird Obligors shall continue in full force and effect.

11.4          Company and RedBird Termination Payments.

(a)            In the event that this Agreement is validly terminated by Parent pursuant to Section 11.1(h), or Ardent Leisure pursuant to Section 11.1(i) or Section 11.1(j), the Company shall pay $8,350,000 (the “Company Termination Payment”) and the RedBird Obligors shall, on a several and not joint basis in accordance with their respective Obligor Pro Rata Share, pay $8,350,000 (the “RedBird Termination Payment” and, together with the Company Termination Payment, the “Aggregate Company Termination Payment”) to Parent (or one or more of its designees), in each case, payable by wire transfer of immediately available funds, as promptly as reasonably practicable (and, in any event, within two Business Days following such termination); provided, that, in the event Ardent Leisure terminates pursuant to Section 11.1(j), the Company and the RedBird Obligors shall pay the Aggregate Company Termination Payment substantially concurrently with such termination.

(b)            In the event this Agreement is validly terminated by Parent, the Company, Ardent Leisure or RedBird pursuant to Section 11.1(b) or Section 11.1(k), and (i) at or prior to the Extraordinary General Meeting there shall have (A) been publicly made directly to Ardent Leisure or its stockholders, generally, or (B) otherwise become publicly announced, publicly known or publicly communicated, an offer or proposal for a transaction that would constitute a Company Acquisition Proposal, whether or not conditional, which shall not have been withdrawn on or prior to the Extraordinary General Meeting, and (ii) within 12 months of termination of this Agreement, the Major Company Stockholders (or any of their respective Affiliates) and/or the Company Group enter into a definitive agreement with any Person (other than Parent or its Affiliates) providing for the consummation of a Company Acquisition Proposal or a Company Acquisition Proposal is consummated, which in either case, need not be the same Company Acquisition Proposal that was publicly announced, disclosed or communicated prior to the termination hereof, then the Company shall pay the Company Termination Payment and the RedBird Obligors shall pay the RedBird Termination Payment to Parent, in each case, payable by wire transfer of immediately available funds concurrently with the consummation of such transaction; provided, however, that, for purposes of clause “(ii)” of this Section 11.4(b), the references to “15%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50.1% or more”.

(c)            The parties hereto acknowledge and hereby agree that the Company Termination Payment and RedBird Termination Payment, as applicable, if, as and when required pursuant to this Section 11.4, shall not constitute a penalty but will be liquidated damages in a reasonable amount that will compensate Parent, in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The parties hereto acknowledge and hereby agree that in no event shall the Company or the RedBird Obligors, as applicable, be required to pay their applicable portion of the Aggregate Company Termination Payment on more than one occasion. The parties hereto acknowledge that the agreements contained in this Section 11.4 are an integral part of the Transactions and that, without these agreements, the parties hereto would not enter into this Agreement.

(d)            If the Company or a RedBird Obligor, as the case may be, fails to timely pay or cause to be paid any amount due pursuant to this Section 11.4, and, in order to obtain the payment, Parent commences an Action which results in a final and nonappealable judgment against the Company or such RedBird Obligor, as the case may be, for the payment set forth in this Section 11.4, such paying party shall pay or cause to be paid to Parent its or their reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(e)            The Ardent Leisure Board believes, having taken advice from its outside legal advisers and financial adviser, that the implementation of the Transaction will provide benefits to Ardent Leisure and the Ardent Leisure Shareholders and that it is appropriate for the Company to agree to the payments referred to in this Section 11.4 that it is obligated to make in order to secure Parent’s and Merger Sub’s participation in the Transaction.

(f)            Notwithstanding anything to the contrary in this Agreement, in any circumstance (except as expressly contemplated by the RedBird Support Agreement or in the case of Willful and Material Breach of this Agreement or Actual Fraud) in which this Agreement is terminated and Parent is paid the Aggregate Company Termination Payment pursuant to this Section 11.4, the Aggregate Company Termination Payment, as applicable, shall be the sole and exclusive monetary remedy of Parent, Merger Sub or any of their Affiliates against Ardent Leisure, the Company, RedBird, the RedBird Obligors or any of their Affiliates for any loss or damage suffered in connection with the Transactions or as a result of the failure of the Merger and the other Transactions to be consummated or for a breach (except as expressly contemplated by the RedBird Support Agreement and other than a Willful and Material Breach or Actual Fraud) of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise, and upon payment of such amounts, Ardent Leisure, the Company, RedBird, the RedBird Obligors and their Affiliates shall have no further liability or obligation relating to or arising out of this Agreement or in respect of representations made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise.

(g)            Notwithstanding anything to the contrary in this Agreement, under no circumstances will any Person be entitled to both (x) any monetary damages or losses, including all or any portion of the Aggregate Company Termination Payment and (y) a grant of specific performance or other equitable remedies pursuant to Section 12.12.

11.5          Parent Termination Payments.

(a)            In the event this Agreement is validly terminated by the Company pursuant to Section 11.1(l) and Parent’s failure to effect the Closing is a result of the Financing Sources failure to fund the Debt Financing (or the Replacement Financing) in full and/or the full proceeds of the Debt Financing (or the Replacement Financing) are not available to Parent on the date that the Closing should have occurred, Parent shall pay or cause to be paid to the Company by wire transfer of same-day funds an amount equal to $50,000,000 (the “Financing Termination Payment”) to an account designated in writing by the Company to Parent promptly, but in no event later than two Business Days after such termination (it being understood that in no event shall (x) Parent be required to pay the Financing Termination Payment on more than one occasion and (y) Parent be required to pay both the Financing Termination Payment and the Antitrust Termination Payment).

(b)            In the event this Agreement is validly terminated by the Company or Parent pursuant to Section 11.1(b), and if, as of the time of such termination, (i) each of the conditions set forth in ARTICLE 9 and ARTICLE 10 shall have been satisfied (other than the conditions set forth in Section 9.4, Section 9.7 (due to a temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other Governmental Authority under any Antitrust Laws), Section 10.3 or Section 10.5 (due to a temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other Governmental Authority under any Antitrust Laws)), and (ii) the failure of the relevant conditions set forth in Section 9.4, Section 9.7, Section 10.3 or Section 10.5 to be satisfied did not arise from or relate to any breach by the Company or any of the Major Company Stockholders of any covenant or obligation set forth in this Agreement, Parent shall pay or cause to be paid to the Company by wire transfer of same-day funds an amount equal to $16,700,000 (the “Antitrust Termination Payment”) to an account designated in writing by the Company to Parent promptly, but in no event later than two Business Days after such termination (it being understood that in no event shall (x) Parent be required to pay either the Financing Termination Payment or the Antitrust Termination Payment on more than one occasion and (y) Parent be required to pay both the Financing Termination Payment and the Antitrust Termination Payment). If Parent fails to timely pay or cause to be paid any amount due pursuant to this Section 11.5, and, in order to obtain the payment, the Company commences an Action which results in a final and nonappealable judgment against Parent for the payment set forth in this Section 11.5, such paying party shall pay or cause to be paid to the Company its or their reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(c)            In the event the Financing Termination Payment or Antitrust Termination Payment is paid to the Company pursuant to Section 11.5(a) or Section 11.5(b), then, notwithstanding anything to the contrary in this Agreement, the receipt by the Company of the Financing Termination Payment or the Antitrust Termination Payment shall be the sole and exclusive remedy for any and all losses, liabilities, damages, costs, expenses or obligations of any kind suffered or incurred (except in the case of Willful and Material Breach of this Agreement or Actual Fraud) by any of the Company, its Subsidiaries and the directors, officers, employees, advisors, agents, equityholders, members, Affiliates and Representatives of each of the foregoing (collectively, the “Company Group Members”) and, without limiting Section 12.17, the Financing Sources in connection with this Agreement, the Transactions (and the abandonment or termination thereof) or any matter forming the basis for such termination or the failure of the consummation of the Transactions to occur, and no Company Group Member shall be entitled to bring or maintain any Action against (i) Parent, any of its Affiliates or any of its current, former or future direct or indirect Affiliates, equityholders, partners, managers, members, controlling persons, officers, directors, employees, agents, Representatives, successors or assignees, and (ii) any Financing Source, in each case for any losses, liabilities, damages, costs, expenses or obligations of any kind suffered as a result of any breach (other than a Willful and Material Breach or Actual Fraud) of any representation, warranty, covenant or agreement hereunder or the failure of the Closing to occur.

(d)            The parties acknowledge and agree that: (i) the fees and other provisions of this Section 10.5 are an integral part of the Transactions; (ii) the Financing Termination Payment and the Antitrust Termination Payment shall constitute liquidated damages for any and all losses (including all losses of any of the such Persons for the benefit of the bargain, opportunity cost, loss of premium, time value of money or otherwise, or for any consequential, special, expectancy, indirect or punitive damages) suffered or incurred by any Company Group Member in connection with the matter forming the basis of such termination; and (iii) without these agreements, the parties hereto would not enter into this Agreement.

(e)            Notwithstanding anything to the contrary in this Agreement, under no circumstances will any Person be entitled to both (x) any monetary damages or losses, including all or any portion of the Financing Termination Payment or Antitrust Termination Payment and (y) a grant of specific performance or other equitable remedies pursuant to Section 12.12.

Article 12
GENERAL PROVISIONS

12.1          Non-Survival of Certain Representations, Warranties and Covenants. All representations, warranties, covenants and agreements contained in this Agreement or any Closing Certificate will not survive beyond, and shall expire at, the Closing; provided, that the provisions of this Section 12.1 shall not prevent or limit a cause of action (a) under Section 12.12 to obtain an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof or (b) in the case of Actual Fraud, a claim for breach of any representation or warranty of this Agreement or any Closing Certificate. Notwithstanding the foregoing, unless otherwise indicated, the covenants and agreements set forth in this Agreement which by their terms are required to be performed after the Closing shall survive the Closing until such covenants or agreements have been performed or satisfied.

12.2          Entire Agreement; Amendment. This Agreement, including the Exhibits and Schedules hereto and the other documents referred to herein which form a part hereof, including the Confidentiality Agreement and the Transaction Documents, contain the entire understanding of the parties hereto with respect to the subject matter contained herein and therein. This Agreement supersedes all prior and contemporaneous agreements, arrangements, Contracts, discussions, negotiations, undertakings and understandings (whether written or oral) between the parties with respect to such subject matter (other than the Confidentiality Agreement). This Agreement may be amended, supplemented or changed, and any provision hereof can be waived, only by a written instrument making specific reference to this Agreement executed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought.

12.3          No Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy, and no single or partial exercise of any such power, right, privilege or remedy under this Agreement shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy under this Agreement. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

12.4          Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced or performed by any Law or public policy or due to the determination of a Governmental Authority, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Any such term or provision held invalid, illegal, or incapable of being enforced or performed only in part or degree will remain in full force and effect to the extent not held invalid, illegal, or incapable of being enforced or performed. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced or performed, such term or provision is hereby deemed modified to give effect to the original written intent of the parties to the greatest extent consistent with being valid and enforceable under applicable Law and the determination of a Governmental Authority.

12.5          Expenses and Obligations. Except as expressly otherwise provided in this Agreement or in any other Transaction Document, all costs and expenses incurred by the parties hereto in connection with the Transactions (including all fees, costs and expenses incurred by such party in connection with or by virtue of: (a) the negotiation, preparation and review of this Agreement (including the Exhibits and Schedules hereto) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the Transactions; (b) the preparation and submission of any filing or notice required to be made or given in connection with any of the Transactions, and the obtaining of any Consent required to be obtained in connection with any of such transactions; and (c) the consummation of the Transactions, including the Merger) shall be borne solely and entirely by the party that has incurred such expenses.

12.6          Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by email (with confirmation of transmission) or (c) received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses set forth below (or to such other addresses as a party may designate by notice to the other parties in accordance with this Section 12.6):

If to Parent:

Dave & Buster’s Entertainment, Inc.

1221 S. Beltline Rd, Ste 500

Coppell, TX 75019

Attention: General Counsel

Email: Rob.Edmund@daveandbusters.com

with a copy to (which will not constitute notice to Parent):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Douglas Ryder, P.C.

Email: douglas.ryder@kirkland.com

Kirkland & Ellis LLP

4550 Travis Street

Dallas, TX 75205

Attention: Melissa Kalka

Email: melissa.kalka@kirkland.com

If to the Company:

Main Event Entertainment, Inc.

5445 Legacy Drive, Suite 400

Plano, TX 75024
Attention: Lane DeYoung, Vice President, General Counsel

Email: lane.deyoung@mainevent.com

with a copy to each of (which will not constitute notice to the Company):

Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300

Dallas, Texas 75201
Attention: James R. Griffin

Email: james.griffin@weil.com

If to Ardent Leisure:

Chris Todd

Group General Counsel and Company Secretary

Level 6

83 Mount Street

North Sydney NSW 2060

Australia

Email: chris.todd@ardentleisure.com

with a copy to (which will not constitute notice to Ardent Leisure):

Jose de Sacadura

Group General Manager Finance

Level 6

83 Mount Street

North Sydney NSW 2060

Australia

Email: jose.desacadura@ardentleisure.com

If to RedBird or the RedBird Obligors:

c/o RedBird Capital Partners Management, LLC

3889 Maple Avenue, Suite 600

Dallas, TX 75219

E-mail: alauck@redbirdcap.com; dswift@redbirdcap.com

Attention: Andrew Lauck; Dan Swift

with a copy to (which will not constitute notice to RedBird or the RedBird Obligors):

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

E-mail: mark.lucas@friedfrank.com

Attention: Mark H. Lucas, Esq.

Any of the above addresses may be changed at any time by notice given as provided above; provided, however, that any such notice of change of address shall be effective only upon receipt.

12.7          Counterparts. This Agreement may be executed in two or more counterparts (including by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

12.8          Governing Law; Submission to Jurisdiction; Consent to Service of Process.

(a)            Except as expressly provided in Section 12.8(d) (with respect to the fiduciary and statutory duties of the Ardent Leisure Board that are to be interpreted and governed by the Laws of the Commonwealth and the States and Territories of Australia in force as of the date of this Agreement, and as may be amended from time to time) and Section 12.17, this Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter this Agreement) shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware without giving effect to any laws, rules or provisions of the State of Delaware that would require or permit the application of the laws, rules or provisions of another jurisdiction.

(b)            Except as expressly provided in Section 12.17, in any Action between any of the parties hereto arising out of or relating to this Agreement or any of the Transactions, each of the parties hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such Action, in any state court of Delaware (unless the federal courts have exclusive jurisdiction over the matter, in which case each of the parties hereto irrevocably and unconditionally consents and submits to the jurisdiction of the United States District Court for the District of Delaware); (b) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from such court; and (c) agrees that it will not bring any such Action in any court other than such courts. Notwithstanding the foregoing in this Section 12.18(b), a party may commence any Action or proceeding in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts. Each party hereto further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

(c)            Service of any process, summons, notice or document to any party’s address and in the manner set forth in Section 12.6 shall be effective service of process for any such Action. Each of the parties hereby consents to process being served by any party to this Agreement in any Action by the delivery of a copy thereof in accordance with the provisions of Section 12.6.

(d)            The parties hereto acknowledge and agree that all references to the fiduciary and statutory duties of the Ardent Leisure Board in this Agreement are to the fiduciary and statutory duties under the laws of the Commonwealth and the States and Territories of Australia in force as at the date of this Agreement and as may be amended from time to time. The parties hereto further acknowledge and agree that those duties must be interpreted in accordance with the laws of the Commonwealth and the States and Territories of Australia in force as of the date of this Agreement, and as may be amended from time to time. The parties hereto further agree that no party hereto will seek to give any alternative interpretation or meaning to these duties in any Action submitted to any court or otherwise, including by reference to any laws, rules or practices in the State of Delaware or any other jurisdiction.

12.9            Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES THAT ANY ACTION, DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY RELATED CLAIM IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUCH ACTION OR RELATED CLAIM. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) IT MAKES THIS WAIVER VOLUNTARILY; AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.9.

12.10       Rights Cumulative. The pursuit of an injunction or specific enforcement by any party will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such party may be entitled at any time. Subject to the terms of ARTICLE 11, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy under this Agreement will not preclude the exercise at any time of any other remedy under this Agreement, except to the extent expressly limited hereby.

12.11       Assignment. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors by operation of law and permitted assigns of the parties hereto. No assignment of this Agreement may be made by any party at any time, whether or not by operation of law, without the other parties’ prior written consent. Notwithstanding anything to the contrary contained in this Section 12.11, Parent may pledge its rights hereunder as security to any of its Financing Sources (or any agent or collateral trustee for any such person); provided, that no such assignment shall relieve Parent of any of its obligations hereunder.

12.12       Specific Performance.

(a)            Each of the parties hereto acknowledges and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed or were otherwise breached by Parent, Merger Sub, the Company or Ardent Leisure, as applicable, in accordance with their specific terms and that money damages would be inadequate and the non-breaching party would have no adequate remedy at law. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, without any requirement to post or provide any bond or other security in connection therewith, to prevent breaches of this Agreement by any of Parent, Merger Sub, the Company or Ardent Leisure, as applicable, and to enforce specifically the terms and provisions hereof against Parent, Merger Sub, the Company or Ardent Leisure, as applicable, and appropriate injunctive relief shall be granted in connection therewith, this being in addition to any other rights or remedies to which the parties hereto are entitled at law or in equity. Each of the parties hereto agrees that it shall not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement, and hereby waives (x) any defense that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity, and (y) any requirement under Law to post a bond, undertaking or other security as a prerequisite to obtaining equitable relief.

(b)            Notwithstanding anything in this Agreement to the contrary, it is acknowledged and agreed by the parties that the Company shall be entitled to specific performance of Parent’s obligations to consummate and obtain the necessary funds and cause Parent to consummate the Closing in accordance with this Agreement only in the event that (and only if and for so long as) each of the following conditions has been satisfied: (i) all of the conditions set forth in ARTICLE 9 have been satisfied (other than those conditions which, by their nature or terms, can only be satisfied at the Closing but which conditions are reasonably capable of being satisfied or waived at the Closing) and Parent fails to consummate the Closing by the date the Closing is required to have occurred pursuant to Section 1.3; (ii) the amounts committed to be funded under the Debt Commitment Letter are funded at the Closing (for purposes of this clause (ii), if any amounts committed under the Debt Commitment Letter have been funded into escrow, such amounts will not be considered funded until released from escrow); (iii) the Company has irrevocably confirmed in a written notice delivered to Parent that (A) each of the conditions in clause (i) above is satisfied and (B) if specific performance is granted and the Debt Financing is funded, then the Company stands ready, willing and able to timely consummate the Closing; and (iv) this Agreement has not been validly terminated in accordance with Section 11.1. For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, in no event shall any member of the Company Group or Ardent Leisure be permitted or entitled to receive both (x) a grant of specific performance or other equitable remedies in accordance with the terms and conditions set forth in this Section 12.12 that results in the Closing being consummated and (y) the payment of any money damages or losses, including all or any portion of the Financing Termination Payment or the Antitrust Termination Payment. The parties acknowledge and agree that in the event the Company or Ardent Leisure exercise their right to terminate this Agreement pursuant to Section 11.1, then no member of the Company Group or Ardent Leisure shall thereafter have the right to specific performance, an injunction or other equitable remedy under this Agreement, including pursuant to this Section 12.12.

12.13       Further Assurances. Subject to the terms and conditions contained herein and the other Transaction Documents, each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the Transactions.

12.14       Third-Party Beneficiaries. Except as set forth in Section 7.5 (with respect to the D&O Indemnified Parties), Section 7.6 (with respect to the Major Company Stockholders), Section 7.14(d) (with respect to the Representatives of the Company Group), this Section 12.14 and Sections 11.5, 12.11 and 12.17 (with respect to the Financing Sources), Section 12.15 (with respect to the controlled Affiliates referenced in such section) and Section 12.16 (with respect to Weil and RedBird), nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto any rights or remedies of any nature whatsoever under or by reason of this Agreement. From and after the Closing, all of the Persons identified as third-party beneficiaries in the immediately preceding sentence shall be entitled to enforce such provisions and to avail themselves of the benefits of any remedy for any breach of such provisions, all to the same extent as if such Persons were parties to this Agreement.

12.15            Non-Recourse. Except in the case of Actual Fraud, each party hereto agrees, on behalf of itself and its controlled Affiliates, that, all Actions, legal proceedings, claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under: (a) this Agreement or the other Transaction Documents, (b) the negotiation, execution or performance this Agreement or the other Transaction Documents, or (c) any breach or violation of this Agreement or the other Transaction Documents, in each case, may be made only against (and are those solely of) the Persons that are expressly identified as parties to this Agreement or the other Transaction Documents, as applicable, and, in accordance with, and subject to the terms and conditions of this Agreement and the other Transaction Documents. In furtherance and not in limitation of the foregoing, and notwithstanding anything contained in this Agreement, each party hereto covenants, agrees and acknowledges, on behalf of itself and its respective controlled Affiliates, that, no recourse under this Agreement or any other Transaction Document shall be sought or had against any other Person and no other Person shall have any liabilities or obligations (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related to the items in the immediately preceding clauses “(a)” through “(c)”, it being expressly agreed and acknowledged that no personal liability or losses whatsoever shall attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related to the items in the immediately preceding clauses “(a)” through “(c)”, in each case, except for claims that any party to this Agreement or other Transaction Document may assert against another party hereto or thereto, as applicable, solely in accordance with, and pursuant to the terms and conditions of, this Agreement and the other Transaction Documents. Except as provided in this Section 12.15, in no event shall any Person be liable for the Actual Fraud or Willful and Intentional Breach of any other Person, and a claim for Actual Fraud or Willful and Intentional Breach may only be asserted against the person that committed such Actual Fraud or such Willful and Intentional Breach; provided, however, that (i) each of the Major Company Stockholders shall be severally, and not jointly, responsible, in accordance with their Pro Rata Share, with respect to any damages which are suffered or incurred by Parent due to Actual Fraud with respect to ARTICLE 3, (ii) only Ardent Leisure shall be responsible for any damages which are suffered or incurred by Parent due to Actual Fraud with respect to ARTICLE 4, and (iii) only RedBird and the RedBird Obligors shall be responsible for any damages which are suffered or incurred by Parent due to Actual Fraud with respect to ARTICLE 5; provided, further, that in no event shall (x) Ardent Leisure be responsible for any such damages in excess of the Ardent Leisure Common Stock Consideration and (y) RedBird or the RedBird Obligors be responsible for any such damages in excess of the RedBird Series A Preferred Stock Consideration.

12.16            Legal Representation. Parent, the Company and Ardent Leisure hereby agree, on their own behalf and on behalf of their directors, members, partners, officers, employees and Affiliates, and each of their successors and assigns (all such parties, the “Waiving Parties”), that Weil, Gotshal & Manges LLP (or any successor, “Weil”) may represent the Company or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “Client Group”), in each case, in connection with any Action or obligation arising out of or relating to this Agreement, any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby, notwithstanding its representation (or any continued representation) of the Company and/or any of its Subsidiaries or other Waiving Parties, and each of Parent, the Company and Ardent Leisure on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Parent, the Company and Ardent Leisure acknowledge that the foregoing provision applies whether or not Weil provides legal services to the Company or any of its Subsidiaries after the Closing Date. Each of Parent, the Company and Ardent Leisure, for itself and the Waiving Parties, hereby further irrevocably acknowledges and agrees that all communications, written or oral, between the Company or its Subsidiaries, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any agreements contemplated by this Agreement or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Company notwithstanding the sale of the Company Stock, and instead survive, remain with and are controlled by the Company Stockholders (the “Privileged Communications”), without any waiver thereof. Parent and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Privileged Communications, whether located in the records or email server of the Client Group or otherwise (including in the knowledge of the officers and employees of the Client Group), in any Action against or involving any of the parties after the Closing, and Parent and the Client Group agree not to assert that any privilege has been waived as to the Privileged Communications, whether located in the records or email server of the Client Group or otherwise (including in the knowledge of the officers and employees of the Client Group).

12.17            Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself and its Subsidiaries and each of their controlled Affiliates hereby: (a) agrees that any action, controversy, dispute, claim, suit or proceeding of any kind or description, whether in contract or in tort or otherwise, involving the Financing Sources, arising out of or relating to this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such action, suit or proceeding to the exclusive jurisdiction of such court; (b) agrees that any such action, suit or proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any applicable commitment letter or other applicable definitive document agreement relating to any debt financing; (c) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any action, suit or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way arising out of or relating to this Agreement, any debt financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action, suit or proceeding in any such court; (e) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any action, suit or proceeding brought against the Financing Sources in any way arising out of or relating to the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated thereby or the performance of any services thereunder; (f) agrees that none of the Financing Sources will have any liability to the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (g) (i) waives any claims or rights against any Financing Source relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise, (ii) agrees not to bring or support any suit, action or proceeding against any Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, whether at law or in equity and whether in tort, contract or otherwise, and (iii) agrees to cause any suit, action or proceeding asserted against any Financing Source by or on behalf of the Company, any of its Subsidiaries or each of their controlled Affiliates in connection with this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby to be dismissed or otherwise terminated, (h) agrees that (and each other party hereto agrees that) the Financing Sources are express third party beneficiaries of, and may enforce any of the provisions of this Section 12.17; and (i) agrees that the provisions of this Section 12.17, Sections 11.5(c), 12.11 and 12.14 and the definitions of “Financing Sources” (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) shall not be amended in any way materially adverse to the Financing Sources without the prior written consent of the Financing Sources. Notwithstanding the foregoing, nothing in this Section 12.17 shall in any way limit or modify the rights and obligations of Parent (on behalf of itself, its Affiliates (including, from and after the Closing, the Company and its Subsidiaries) and its Affiliates’ respective officers, directors, equity holders, employees and agents) under this Agreement or any Financing Sources’ obligations to Parent under the Debt Commitment Letter.

12.18            Construction. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(a)            Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(b)            Dollars; Dollar Thresholds. Any reference in this Agreement to “$” or “Dollars” shall mean United States Dollars.

(c)            Exhibits/Schedules.

(i)            The exhibits and schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All exhibits and schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

(ii)            The information disclosed in any numbered or lettered part of the Disclosure Schedules shall be deemed to relate to and to qualify the particular representation or warranty set forth in the corresponding numbered or lettered section or subsection of this Agreement, as well as with respect to Disclosure Schedules related to ARTICLES 3, 4, 5 or 6 (A) any other representation and warranty set forth in this Agreement to the extent such information is cross-referenced in another part of the Disclosure Schedules, or (B) it is reasonably apparent on the face of the disclosure that such information qualifies another representation or warranty in this Agreement. The inclusion of information in the Disclosure Schedules with respect to Disclosure Schedules related to ARTICLES 3, 4, 5 or 6 shall not be construed as, and shall not constitute, an admission to a third-party that a violation, right of termination, default, liability or other obligation of any kind exists with respect to any item, nor shall it be construed as or constitute an admission or agreement that such information is material to any of the Company Group or Parent. In addition, matters reflected in the Disclosure Schedules with respect to Disclosure Schedules related to ARTICLES 3, 4, 5 or 6 are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedules. Such additional matters may be set forth for informational purposes only and do not necessarily include other matters of a similar nature. Neither the specifications of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item with respect to Disclosure Schedules related to ARTICLES 3, 4, 5 or 6 in the Disclosure Schedules is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material.

(d)            Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(e)            Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(f)            Herein. The words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(g)            Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(h)            Negotiation and Drafting. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(i)            Updates. Except as otherwise set forth herein, any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(j)            Or. Where the context so permits, the word “or” means “and/or.”

(k)            Made Available. The phrases “made available” or “provided to”, with respect to disclosures by the Company Group and its Affiliates, shall mean disclosed to Parent before 8:00 p.m. (Dallas, Texas time) on April 5, 2022 in the “Project Velocity” electronic data room available on Intralinks’ electronic platform and established by the Company Group and/or its Affiliates and their Representatives in connection with the Transactions.

12.19            Company Guarantee. To induce Parent to enter into this Agreement, the Company hereby absolutely, irrevocably and unconditionally guarantees (as primary obligor and not merely as a surety) to Parent the performance, observance, and discharge by Ardent Leisure of its payment and reimbursement obligations (the “Guaranteed Obligations”) to Parent arising under this Agreement, including any payment obligations of Ardent Leisure arising as the result of claim for damages due to a Willful and Material Breach of this Agreement by Ardent Leisure. This guaranty is an absolute, irrevocable, unconditional, and continuing guarantee of payment, irrespective of whether any action is brought against Ardent Leisure or any other Person or whether Ardent Leisure or any other Person is joined in any such action or actions. All payments hereunder shall be made in lawful money of the United States, in immediately available funds. The liability of the Company under this Section 12.19 shall, to the fullest extent permitted under applicable Law, be absolute, irrevocable and unconditional.

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EXHIBIT A

DEFINED TERMS

The following terms shall have the following meanings in this Agreement:

“2020 LTIP” means the Main Event Entertainment, Inc. 2020 Long-Term Incentive Plan established by Main Event Entertainment, Inc., effective as of January 21, 2021.

“Acceptable Confidentiality Agreement” has the meaning assigned to such term in Section 8.1(f).

“Accounting Firm” has the meaning assigned to such term in Section 2.6(e).

“Accounting Policies” has the meaning assigned to such term in Section 2.5(a).

“Acquisition Proposal” has the meaning assigned to such term in Section 8.1(f).

“Action” means any action, suit, charge, complaint, claim, proceeding, hearing, arbitration or litigation (whether civil, criminal or administrative), in each case, commenced, brought, conducted or heard by or before any Governmental Authority or arbitrator or mediator, or any audit, inquiry, request or subpoena for documents or information, prosecution or investigation by any Governmental Authority, whether civil, criminal, administrative or otherwise, in law or in equity.

“Active Project Capital Expenditures” means Capital Expenditures made with respect to (i) projects identified as of the date hereof as “Active Projects” on the Capital Expenditure Budget and (ii) any project (including a timetable for such project) identified by the Company following the date of this Agreement that Parent determines, in its sole discretion, should be treated as an “Active Project” (in which case a portion of the budgeted amount with respect to “Open Projects” in the Capital Expenditure Budget shall be allocated to such new project (based on the timetable for such project) as approved by Parent). For the avoidance of doubt, Maintenance Capital Expenditures, Identified Capital Projects and other Capital Expenditures made in the ordinary course of business and not in connection with Active Projects will not be deemed to be Active Project Capital Expenditures.

“Actual Fraud” means a claim for Delaware common law fraud with an intent to deceive brought in respect of a representation and warranty made in this Agreement, the Closing Certificates or made in any other Transaction Documents; provided, that at the time such representation and warranty was made (i) such representation and warranty was materially inaccurate, (ii) the party making such representation and warranty had actual knowledge (and not imputed or constructive knowledge) of, or was willfully blind to, the material inaccuracy of such representation and warranty, (iii) such party had the intent to, or actual knowledge that such misrepresentation would, deceive another party hereto, and (iv) the other party acted in reliance on such inaccurate representation and warranty and suffered monetary loss as a result of such material inaccuracy. For the avoidance of doubt, “Actual Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence or recklessness.

“Adjustment Amount” has the meaning assigned to such term in Section 2.2(b).

“Adjustment Cap” means $20,000,000.

“Adjustment Deficit” has the meaning assigned to such term in Section 2.7(a).

“Adjustment Escrow Account” has the meaning assigned to such term in Section 2.2(b).

“Adjustment Escrow Amount” has the meaning assigned to such term in Section 2.2(b).

“Adjustment Surplus” has the meaning assigned to such term in Section 2.7(c).

“Affiliate” of any Person means any Person which, directly or indirectly, controls or is controlled by that Person, or is under common control with that Person. For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise; provided, however, for purposes of this Agreement, “Affiliates” shall not include any direct or indirect portfolio company or portfolio investment of RedBird and its Affiliates.

“Aggregate Company Termination Payment” has the meaning assigned to such term in Section 11.4(a).

“Agreement” has the meaning assigned to such term in the Preamble.

“Ardent Leisure” has the meaning assigned to such term in the Preamble.

“Ardent Leisure Acquisition Proposal” has the meaning assigned to such term in Section 8.1(f).

“Ardent Leisure Board” has the meaning assigned to such term in Section 8.1(a).

“Ardent Leisure Closing Certificate” has the meaning assigned to such term in Section 9.6(b).

“Ardent Leisure Common Stock Consideration” has the meaning assigned to such term in Section 2.2(b).

“Ardent Leisure Cure Period” has the meaning assigned to such term in Section 11.1(f).

“Ardent Leisure Disclosure Schedule” has the meaning assigned to such term in ARTICLE 4.

“Ardent Leisure Information” means information regarding the Ardent Leisure group prepared by Ardent Leisure for inclusion in the Explanatory Memorandum, which, for the avoidance of doubt, comprises the entirety of the Explanatory Memorandum excluding Parent Information and the Independent Expert’s Report.

“Ardent Leisure Limited” has the meaning assigned to such term in Section 4.3.

“Ardent Leisure LTIP Share” means the portion of the LTIP Payment that Ardent Leisure would otherwise be allocated in connection with the payment to the LTIP Participants due to the vesting of their Awards in connection with the Transactions.

“Ardent Leisure Material Adverse Effect” means an Effect that (considered together with all other Effects) prevents, materially delays or impairs Ardent Leisure’s ability to consummate the Transactions, including the Merger, and to perform its obligations under this Agreement and the other Transaction Documents.

“Ardent Leisure Securities” has the meaning assigned to such term in Section 4.3.

“Ardent Leisure Share” means a fully paid ordinary share in the issued capital of Ardent Leisure.

“Ardent Leisure Shareholder” means a holder of such an Ardent Leisure Share from time to time.

“Antitrust Laws” has the meaning assigned to such term in Section 3.5.

“Antitrust Termination Payment” has the meaning assigned to such term in Section 11.5(b).

“ASX” means ASX Limited (ABN 98 008 624 691) and, where the context requires, the financial market that it operates known as the Australian Securities Exchange.

“ASX Listing Rules” means the listing rules of ASX in force from time to time.

“Australian Approval” has the meaning assigned to such term in Section 4.2.

“Australian Corporations Act” means the Corporations Act 2001 (Commonwealth of Australia).

“Award” means any long-term incentive award granted under the 2020 LTIP.

“Balance Sheet” has the meaning assigned to such term in Section 3.6.

“Balance Sheet Date” means June 30, 2021.

“Board Recommendation” has the meaning assigned to such term in Section 8.2(e).

“Borrower” has the meaning assigned to such term in the definition of “Existing Credit Agreement.”

“Business Day” means any day other than (a) a Saturday, Sunday or federal holiday or (b) a day on which commercial banks in New York, New York are authorized or required to be closed.

“CARES Act” has the meaning assigned to such term in Section 3.7(c).

“Capital Expenditure” means an expenditure capitalized in accordance with GAAP.

“Capital Expenditure Budget” means the budget set forth on Schedule A (as modified pursuant to Section 7.2(c) and as it may be updated from time to time upon mutual consent of the Company and Parent).

“Capital Expenditure Period” means the period beginning on April 1, 2022 and ending immediately prior to the Reference Time.

“Capital Expenditures Excess” means an amount equal to the sum of: (a) (i) all consolidated Capital Expenditures contemplated by the Capital Expenditure Budget to be incurred by the Company Group during the Capital Expenditure Period in connection with Maintenance Capital Expenditures that have been actually incurred and paid by the Company Group to an unaffiliated third party on or prior to the Reference Time minus (ii) 120% of the aggregate amount budgeted with respect to Maintenance Capital Expenditures in the Capital Expenditure Budget for the Capital Expenditure Period (provided that, if the calculation in this clause “(a)” results in a negative number, the amount calculated in this clause “(a)” shall be deemed to be equal to zero); plus (b) (i) all consolidated Capital Expenditures contemplated by the Capital Expenditure Budget to be incurred by the Company Group during the Capital Expenditure Period in connection with Active Project Capital Expenditures that have been actually incurred and paid by the Company Group to an unaffiliated third party on or prior to the Reference Time minus (ii) 120% of the aggregate amount budgeted with respect to Active Project Capital Expenditures in the Capital Expenditure Budget for the Capital Expenditure Period (provided that, if the calculation in this clause “(b)” results in a negative number, the amount calculated in this clause “(b)” shall be deemed to be equal to zero). For illustrative purposes only, if (x) the calculation in clause “(a)” equals $100 and (y) the calculation in clause “(b)” equals $(100), then the amount calculated with respect to clause “(b)” shall be deemed to be equal to zero and the Capital Expenditures Excess shall equal $100. For the avoidance of doubt, in the event that the Reference Time occurs on a day that is not the last day of the applicable month in which the Reference Time (the “Reference Month”) occurs, the amount set forth with respect to the Maintenance Capital Expenditures and Active Project Capital Expenditures deemed to be set forth on the Capital Expenditure Budget with respect to the Reference Month for the purposes of calculating the Capital Expenditures Excess shall be adjusted by multiplying (1) the amount of such Maintenance Capital Expenditures or Active Project Capital Expenditures, as applicable, included in the Capital Expenditure Budget for the Reference Month by (2) the quotient of (A) the day of the Reference Month the Reference Time occurs divided by (B) the number of days in the Reference Month. For illustrative purposes only, if (I) the Reference Time occurs on June 20, 2022, (II) $300 of Maintenance Capital Expenditures are included in the Capital Expenditure Budget for the month of June, 2022 and (III) $600 of Active Project Capital Expenditures are included in the Capital Expenditure Budget for the month of June, 2022, then (A) the Maintenance Capital Expenditures deemed to be included in the Capital Expenditure Budget for the purposes of the calculation of Capital Expenditure Excess for the month of June, 2022 will be deemed to equal $200 and (III) the Active Project Capital Expenditures deemed to be included in the Capital Expenditure Budget for the purposes of the calculation of Capital Expenditure Excess for the month of June, 2022 will be deemed to equal $400.

“Capital Expenditures Shortfall” means an amount equal to the sum of (a) (i) 80% of the aggregate amount budgeted with respect to Maintenance Capital Expenditures in the Capital Expenditure Budget for the Capital Expenditure Period minus (ii) all consolidated Capital Expenditures contemplated by the Capital Expenditure Budget to be incurred by the Company Group during the Capital Expenditure Period in connection with Maintenance Capital Expenditures that have been actually incurred and paid by the Company Group to an unaffiliated third party on or prior to the Reference Time (provided that, if the calculation in this clause “(a)” results in a negative number, the amount calculated in this clause “(a)” shall be deemed to be equal to zero), (b) (i) 80% of the aggregate amount budgeted with respect to Active Project Capital Expenditures in the Capital Expenditure Budget for the Capital Expenditure Period minus (ii) all consolidated Capital Expenditures contemplated by the Capital Expenditure Budget to be incurred by the Company Group during the Capital Expenditure Period in connection with Active Project Capital Expenditures that have been actually incurred and paid by the Company Group to an unaffiliated third party on or prior to the Reference Time (provided that, if the calculation in this clause “(b)” results in a negative number, the amount calculated in this clause “(b)” shall be deemed to be equal to zero), and (c) (i) 90% of the aggregate amount budgeted with respect to Identified Capital Projects in the Capital Expenditure Budget for the Capital Expenditure Period minus (ii) all consolidated Capital Expenditures contemplated by the Capital Expenditure Budget to be incurred by the Company Group during the Capital Expenditure Period in connection with Identified Capital Projects that have been actually incurred and paid by the Company Group to an unaffiliated third party on or prior to the Reference Time (provided that, if the calculation in this clause “(c)” results in a negative number, the amount calculated in this clause “(c)” shall be deemed to be equal to zero). For illustrative purposes only, if (x) the calculation in clause “(a)” equals $100, (y) the calculation in clause “(b)” equals $(100), and (z) the calculation in clause “(c)” equals $50, then the amount calculated with respect to clause “(b)” shall be deemed to be equal to zero and the Capital Expenditures Shortfall shall equal $150. For the avoidance of doubt, in the event that the Reference Time occurs on a day that is not the last day of the Reference Month, the amount set forth with respect to the Maintenance Capital Expenditures, Active Project Capital Expenditures and Capital Expenditures for Identified Capital Projects deemed to be set forth on the Capital Expenditure Budget with respect to the Reference Month for the purposes of calculating the Capital Expenditures Shortfall shall be adjusted by multiplying (1) the amount of such Maintenance Capital Expenditures, Active Project Capital Expenditures or Capital Expenditures for Identified Capital Projects, as applicable, included in the Capital Expenditure Budget for the Reference Month by (2) the quotient of (A) the day of the Reference Month the Reference Time occurs divided by (B) the number of days in the Reference Month. For illustrative purposes only, if (I) the Reference Time occurs on June 20, 2022, (II) $300 of Maintenance Capital Expenditures are included in the Capital Expenditure Budget for the month of June, 2022, (III) $600 of Active Project Capital Expenditures are included in the Capital Expenditure Budget for the month of June, 2022, and (IV) $900 of Capital Expenditures for Identified Capital Projects are included in the Capital Expenditure Budget for the month of June, 2022, then (A) the Maintenance Capital Expenditures deemed to be included in the Capital Expenditure Budget for the purposes of the calculation of Capital Expenditure Shortfall for the month of June, 2022 will be deemed to equal $200, (B) the Active Project Capital Expenditures deemed to be included in the Capital Expenditure Budget for the purposes of the calculation of Capital Expenditure Shortfall for the month of June, 2022 will be deemed to equal $400 and (C) the Capital Expenditures for Identified Capital Projects deemed to be included in the Capital Expenditure Budget for the purposes of the calculation of Capital Expenditure Shortfall for the month of June, 2022 will be deemed to equal $600.

“Capitalization Date” has the meaning assigned to such term in Section 3.2(a).

“Cash” means cash and cash equivalents in accordance with GAAP, and for the avoidance of doubt, including checks received but not cleared and deposits in transit of the Company Group, less (i) any outstanding checks, drafts or wire transfers issued by the Company Group but not yet cleared, (ii) credit card receivables, and (iii) cash on hand at Unit locations. “Cash” shall (a) not include any amounts paid to satisfy or discharge any Company Transaction Expenses or Indebtedness or any cash distributions by the Company, in each case where such amounts are paid during the period beginning at the Reference Time and ending immediately prior to the Closing, (b) not include any Restricted Cash, and (c) in no event exceed an aggregate amount equal to $1,000,000 (the “Cash Threshold”).

“Cash Threshold” has the meaning assigned to such term in the definition of “Cash.”

“Certificate of Merger” has the meaning assigned to such term in Section 1.3.

“Change in Recommendation” has the meaning assigned to such term in Section 8.2(e).

“Change in Recommendation Notice” has the meaning assigned to such term in Section 8.1(c).

“Change in Recommendation Notice Period” has the meaning assigned to such term in Section 8.1(c).

“Client Group” has the meaning assigned to such term in Section 12.16.

“Closing” has the meaning assigned to such term in Section 1.3.

“Closing Ardent Leisure Common Stock Consideration” has the meaning assigned to such term in Section 2.2(b).

“Closing Cash” means Cash of the Company Group as of the Reference Time.

“Closing Certificates” has the meaning assigned to such term in Section 10.7(a).

“Closing Date” has the meaning assigned to such term in Section 1.3.

“Closing Indebtedness” means Indebtedness of the Company Group as of the Reference Time.

“Closing Merger Consideration” has the meaning assigned to such term in Section 2.2(b).

“Closing RedBird Series A Preferred Stock Consideration” has the meaning assigned to such term in Section 2.2(b).

“Closing Series B Preferred Stock Consideration” has the meaning assigned to such term in Section 2.2(b).

“Closing Working Capital” means the Working Capital of the Company Group as of the Reference Time.

“COBRA” has the meaning assigned to such term in Section 3.18(c).

“Code” means the United States Internal Revenue Code of 1986, as amended, and the regulations issued by the IRS pursuant thereto.

“Collective Bargaining Agreement” has the meaning assigned to such term in Section 3.15(a).

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means, collectively, the common shares of the Company, par value $0.001 per share.

“Company” has the meaning assigned to such term in the Preamble.

“Company 401(k) Plan” has the meaning assigned to such term in Section 7.12(c).

“Company Acquisition Proposal” has the meaning assigned to such term in Section 8.1(f).

“Company Board” has the meaning assigned to such term in the Recitals.

“Company Closing Certificate” has the meaning assigned to such term in Section 9.6(a).

“Company Cure Period” has the meaning assigned to such term in Section 11.1(e).

“Company Disclosure Schedule” has the meaning assigned to such term in ARTICLE 3.

“Company Fundamental Representations” means with respect to the Company, the representations and warranties set forth in Sections 3.1(a) (Organization), 3.2(a) (Capitalization of the Company), the first sentence of 3.3(a) (Subsidiaries), the last two sentences of 3.4 (Authority), and 3.22 (Brokers and Finders).

“Company Group” means, collectively, the Company and its Subsidiaries.

“Company Group Members” has the meaning assigned to such term in Section 11.5(c).

“Company IT Assets” has the meaning assigned to such term in Section 3.20(b).

“Company Permits” has the meaning assigned to such term in Section 3.9(c).

“Company Plan” has the meaning assigned to such term in Section 3.18(a).

“Company Stock” means, collectively, the Common Stock and the Preferred Stock.

“Company Stockholders” means, collectively, Ardent Leisure Limited, RedBird and the Series B Preferred Stockholders.

“Company Termination Payment” has the meaning assigned to such term in Section 11.4(a).

“Company Transaction Expenses” means the following fees, costs, expenses, payments, expenditures or liabilities (collectively, “Expenses”), incurred prior to, and unpaid as of, the Closing, by or on behalf of or subject to reimbursement by any member of the Company Group (including reimbursement obligations or obligations imposed on the members of the Company Group by any of their direct or indirect stockholders, including the Major Company Stockholders), in connection with the Transactions, the Company Group’s exploration of strategic alternatives or engagement in the process of selling the Company or any of its Subsidiaries, any other exit strategy considered by the Company or the Company Stockholders: (a) Expenses payable to legal counsel or to any financial advisor, broker, accountant or other Person who performed services for or provided advice to any member of the Company Group, or who is otherwise entitled to any compensation or payment from any member of the Company Group, in connection with any of the foregoing; (b) Expenses incurred by or on behalf of the Company Stockholders or any employee of the Company Group in connection with any of the foregoing that any member of the Company Group is or will be obligated to pay or reimburse pursuant to a Contract; (c) Expenses with respect to any transaction or retention bonuses, change of control payments, severance payments, or other similar payments made to any current or former employee or other service provider of the Company Group as a result of the execution of this Agreement or the consummation of the Transactions (including any payments under the Retention Plan); (d) the employer portion of any payroll, social security, unemployment or similar Taxes imposed on the amounts described in clauses “(a)” through “(c)” and the LTIP Payment, computed as though all such amounts were payable on the Closing Date; (e) 100% of the fees and expenses related to obtaining the D&O Tail Policy; and (f) 50% of the Transfer Taxes; provided, however, “Company Transaction Expenses” shall not include (i) any amounts included in Closing Indebtedness, (ii) Expenses related to any action taken by Parent or any of its Subsidiaries (including the Surviving Company) after the Effective Time and any compensation, fees and expenses under any plans, agreements or arrangements entered into after the Effective Time at the direction of Parent, or (iii) the LTIP Payment (other than the employer portion of certain Taxes as described in clause “(d)” above or otherwise not included in the Merger Consideration Spreadsheet).

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of February 8, 2022, by and between Main Event Entertainment, Inc. and Parent.

“Consent” means any approval, consent, ratification, permission, waiver, order or authorization (including any Permit).

“Consideration Statement” has the meaning assigned to such term in Section 2.5(a).

“Continuing Employee” has the meaning assigned to such term in Section 7.12(a).

“Contract” means any commitment, agreement, note, letter of credit, mortgage, indenture, lease (whether for real or personal property), license, arrangement, contract, subcontract, undertaking or binding obligation of any kind or character (except for purchase orders entered into in the ordinary course of business).

“Copyrights” has the meaning assigned to such term in the definition of “Intellectual Property.”

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variants or mutations thereof (including the Delta, Omicron, Lambda and BA.2 variants) or related health condition or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measure” means any quarantine, “shelter in place,” “stay at home,” face covering, personal protective equipment, social distancing, delay, shut down (including, the shutdown of air cargo routes, shut down of supply chains or certain business activities), closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the World Health Organization and with respect to the United States, the Centers for Disease Control and Prevention, in each case, in connection with or in response to COVID-19, including the CARES Act, Families First Act and any future Law, directive, guidelines or recommendations promulgated by any Governmental Authority.

“COVID-19 Response” means any deviation from the ordinary course of business or any actions, inactions, activities or conduct of the Company Group necessary (as determined by the applicable member of the Company Group in good faith), whether or not in the ordinary course of business, to mitigate, remedy, respond to or otherwise address the effects or impact of COVID-19, including (a) suspending some or all operations of or related to their respective businesses and related activities and (b) complying with any Law (including shelter in place and on-essential business orders by any Governmental Authority), guidance by any Governmental Authority or taking measures to protect the health or safety of any Person.

“D&O Indemnified Party” has the meaning assigned to such term in Section 7.5(a).

“D&O Tail Policy” has the meaning assigned to such term in Section 7.5(b).

“Damages” means any loss, damage, liability, claim, demand, settlement, judgment, award, fine, penalty, fee (including reasonable attorneys’ fees), charge, cost or expense of any nature.

“Data Privacy Practices” has the meaning assigned to such term in Section 3.20(a).

“Debt Commitment Letter” has the meaning assigned to such term in Section 6.7(a).

“Debt Financing” has the meaning assigned to such term in Section 6.7(a).

“Debt Financing Commitments” has the meaning assigned to such term in Section 6.7(a).

“Definitive Debt Documents” has the meaning assigned to such term in Section 7.13(b).

“DGCL” has the meaning assigned to such term in the Recitals.

“Disclosure Schedules” means the Company Disclosure Schedule, the Ardent Leisure Disclosure Schedule, the Parent Disclosure Schedule and the RedBird Disclosure Schedule.

“Dispute Resolution Period” has the meaning assigned to such term in Section 2.6(e).

“Dispute Resolution Procedure” has the meaning assigned to such term in Section 2.6(e).

“Disqualified Individuals” has the meaning assigned to such term in Section 7.10.

“Dissemination Date” has the meaning assigned to such term in Section 8.2(e).

“Dissenting Shares” has the meaning assigned to such term in Section 2.8.

“Effect” has the meaning assigned to such term in the definition of “Material Adverse Effect.”

“Effective Time” has the meaning assigned to such term in Section 1.3.

“Employee” has the meaning assigned to such term in Section 3.16(a).

“End Date” has the meaning assigned to such term in Section 11.1(b).

“Enterprise Value” has the meaning assigned to such term in Section 2.2(b).

“Environmental Laws” means any applicable Law relating to health or safety (regarding Hazardous Substances), pollution or protection of the environment.

“ERISA” has the meaning assigned to such term in Section 3.18(a).

“ERISA Affiliate” means any Person (whether or not incorporated) that, together with any member of the Company Group, is or at any relevant time was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means Citibank N.A., as escrow agent under the Escrow Agreement, or any successor Person appointed in accordance with the terms of the Escrow Agreement.

“Escrow Agreement” means an escrow agreement, substantially in the form attached hereto as Exhibit B, by and among Parent, the Major Company Stockholders, and the Escrow Agent (and any other parties deemed necessary by the parties hereto), providing for the holding and disbursement of the Adjustment Escrow Amount in accordance with the terms hereof and thereof.

“Estimated Adjustment Amount” has the meaning assigned to such term in Section 2.5(a).

“Estimated Merger Consideration” has the meaning assigned to such term in Section 2.2(b).

“Ex-Im Laws” means all applicable Laws relating to export, reexport, transfer, and import controls, including, the Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import Laws administered by U.S. Customs and Border Protection.

“Exact Adjustment” has the meaning assigned to such term in Section 2.7(b).

“Excess Company Cash” means all Cash in excess of the Cash Threshold.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Benefits” has the meaning assigned to such term in Section 7.12(a).

“Excluded Share” has the meaning assigned to such term in Section 2.1(a)(i).

“Existing Credit Agreement” means that certain Credit Agreement by and among HoldCo, Main Event Entertainment, Inc., as the borrower (the “Borrower”), certain subsidiaries of the Borrower from time to time party thereto, as guarantors, the lenders from time to time party thereto, UBS AG, as administrative agent and Fortress Credit Corp., as collateral agent and the other agents party thereto, dated as of April 4, 2019, as amended on April 17, 2020, May 27, 2020 and June 13, 2020 (and as it may be further amended, restated, amended and restated, supplemented, refinanced, replaced or otherwise modified from time to time).

“Expenses” has the meaning assigned to such term the definition of “Company Transaction Expenses.”

“Explanatory Memorandum” has the meaning assigned to such term in Section 8.2(a).

“Extraordinary General Meeting” has the meeting assigned to such term in Section 8.2(e).

“Fee Letters” has the meaning assigned to such term in Section 6.7(a).

“Final Adjustment Amount” has the meaning assigned to such term in Section 2.7(a).

“Final Closing Statement” has the meaning assigned to such term in Section 2.6(f).

“Financial Statements” has the meaning assigned to such term in Section 3.6.

“Financing Sources” means the lenders, agents, purchasers, underwriters and/or arrangers of any Debt Financing, together with their respective affiliates, officers, directors, employees, agents and Representatives and their successors and permitted assigns, including any successors or permitted assigns via joinder agreements or credit agreements relating thereto.

“Financing Termination Payment” has the meaning assigned to such term in Section 11.5(a).

“FIRPTA Certificate” has the meaning assigned to such term in Section 7.4.

“Food Laws” means all Laws governing the formulation, manufacturing, packing, holding, distributing, labeling, advertising and marketing of food, including the Federal Food, Drug, and Cosmetic Act (the “FDCA”), the Food Safety Modernization Act, the Federal Meat Inspection Act, the Poultry Product Inspection Act, the Federal Trade Commission Act, the Lanham Act, the Organic Foods Production Act of 1990, and all applicable regulations promulgated thereunder, any applicable federal, state, county, city, municipal or local law (including common law), statute, code ordinance, rule, regulation or treaty, and any applicable foreign country requirements that are similar or analogous to any of the foregoing, as in effect as of the date hereof.

“Form 8-K” has the meaning assigned to such term in Section 7.14(c).

“GAAP” means generally accepted accounting principles in the United States, consistently applied. With respect to the computations pursuant to ARTICLE 2, GAAP will be as in effect as of the Reference Time. With respect to the Company Financial Statements referred to in Section 3.6, GAAP will be as in effect as of the date of the relevant Company Financial Statements.

“Governmental Authority” means any transnational, domestic or foreign national, state, multi-state or municipal or other local government, regulatory body, any subdivision, department, court, arbitrator or arbitral body (public or private), agency, instrumentality, official, commission or authority thereof (including state-owned entities), or any quasi-governmental or private body exercising any regulatory or taxing authority thereunder (including the ASX and the IRS).

“Guaranteed Obligations” has the meaning assigned to such term in Section 12.19.

“Hazardous Substances” means any substance, material or waste listed, defined or characterized under Environmental Laws as “hazardous,” “toxic,” or “radioactive” or as a “pollutant” or “contaminant” or words of similar meaning or effect, including petroleum and per- and polyfluoroalkyl substances.

“HoldCo” has the meaning assigned to such term in Section 3.6.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the applicable regulations promulgated thereunder.

“IFRS” means the international accounting standards promulgated by the International Accounting Standards Board and its predecessors, as in effect from time to time.

“Identified Capital Project” has the meaning assigned to such term in Section 7.2(c).

“Identified Capital Projects” has the meaning assigned to such term in Section 7.2(c).

“Improvements” has the meaning assigned to such term in Section 3.12(c).

“Incidental Licenses” means any (a) non-disclosure Contract permitting the use of any confidentiality or proprietary information or (b) Contract under which any Intellectual Property is non-exclusively licensed by a member of the Company Group to a consultant, contractor, supplier or vendor of any member of the Company Group for the sole benefit of such member of any Company Group or that permits any consultant, contractor, supplier or vendor to identify any member of the Company Group as a customer of such consultant, contractor, supplier or vendor.

“Indebtedness” means, as of any time, without duplication, (i) the principal, accrued and unpaid interest and any prepayment premiums or penalties in respect of (a) all indebtedness for borrowed money of the Company Group or for the deferred or unpaid purchase price of property or services (including any earnouts), (b) any other indebtedness of the Company Group which is evidenced by a note, bond, debenture or similar instrument or commercial paper, (c) all deferred obligations of the Company Group to reimburse any bank or other Person in respect of amounts paid or advanced under a letter of credit, surety bond, performance bond or other instrument, in each case, to the extent currently drawn, (d) all indebtedness for borrowed money of another Person guaranteed, directly or indirectly, by the Company Group, (e) all obligations of the Company Group under leases accounted for as capital leases in the Financial Statements, (f) all indebtedness that is required to be capitalized in accordance with GAAP, (g) the aggregate net liability pursuant to any derivative instruments of the Company Group, including any interest rate or currency swaps, caps, collars, options, futures or purchase or repurchase obligations, (ii) all outstanding severance obligations, deferred compensation (to the extent unfunded or underfunded) and unpaid bonuses or commissions (plus the employer portion of any payroll, social security, unemployment or similar Taxes imposed on such amounts, computed as though all such amounts were payable on the Closing Date), (iii) the Tax Liability Amount, (iv) any payroll, social security or similar Tax the payment of the Company Group which remains deferred until after the Closing Date under any COVID-19 Measures, (v) declared but unpaid distributions, and (vi) the items included on Schedule B. Notwithstanding the foregoing, “Indebtedness” shall not include any obligations of the type described in this definition that are solely between or among any one or more members of the Company Group, and shall be determined without taking into account any payment of such Indebtedness occurring on the Closing Date.

“Independent Expert” means an independent expert to be engaged by Ardent Leisure for the purposes of providing the Independent Expert’s Report.

“Independent Expert’s Report” means a report (or any update of, or revision, amendment or supplement to, that report) to be issued by the Independent Expert stating whether or not the Transaction is in the best interests of, and is fair and reasonable to, Ardent Leisure Shareholders.

“Intellectual Property” means all intellectual property rights throughout the world, registered or unregistered, arising under the Laws of any jurisdiction throughout the world, including all: (a) patents and patent applications, including any continuations, divisionals, continuations-in-part, provisionals and patents issuing on any of the foregoing, and any renewals, reexaminations, substitutions, extensions and reissues of any of the foregoing (“Patents”); (b) trademarks, service marks, service names, trade dress, trade names, logos, corporate names and other source or business identifiers, and any registrations, applications for registration, renewals and extensions of any of the foregoing, together with all of the goodwill associated with any of the foregoing (“Marks”); (c) works of authorship, copyrightable works, copyrights and any registrations, applications for registration, renewals, extensions and reversions of any of the foregoing (“Copyrights”), (d) trade secrets, know-how and other confidential and proprietary information and (e) Internet domain names.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (a) with respect to the Company, the actual knowledge of Christopher Morris, Darin Harper and Lane DeYoung, and (b) with respect to Parent, the actual knowledge of Michael Quartieri and Rob Edmund, in each case of clause “(a)” and “(b),” after reasonable due inquiry of such person’s direct reports.

“Law” means any federal, state, local, municipal, foreign, international, multinational, or other administrative Order, constitution, law, ordinance, principle of common law, regulation, act, statute, code or treaty, or the rules of any applicable stock exchange on which shares of the capital stock of a party hereto is traded.

“Lease” has the meaning assigned to such term in Section 3.12(b).

“Leased Real Property” has the meaning assigned to such term in Section 3.12(b).

“Letter of Transmittal” has the meaning assigned to such term in Section 2.2(e).

“Liens” means all liens, pledges, voting agreements, voting trusts, proxy agreements, security interests, mortgages and other possessory interests, conditional sale or other title retention agreements, licenses, assessments, easements, rights-of-way, rights of first refusal, defects in title, encroachments and other burdens, options or encumbrances of any kind, except for any restrictions on transfer generally arising under any applicable Securities Law.

“Lookback Date” has the meaning assigned to such term in Section 3.9(a).

“LTIP Participant” means a “Participant” under the 2020 LTIP, as such term is defined in the 2020 LTIP.

“LTIP Payment” means the aggregate dollar amount of owed to each of the LTIP Participants in respect of the vesting of their Awards in connection with the Transactions pursuant to the 2020 LTIP.

“LTIP Surrender Agreement” has the meaning set forth in Section 2.2(d).

“Maintenance Capital Expenditures” has the meaning assigned to such term in Section 7.2(c).

“Major Company Stockholders” means Ardent Leisure Limited and RedBird.

“Marks” has the meaning assigned to such term in the definition of “Intellectual Property.”

“Material Adverse Effect” means any change, event, effect, claim, circumstance or occurrence (each, an “Effect”) that (considered together with all other Effects) has had, or would reasonably be expected to have, a material and adverse effect on the business, assets, or financial condition of the Company Group taken as a whole; provided, however, that, none of the following adverse Effects shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect: (a) general operating, business, regulatory or other conditions in the industry in which the members of the Company Group operate (including, for the avoidance of doubt, any loss of customers, suppliers, orders, Contracts or other business relationships resulting from, or in connection with COVID-19); (b) general economic conditions, including changes in tariffs or the credit, debt or financial, capital markets (including changes in interest or exchange rates); (c) conditions in the securities markets, capital markets, credit markets, currency markets or other financial markets, including (i) changes in interest rates and changes in exchange rates for the currencies of any countries, and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market; (d) any stoppage or shutdown of any Governmental Authority (including any default by a Governmental Authority or delays in payments or delays or failures to act by any Governmental Authority); (e) the execution, announcement or pendency or consummation of the contemplated Transactions (including the identity of Parent) (provided that this clause “(e)” shall not apply to any representation and warranty in clause “(iv)” of Section 3.5); (f) changes in GAAP or IFRS or any changes in applicable Law or the enforcement or interpretation thereof, solely to the extent occurring after the date hereof; (g) the failure of any member of the Company Group to meet or achieve the results set forth in any internal budget, plan, projection or forecast (provided, that the cause or basis for failure of the members of the Company Group to meet such budget, plan, project or forecast need not be excluded); (h) global, national or regional political, financial, economic or business conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway; (i) hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires or other natural disasters and other force majeure events; (j) Effects arising from or relating to epidemics, pandemics, widespread occurrences of infectious diseases or disease outbreaks, including COVID-19 or any COVID-19 Measures, and (k) any actions taken by a member of the Company Group that are expressly required to be taken or omitted pursuant to this Agreement or the Transaction Documents (other than pursuant to Section 7.2(a)), or taken with Parent’s consent or at Parent’s request; provided, that in the case of clauses “(a),” “(b),” “(c),” “(d),” “(f),” “(h),” “(i)” and “(j)” if such Effect disproportionately affects the Company Group as compared to other Persons or businesses that operate in the industry in which the Company and its Subsidiaries operate, then only the disproportionate aspect of such Effect may be taken into account in determining whether a Material Adverse Effect has or would reasonably be expected to occur.

“Material Contract” has the meaning assigned to such term in Section 3.15(a).

“Material Suppliers” has the meaning assigned to such term in Section 3.21(a).

“Merger” has the meaning assigned to such term in the Recitals.

“Merger Consideration” has the meaning assigned to such term in Section 2.2(b).

“Merger Consideration Spreadsheet” has the meaning assigned to such term in Section 2.5(a).

“Merger Sub” has the meaning assigned to such term in the Preamble.

“Negative Report” has the meaning set forth in Section 8.1(e).

“Negative Report Notice” has the meaning set forth in Section 8.1(e).

“Negative Report Notice Period” has the meaning set forth in Section 8.1(e).

“New Unit Development Capital Expenditures” means (i) the aggregate amount of all consolidated Capital Expenditures contemplated by the Capital Expenditure Budget to be incurred by the Company Group on or following July 1, 2022 in connection with Identified Capital Projects that have been actually incurred and paid by the Company Group to an unaffiliated third party on or prior to the Reference Time, multiplied by (ii) 75%; provided, that, solely for the purposes of calculating the Adjustment Amount, (x) in no event shall the New Unit Development Capital Expenditures exceed an amount equal to $7,000,000 if the Closing Date occurs on or before September 30, 2022, and (y) if the Closing Date occurs after September 30, 2022, in no event shall the New Unit Development Capital Expenditures include an amount greater than $7,000,000 for Capital Expenditures for the period from July 1, 2022 to September 30, 2022. For the avoidance of doubt, Maintenance Capital Expenditures, Active Project Capital Expenditures and other Capital Expenditures made in the ordinary course of business and not in connection with Identified Capital Projects will not be deemed to be New Unit Development Capital Expenditures.

“Notice of Disagreement” has the meaning assigned to such term in Section 2.6(c).

“Obligor Pro Rata Share” means, with respect to each RedBird Obligor, the percentage set forth in Section 12.19 of the RedBird Disclosure Schedule.

“Order” means any award, order, decision, injunction, judgment, ruling decree, writ or verdict entered, issued, made or rendered by any Governmental Authority or arbitrator.

“Organizational Documents” means (a) the articles or certificates of incorporation and the by-laws of a corporation, (b) the partnership agreement and any statement of partnership of a general partnership, (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership, (d) the operating or limited liability company agreement and the certificate of formation of a limited liability company, (e) any charter, joint venture agreement or similar document adopted or filed in connection with the creation, formation or organization of a Person, and (f) any amendment to or equivalent of any of the foregoing.

“Owned Intellectual Property” means all Intellectual Property owned by any member of the Company Group.

“Owned Registered Intellectual Property” has the meaning assigned to such term in Section 3.19(a).

“Parent” has the meaning assigned to such term in the Preamble.

“Parent Board” has the meaning assigned to such term in the Recitals.

“Parent Closing Certificate” has the meaning assigned to such term in Section 10.7(a).

“Parent Cure Period” has the meaning assigned to such term in Section 11.1(g).

“Parent Disclosure Schedule” has the meaning assigned to such term in ARTICLE 6.

“Parent Information” means information regarding the Parent group provided by or on behalf of Parent for inclusion in the Explanatory Memorandum, being (a) information about Parent, its related bodies corporate (as defined in the Australian Corporations Act), its business, interests and intentions for Parent and (b) any other information required under the Corporations Act, Corporations Regulations or ASX Listing Rules to be prepared that the parties agree is ‘Parent Information’ and that is identified in the Explanatory Memorandum as such.

“Parent Material Adverse Effect” means an Effect that (considered together with all other Effects) prevents, materially delays or impairs Parent’s or Merger Sub’s ability to consummate the Transactions, including the Merger, and to perform its obligations under this Agreement and the other Transaction Documents.

“Parent Plans” has the meaning assigned to such term in Section 7.12(a).

“Parent Tax Group” has the meaning assigned to such term in Section 7.6(h).

“Parent’s Auditor” has the meaning assigned to such term in Section 7.14(d).

“Patents” has the meaning assigned to such term in the definition of “Intellectual Property.”

“Payoff Amount” has the meaning assigned to such term in Section 7.14(a).

“Payoff Letters” has the meaning assigned to such term in Section 7.14(a).

“Per Share Common Stock Consideration” has the meaning assigned to such term in Section 2.2(b).

“Per Share Series A Preferred Stock Consideration” has the meaning assigned to such term in Section 2.2(b).

“Per Share Series B Preferred Stock Consideration” has the meaning assigned to such term in Section 2.2(b).

“Permit” means all permits, authorizations, certificates, franchises, licenses, consents and other approvals from any Governmental Authority or pursuant to any applicable Law.

“Permitted Liens” means (a) statutory Liens for current Taxes, assessments or other governmental charges not yet due and payable or being contested in good faith by appropriate proceedings by the applicable member of the Company Group and for which appropriate reserves have been established on the Financial Statements in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’ and other similar Liens arising or incurred in the ordinary course of business for obligations that are not overdue or are being contested in good faith by appropriate proceedings by the applicable member of the Company Group and for which appropriate reserves have been established on the Financial Statements in accordance with GAAP, (c) other Liens on tangible property that were not incurred in connection with the borrowing of money or the advance of credit and that do not materially interfere with the conduct of the business conducted by the Company Group taken as a whole, (d) imperfections in title, charges, easements, rights of way (whether recorded or unrecorded), restrictions, declarations, covenants, conditions, defects, exceptions, encumbrances and other similar matters which affect title to the property or assets of the Company Group but do not materially impair the ability of the Company Group to use or operate the property or asset to which they relate consistent with past practice, (e) any right, interest, Lien or title of a lessor, sublessor, or other person in the title under any lease or other agreement or in the property being leased or occupied Liens on Leased Real Property arising from the provisions of the applicable leases which are not violated in any material respect by the current use or occupancy of such Leased Real Property or the operation of the business of the Company Group conducted thereon, (f) Liens on any estate superior to the interest of the Company Group in any Leased Real Property, (g) pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security obligations, (h) zoning regulations and land use restrictions that do not materially and adversely impair or interfere with the use of any Leased Real Property affected thereby consistent with past practice, (i) Liens that do not materially interfere with the use of any asset that is material to the business of the Company Group, (j) Liens set forth on Schedule C of the Disclosure Schedule, (k) non-exclusive licenses of Intellectual Property granted in the ordinary course of business, and (l) in the case of Intellectual Property, gaps or defects in the chain of title evident from the publicly-available records of the Governmental Authority that maintains such records.

“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or labor organization or any other entity or Governmental Authority.

“Personal Information” has the meaning assigned to such term in Section 3.20(a).

“Personal Property Leases” has the meaning assigned to such term in Section 3.12(d).

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and, in the case of any Straddle Period, the portion of such period beginning after the Closing Date.

“PPP” means the Paycheck Protection Program as described in the CARES Act and modified by the Small Business Administration and Department of Treasury guidance documents and FAQs, subsequent interim final rules, the Paycheck Protection Program Flexibility Act of 2020, Division N of the Consolidated Appropriations Act, 2021, the American Rescue Plan Act, and any subsequent amendments or updates to Section 7(a)(36) of the Small Business Act (15 U.S.C. 636(a)(36)).

“Pre-Closing Period” has the meaning assigned to such term in Section 7.1(a).

“Pre-Closing Tax Asset” means any U.S. federal or state net operating losses, losses, trading losses, capital losses, deferred business interest deductions, and income tax credits of the Company Group relating to the Pre-Closing Tax Period and excluding, for the avoidance of doubt, any such amounts that were included in determining the Tax Liability Amount.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, in the case of any Straddle Period, the portion of such period beginning on or before and ending on and including the Closing Date.

“Preferred Stock” means, collectively, the Series A Preferred Stock and the Series B Preferred Stock.

“Privileged Communications” has the meaning assigned to such term in Section 12.16.

“Pro Rata Share” means (a) with respect to Ardent Leisure, a percentage equal to the quotient of (i) the Ardent Leisure Common Stock Consideration divided by (ii) the sum of (A) the Ardent Leisure Common Stock Consideration plus (B) the RedBird Series A Preferred Stock Consideration, and (b) with respect to RedBird, a percentage equal to the quotient of (i) the RedBird Series A Preferred Stock Consideration divided by (ii) the sum of (A) the Ardent Leisure Common Stock Consideration plus (B) the RedBird Series A Preferred Stock Consideration.

“Privacy Laws” means all applicable Laws relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information or otherwise relating to privacy, security, security breach notification requirements, or consumer protection.

“Privileged Communications” has the meaning assigned to such term in Section 12.16.

“Proposed Adjusted Amount” has the meaning assigned to such term in Section 2.6(a).

“Proposed Closing Statement” has the meaning assigned to such term in Section 2.6(a).

“Prospective Real Property” has the meaning assign to such term in Section 3.12(a).

“Qualifying Transaction” has the meaning assigned to such term in Section 11.4(b).

“R&W Policy” has the meaning assigned to such term in Section 7.7.

“RCAs” has the meaning assigned to such term in the Recitals.

“RedBird Party” has the meaning assigned to such term in the preamble to Article V.

“Reference Month” has the meaning assigned to such term in the definition of “Capital Expenditures Excess.”

“Reference Time” means 12:01 a.m. (Dallas, Texas time), on the Closing Date; provided, however, solely in respect of Closing Indebtedness and Company Transaction Expenses, “Reference Time” means immediately prior to the Closing.

“Related Persons” has the meaning assigned to such term in Section 3.23.

“Relevant Interest” has the meaning given in the Australian Corporations Act.

“Replacement Financing” has the meaning assigned to such term in Section 7.13(e).

“Replacement Securities Financing” has the meaning assigned to such term in Section 7.14(d).

“Representatives” means, with respect to any Person, such Person’s officers, directors, stockholders, partners, members, employees, consultants, agents, attorneys, accountants, investment bankers, advisors, Financing Sources and other representatives.

“Required Amount” has the meaning assigned to such term in Section 6.7(b).

“Required Information” means (a) (i) the audited consolidated balance sheets and the related audited consolidated statements of income and cash flows for the fiscal years ended June 29, 2021, June 30, 2020 and each subsequent completed fiscal year ended at least 105 days before the Closing Date for HoldCo and (ii) the unaudited consolidated balance sheet of HoldCo for the fiscal quarter ended December 28, 2021 and each subsequent fiscal quarter ending at least 60 days prior to the Closing Date and the portion of the fiscal year through the end of such fiscal quarter, and, in each case, the related unaudited consolidated statements of income and cash flows of HoldCo for the period then ended and (b) all financial information reasonably necessary for Parent to prepare a pro forma unaudited combined balance sheet and related pro forma unaudited combined statement of operations of Parent and its Subsidiaries as of and for (A) the most recently completed fiscal year of Parent that has ended at least 105 days prior to the Closing Date and (B) as of and for the most recent completed interim fiscal quarter-period following such fiscal year that has ended at least 60 days prior to the Closing Date, in each case, after giving effect to the transactions contemplated hereby as if the transactions contemplated hereby had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of operations).

“Restricted Cash” means cash deposits (including, for the avoidance of doubt, all cash deposits in respect of Leased Real Property, security deposits or otherwise), cash in reserve accounts, cash escrow accounts and guaranty accounts, custodial cash, cash received from insurance proceeds related to a casualty event that has not yet been applied to repair damaged property, and cash subject to a lockbox, dominion, control of similar agreement or otherwise subject to any legal or contractual restriction on the ability to freely transfer or use such cash for any lawful purposes, and, only to the extent received prior to or at the Effective Time, any cash proceeds in connection with any divestiture or hold separate or similar action taken at the sole election of Parent and with the express prior written consent of Parent in connection with satisfying the conditions under Sections 9.4 and 9.7 herein.

“Retention Plan” means that certain plan to be adopted by Parent or a member of the Company Group prior to Closing, and which formalizes the payments set forth on Schedule D.

“RedBird” has the meaning assigned to such term in the Preamble.

“RedBird Base Series A Preferred Stock Consideration” has the meaning assigned to such term in Section 2.2(b).

“RedBird Closing Certificate” has the meaning assigned to such term in Section 9.6(c).

“RedBird Consent” has the meaning assigned to such term in Section 3.4.

“RedBird Cure Period” has the meaning assigned to such term in Section 11.1(c).

“RedBird Disclosure Schedule” has the meaning assigned to such term in Article 5.

“RedBird LTIP Share” means the portion of the LTIP Payment that RedBird would otherwise be allocated in connection with the payment to the LTIP Participants due to the vesting of their Awards in connection with the Transactions.

“RedBird Material Adverse Effect” means an Effect that (considered together with all other Effects) prevents, materially delays or impairs RedBird’s or the RedBird Obligors’ ability to consummate the Transactions, including the Merger, and to perform their obligations under this Agreement and the other Transaction Documents.

“RedBird Termination Payment” has the meaning assigned to such term in Section 11.4(a).

“RedBird Series A Preferred Stock Consideration” has the meaning assigned to such term in Section 2.2(b).

“RedBird Series A Preferred Stock Consideration Adjustment” has the meaning assigned to such term in Section 2.2(b).

“RedBird Support Agreement” means the Support Agreement entered into by RedBird, the RedBird Obligors and Parent.

“Sanctioned Person” means any Person that is the subject or target of Sanctions or restrictions under Sanctions, including: (a) any individual or entity listed on any Sanctions-related list of designated or blocked persons, (b) a national of, resident in or organized under the laws of a country or region that is the subject of comprehensive Sanctions; (c) any entity that is, in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by any of the foregoing.

“Sanctions” means all applicable Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by the U.S. Treasury or the U.S. Department of State) or the United Nations Security Council.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Plan” has the meaning assigned to such term in Section 3.20(b).

“Series A Preferred Stock” means Series A Preferred Stock of the Company, par value $0.001 per share.

“Series B Preferred Stock” means Series B Preferred Stock of the Company, par value $0.001 per share.

“Series B Preferred Stock Consideration” has the meaning assigned to such term in Section 2.2(b).

“Series B Preferred Stockholders” means holders of the Company’s Series B Preferred Stock.

“Software” means all software, including source code and object code and computer programs.

“Solvent” has the meaning assigned to such term in Section 6.8(b).

“Stockholder Approval” has the meaning assigned to such term in Section 3.4.

“Stockholders’ Agreement” means that certain Stockholders’ Agreement, dated as of June 15, 2020, by and among the Company, Ardent Leisure Limited, Ardent Leisure and RedBird.

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person of which a majority of the outstanding share capital, voting securities or other voting equity interests are owned, directly or indirectly, by such first Person. For the avoidance of doubt, the members of the Company Group shall be deemed to be Subsidiaries of Ardent Leisure for purposes of this Agreement.

“Superior Proposal” has the meaning assigned to such term in Section 8.1(f).

“Support Agreements” has the meaning assigned to such term in the Recitals.

“Surviving Company” has the meaning assigned to such term in Section 1.1.

“Tax” means any tax (including any income tax, franchise tax, gross receipts tax, net worth tax, branch profits tax, capital gains tax, goods or services tax, value-added tax, sales tax, use tax, property tax, transfer tax, payroll tax, social security tax, stamp tax or withholding tax), any duties, charges, levies or assessments in the nature of taxes of any kind (including any charges or levies in respect of escheated, abandoned or unclaimed property) and any related fine, penalty, interest, or addition to tax with respect thereto, imposed, assessed or collected by or under the authority of any Governmental Authority, including any estimated amount in respect of the foregoing.

“Tax Benefit Period” has the meaning assigned to such term in Section 7.6(h).

“Tax Benefit Statement” has the meaning assigned to such term in Section 7.6(h).

“Tax Liability Amount” means, without duplication, the unpaid amount of income Taxes of the Company Group attributable to any Pre-Closing Tax Period (including the portion of any Straddle Period ending on the Closing Date) relating to Tax Returns (other than Tax Returns have already been filed and for which the amount of Taxes shown as due and owing thereon have been paid in full), calculated (a) consistently with the past practice of the Company Group unless otherwise required under applicable Law; (b) by excluding any deferred tax assets and liabilities or accruals or reserves established or required to be established with respect to uncertain Tax positions; (c) by excluding any Taxes attributable to any action taken by Parent or any of its Affiliates (including any member of the Company Group) on the Closing Date after the Closing outside the ordinary course of business or in violation of Section 7.6(c); (d) by taking into account the amount of any estimated payments, deposits, prepayments, or overpayments relating to income Taxes with respect to any Pre-Closing Tax Period; provided, that such estimated payment, deposit, prepayment or overpayment may be currently applied to reduce a specific income Tax liability; (e) by including any Transaction Tax Deductions; (f) by including any unpaid unemployment Taxes (and any associated liabilities or fees) with respect to the Tax Lien for unemployment Taxes imposed by the State of Texas under the Texas Unemployment Compensation Act; and (g) by including any unpaid gross receipts Taxes (and any associated liabilities or fees) imposed by the City of Atlanta under the Municipal Code of the City of Atlanta; provided, that the Tax Liability Amount shall not be less than zero in the aggregate or with respect to any Tax or any jurisdiction.

“Tax Return” means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection, or payment, of any Tax.

“Termination Period Date” means the date that is the latter of (i) ten Business Days following a Change in Recommendation, and (ii) the Business Day immediately prior to the Dissemination Date.

“Threatened” means that a party has received a formal written notice or demand.

“Timetable” means Schedule E.

“Transaction Documents” means this Agreement, the Escrow Agreement, the Support Agreements, the RCAs and any other documents executed and delivered pursuant to or in connection with this Agreement.

“Transaction Tax Benefit” has the meaning assigned to such term in Section 7.6(h).

“Transaction Tax Benefit Cap” means an amount equal to the product of (i) the U.S. federal deductions and net operating losses of the Company Group arising solely in respect of the payment of the LTIP Payment, determined on a “with and without” basis relating to the Pre-Closing Tax Period (taking into account, for the avoidance of doubt, any adjustment to such U.S. federal deductions and net operating losses pursuant to an audit or other Action that is finally determined, and excluding, for the avoidance of doubt, any deductions attributable to the LTIP Payment that were included in determining the Tax Liability Amount) and (ii) 24.62%.

“Transaction Tax Deductions” means, without duplication and regardless of by whom paid and whether or not paid prior to, at or after the Closing, for federal income Tax purposes, (a) the deductible portion of all Company Transaction Expenses, (b) all deductions for compensation attributable to payments by (or deemed to be made by) any member of the Company Group to, or the vesting of any stock (incentive or otherwise), or other incentive equity or payment right held by, any employee, former employee, service provider or member of the Company Board resulting from or related to the Transactions, including any stay bonuses, sale bonuses, change in control payments, retention payments, synthetic equity payments, or similar payments (for the avoidance of doubt, which shall include any Transaction Tax Deductions in respect of the 2020 LTIP and the Retention Plan), (c) all deductions resulting from the repayment of any loans or other obligations in connection with the Transactions, including all fees, expenses and interest (including amounts treated as interest for income Tax purposes), original issue discount, breakage fees, tender premiums, consent fees, redemption, retirement or make-whole payments, defeasance in excess of par or similar payments and any deductions for the capitalized and unamortized portion of any financing fees or expenses of the Company Group, and (d) all deductions attributable to any other fees, costs and expenses incurred in connection with the Transactions by or on behalf of the Company Group. With respect to amounts that constitute success-based fees, Parent shall cause the Company Group to make an election under Revenue Procedure 2011-29 to treat 70% of such fees as deductible for all purposes hereunder.

“Transactions” has the meaning assigned to such term in the Recitals.

“Transfer Taxes” has the meaning assigned to such term in Section 7.6(a).

“Treasury Regulations” means the regulations promulgated under the Code.

“Unit” means any entertainment center at a particular location that owned or operated by any member of the Company Group, and any other such entertainment centers in which any member of the Company Group has a controlling interest and operates after the date hereof.

“Waived 280G Benefits” has the meaning assigned to such term in Section 7.10.

“Waiving Parties” has the meaning assigned to such term in Section 12.16.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, and the regulations promulgated thereunder, and any similar foreign, state or local Law.

“Weil” has the meaning assigned to such term in Section 12.16.

“Willful and Material Breach” shall mean a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of any covenant or other agreement set forth in this Agreement, with the knowledge by the breaching party that the taking of such act or failure to take such act would constitute such breach.

“Working Capital” means (A) the consolidated current assets of the Company Group minus (B) the consolidated current liabilities of the Company Group (solely to the extent such current assets and current liabilities are specifically listed in the sample calculation of the Working Capital attached hereto as Schedule F), calculated in a manner consistent with the sample calculation set forth therein and as determined in accordance with the Accounting Policies. For the avoidance of doubt, “Working Capital” shall not include (a) any amounts reflected in Closing Cash, Closing Indebtedness and Company Transaction Expenses, (b) any intercompany receivables, payables or loans of any kind or nature between or among any of the Company Group or (c) any income or deferred Tax assets or liabilities.

“Working Capital Peg” means (a) $(22,500,000) minus (b) the product of (i) $(235,000) multiplied by (ii) the number of Units related to Identified Capital Projects that initially commence operation during the period commencing at 12:00 a.m. Dallas, Texas time on March 1, 2022 and ending at 11:59 p.m. on the Closing Date.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

PARENT:

Dave & Buster’s Entertainment, Inc.

By:	/s/ Kevin M. Sheehan
Name: Kevin M. Sheehan
Title: Chair of the Board and Interim CEO

MERGER SUB:

Delta Bravo Merger Sub, Inc.

By:	/s/ Robert W. Edmund
Name: Robert W. Edmund Title: General Counsel, Secretary and SVP of Human Resources

[Signature Page to Agreement and Plan of Merger]

ARDENT:

Executed by ARDENT LEISURE GROUP LIMITED ACN 628 881 603 in accordance with section 127 of the Corporations Act 2001 (Cth):

By:	/s/ Gary Weiss
Name: Gary Weiss
Title: Director

By:	/s/ Christopher Todd
Name: Christopher Todd
Title: Company Secretary

[Signature Page to Agreement and Plan of Merger]

REDBIRD:

RB ME LP

By:	RedBird Series 2019 GenPar LLC, its general partner

By:	/s/ Gerald J. Cardinale
Name: Gerald J. Cardinale
Title: Authorized Person

REDBIRD OBLIGORS:

RB ME BLOCKER, LLC

By: RedBird Series 2019 GenPar LLC, its manager

By:	/s/ Gerald J. Cardinale
Name: Gerald J. Cardinale
Title: Authorized Person

RB ME SERIES 2019 INVESTOR AGGREGATOR LP

By: RedBird Series 2019 GenPar LLC, its general partner

By:	/s/ Gerald J. Cardinale
Name: Gerald J. Cardinale
Title: Authorized Person

REDBIRD SERIES 2019 GP CO-INVEST, LP

By: RedBird Series 2019 GP Co-Invest GenPar LLC, its general partner

By:	/s/ Gerald J. Cardinale
Name: Gerald J. Cardinale
Title: Authorized Person

[Signature Page to Agreement and Plan of Merger]

COMPANY:

ARDENT LEISURE US HOLDING, INC.

By:	/s/ Darin Harper
Name: Darin Harper
Title: Vice President/Treasurer/Secretary

[Signature Page to Agreement and Plan of Merger]